Exhibit 99.18

MP PERU SAC

La Arena Project, Peru

Technical Report (NI 43-101)

Prepared by Mining Plus Peru S.A.C. on behalf of

Rio Alto Mining Limited

Effective Date: 31st December 2013

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DATE AND SIGNATURE PAGE

The “qualified persons” (within the meaning of NI 43-101) for the purposes of this report are as listed below. The effective date of this report is 31st December 2013.

[signed]

_________________________
Mr. Enrique Garay M Sc. (MAIG)
Vice President Geology
Rio Alto Mining Limited.
Signed on the 28th March 2014

[signed]

_________________________
Mr. Ian Dreyer B.App. Sc, MAusIMM(CP)
Principal Geologist MIC S.A.C.
Signed on the 28th March 2014

[signed]

_________________________
Mr. Marek Mroczek, P.Eng.,
Senior Mining/Geology Consultant,
Mining Plus Canada Consulting Ltd.
Signed on the 28th March 2014

[signed]

_________________________
Mr. Greg Lane, FAusIMM,
Chief Technical Officer,
Ausenco
Signed on the 28th March 2014

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[signed]

________________________________
Mr. Mark E. Smith, M Sc, PE, GE, RM(SME), D GE(AGP),
President
RRD International Corp.
Signed on the 28th March 2014

[signed]

________________________________
Linton Kirk         B.E (Min), FAusIMM(CP)
Director and Principal Mining Engineer
Kirk Mining Consultants.
Signed on the 28th March 2014

[signed]

________________________________
Chris Kaye         B E (Chem) FAusIMM
Principal Process Engineer
MQes
Signed on the 28th March 2014

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1	EXECUTIVE SUMMARY

1.1	Introduction

Mining Plus Peru S.A.C. has been commissioned by Rio Alto Mining Limited (Rio Alto), a reporting issuer in the Provinces of Alberta, British Columbia and Ontario whose common shares are listed for trading on the Toronto Stock Exchange (TSX), the New York Stock Exchange, the Lima Stock Exchange and in Frankfurt to prepare an Independent Technical Report (Report) of the La Arena gold-copper project (La Arena Project) in Peru.

In particular this report is an update on new gold oxide Mineral Resources and Mineral Reserves and the results of the gold oxide dump leach project operations to date.

There has been no update to the Cu-Au sulphide resource or reserve at the effective date of this report. Detailed work for this project is currently in progress (Phase 2 Study).

For the Mineral Resources and Reserves estimates for the Cu-Au sulphide project, refer to Section 6.0 History or the January 2013 Technical Report.

1.2	Property Description and Location

The La Arena Project is located in northern Peru, 480 km NNW of Lima, Peru, in the Huamachuco District. The project is situated in the eastern slope of the Western Cordillera, close to the Continental Divide at an average altitude of 3,400 metres above sea level. The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings, including the Lagunas Norte mine at Alto Chicama, the Comarsa mine, La Virgen mine, Shahuindo exploration project and Tres Cruces development project.

1.3	Ownership

The La Arena copper and gold deposit was discovered in December 1994 and in January 1995 Cambior initially staked a 1,800 hectares claim group. Since 1994 Cambior, and later Iamgold, staked additional claims to a total of 20,673 hectares.

Cambior was acquired by Iamgold in November 2006 and Iamgold decided to sell La Arena. To effect the sale 44 mining concessions totalling 20,673 hectares were transferred by Iamgold to a new Peruvian company, La Arena S.A. and these concessions are fully owned and registered to La Arena S.A.

In addition to the La Arena Project, the property includes several prospects such as Cerro Colorado, El Alizar porphyry, Agua Blanca epithermal and porphyry, Pena Colorado and La Florida.

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Rio Alto obtained the right to acquire La Arena S.A. pursuant to the terms of an Option and Earn-in Right Purchase Agreement dated June 15, 2009 among Iamgold Quebec Management Inc., a wholly-owned subsidiary of Iamgold, La Arena S.A. and Rio Alto.

On February 9 2011 Rio Alto exercised its option and acquired 100% of La Arena Project upon payment of the exercise price of US$49 million cash.

1.4	Geology and Mineralization

The La Arena (Au, and Cu-Au) project is located in a prolific metallogenic province that contains many precious and polymetallic mines and projects such as; Lagunas Norte (Au-Ag), Santa Rosa (Au), La Virgen (Au), Quiruvilca (Ag-Base Metals), Tres Cruces (Au), Shahuindo (Au-Ag) and Igor (Au-Cu).

The La Arena project contains gold oxide mineralization which is predominantly of an Epithermal High Sulphidation style, hosted in oxidized sandstone-breccia within the Chimu Formation. Oxide intrusive has been included as resource in this update due to positive results from recent metallurgical test work. Also, a colluvium deposit close to the Calaorco Open Pit has also been included in the resource.

More exposure of high grade Au “feeder” or Tilsa style structures has been evident in the Calaorco Open Pit in 2013 and thus these structures have been domained and incorporated into the updated gold oxide resource estimate. These structures are narrow brittle zones that strike along the general Andean trend and have variable sub-vertical dips. Very high gold grades are encountered in these structures.

The Cu-Au-(Mo) sulphide mineralization is a porphyry type, which is hosted in a multi-stage porphyry intrusion. The La Arena Porphyry Cu-Au-(Mo) outcrops to the east from Calaorco and Ethel zones. The style of mineralization is typically porphyritic. There are at least four stages of intrusion. The intrusive rocks vary from dacitic to andesitic; they are differentiated by texture and composition.

In the upper portion of the porphyry, pyrophyllite has been identified, overprinted by sericitic alteration (fine muscovite), which is pervasive. This characteristic indicates that the porphyry and the epithermal events are likely to be genetically related. Alteration is zoned both vertically and laterally with strong argillic alteration (kaolinite) occuring from 10 to 50 m depth. Pervasive phyllic alteration (muscovite-quartz-pyrite) occurs below this zone. At depths below 700 m strong potassic alteration (secondary biotite-magnetite-chlorite, K-feldspar) occurs. This alteration is overprinted by sericitic alteration. Propylitic alteration occurs only in barren Andesitic Dykes.

There has been no significant change in understanding, drilling, or modelling of the Cu-Au sulphide deposit in 2013. The contact of the intrusive with the sandstone has been

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remodelled and re-blocked at finer cell sizes than in 2013, although grades have not been re-estimated.

1.5	Status of Exploration

Exploration at La Arena on and near the Gold Oxide Project in 2013 has concentrated on:

  Mapping and drilling (141 holes for 2,456m) of Colluvium immediately east of the Calaorco Open Pit, which has defined an additional moderate sized oxide resource.

  Definition drilling of the Astrid gold oxide deposit (9 holes for 1,874m) which has defined a very small additional oxide resource and reserve.

  Drilling definition in the southern extension of the Ethel gold oxide deposit (6 holes for 1,800 m) defined additional oxide resource, this drilling identified primary sulphide mineralization at depth, which is associated with the root of epithermal mineralization. This target will be drilled in 2014.

Exploration on the La Arena exploration leases, away from the gold oxide project in 2013 has concentrated on:

  Mapping, geochemical surveys and drilling at La Colorada project (10,105 m at 49 holes of RC and 2,854 m at 10 holes of DDH) with a small additional resource defined. The results were such that no further exploration work is planned at this time at La Colorada.

  El Alizar project, located 2 km W from La Arena. This project will be drilled the second half of 2014.

  Carmen Project, located 11 Km NE from La Arena.

  Rio Alto is actively exploring 27,340 hectares and evaluating third party projects around the La Arena.

1.6	Operations

Operations on site are currently exploiting the gold oxide reserve and are called the Gold Oxide Project. Ore has been mined from 2 open pits, Calaorco and Ethel, with the Ethel Open Pit now being exhausted. Ore is being truck dumped in 8 m lifts onto the dump leach pad, with no crushing or agglomeration required prior to irrigation. The open pits are (contract) mined by conventional drill and blast, load and haul methods. Pit benches have been increased from 6m to 8 m high in 2013. Loading is with 170 t face shovels and a fleet of predominantly 92t dump trucks.

The mining fleet has been reduced in 2013 from 4 fleets to 3 fleets (October 2013) as the majority of a major west wall cutback on the Calaorco Open Pit is well advanced and the waste to ore strip ratio has reduced. Also, the Ethel pit is complete. A quarterly summary of material movement for the project to date is presented in Table 1.6-1.

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Table 1.6-1 As Mined Production (Truck Dry Tonnes) – Oxide Total

		Ore Mined			Waste Tonnes (dT)	Total Tonnes Tonnes (dT)
YEAR	Qtr	Tonnes (dT)	Au (g/t)	Ozs
2011	1	0	0.00	0	0	0
2011	2	551,098	0.54	9,538	788,974	1,340,072
2011	3	1,226,950	0.63	24,948	844,379	2,071,329
2011	4	1,885,704	1.14	69,061	2,549,018	4,434,722
2012	1	1,505,960	1.23	59,445	2,262,038	3,767,998
2012	2	1,820,213	1.05	61,221	2,016,694	3,836,907
2012	3	2,369,259	0.59	44,737	3,460,893	5,830,152
2012	4	2,571,532	0.63	51,725	5,213,822	7,785,354
2013	1	2,393,789	0.51	39,507	5,995,026	8,388,815
2013	2	3,034,844	0.65	63,055	6,242,967	9,277,811
2013	3	4,996,298	0.58	93,542	5,595,440	10,591,738
2013	4	3,386,206	0.66	72.119	5,163,924	8,550,130
Total		25,741,853	0.71	588,898	40,133,174	65,875,028

Cyanide leach solution is sprayed onto each leach pad cell for a nominal period of 60 days. The pregnant solution flows onto the geomembrane underlying the pad to a central collection point and into the pregnant solution pond. Pontoon mounted pumps in this pond are used to pump the solution to the adsorption, desorption and refining (ADR) plant located approximately 300 m north of the leach pad. The plant currently has the capacity to treat 36,000 tpd of ore. The process includes absorption onto carbon pellets and desorption in high caustic/high temperature leach columns. The carbon is sent to regeneration and the enriched solution is sent to electrowinning cells where a cathode is used to produce a fine-grained precipitate.

The precipitate is filtered and dried at approximately 420oC which also evaporates the mercury which is then captured for later disposal. This dried precipitate is smelted to produce doré bars of approximately 80% Au.

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A quarterly summary of processing for the project to date is presented in Table 1.6-2.

Table 1.6-2 Leach Pad Vital Statistics – Oxide Total

		SURVEY ADJUSTED DUMPED ORE			IRRRIGATED ORE			RECOVERED OUNCES	CALCULATED RECOVERY (%)
Year	Quarter	Tonnes (TM)	Au gr/TM	Oz	Tonnes (TM)	Au gr/TM	Oz	Oz SMELTING
2011	1	0	0	0	0	0	0	0	0
2011	2	551,098	0.54	9,538	551,098	0.54	9,538	4,647	72
2011	3	1,047,103	0.69	23,136	1,047,103	0.69	23,136	14,722	73
2011	4	868,681	1.71	47,778	868,681	1.71	47,778	31,776	80
2012	1	1,289,483	1.37	56,966	1,289,483	1.37	56,966	56,222	83
2012	2	1,734,680	1.09	60,662	1,734,680	1.09	60,662	58,228	86
2012	3	2,369,259	0.59	44,736	2,369,259	0.59	44,736	47,129	90
2012	4	2,571,532	0.63	51,726	2,571,532	0.63	51,726	40,154	89
2013	1	2,284,185	0.51	37,385	2,284,185	0.51	37,385	36,539	90
2013	2	3,001,082	0.65	62,441	3,001,082	0.65	62,441	48,659	86
2013	3	4,477,240	0.62	89,287	4,477,240	0.62	89,287	59,574	83
2013	4	3,386,206	0.66	72,119	3,386,206	0.66	72,119	70,623	86
TOTAL		23,580,549	0.73	555,775	23,580,549	0.73	555,775	468,273	85

An accommodation camp, offices, workshops and warehouse exists to support the gold oxide operations. This infrastructure also supports the ongoing exploration program and the company´s community relations team that works closely with all of the stakeholders in the area.

1.7	Mineral Resource Estimate

This is a material update to the 2013 Gold Oxide Mineral Resource Estimate. No change has been made to the estimate for the Cu-Au Sulphide Mineral Resource Estimate as no new drilling has been completed. Refer to Section 6.3 – Previous Resources Estimates or the January 2013 Technical Report for the most recent Mineral Resource Estimate on the Sulphide Cu-Au material.

The gold oxide resource has been increased due to the following:

  Reporting the oxide intrusive material, due to the completion of new metallurgical recovery test work.

  Including an estimate on the Calaorco Colluvium Deposit for the first time.

  Domaining the Tilsa (high grade) structures within the Calaorco Deposit.

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  Including an estimate on the Astrid Deposit for the first time.

  Re-estimating the reminder of the bulk low grade domains with new blast hole data.

All estimation methods remain the same as the January 2013 Resource Estimate.

Composite lengths in the oxide domain have been increased to 8 m given this is now the minimum mining bench height. Upper cuts have not been applied to the gold oxide composites due to continued positive grade reconciliation as displayed in Table 1.7-1.

Table 1.7-1 Reconciliation of 2013 Resource Model – Oxide Total

	As Mined (Dry Tonnes)				Resource (Jan2013)			Variance to Resource
YEAR	Months	Tonnes	Au (g/t)	Ozs	Tonnes	Au (g/t)	Ozs	Tonnes	Au	Ozs
2011	1
2011	2	551,098	0.54	9,538	384,382	0.46	5,656	30%	15%	41%
2011	3	1,226,950	0.63	24,948	925,408	0.51	15,318	25%	19%	39%
2011	4	1,885,704	1.14	69,061	1,879,133	0.85	51,484	0%	25%	25%
Sub-Total 2011		3,663,751	0.88	103,548	3,188,922	0.71	72,458	13%	20%	30%
2012	1	1,505,960	1.23	59,445	1,582,166	1.13	57,268	-5%	8%	4%
2012	2	1,820,213	1.05	61,221	1,814,378	1.21	70,344	0%	-15%	-15%
2012	3	2,369,259	0.59	44,737	2,349,690	0.60	45,608	1%	-3%	-2%
2012	4	2,571,532	0.63	51,725	3,105,078	0.58	57,569	-21%	8%	-11%
Sub-Total 2012		8,266,965	0.82	217,128	8,851,312	0.81	230,789	-7%	1%	-6%
2013	1	2,393,789	0.51	39,507	2,411,096	0.50	39,033	-1%	2%	1%
2013	2	3,034,844	0.65	63,055	2,419,517	0.59	46,019	20%	8%	27%
2013	3	4,996,298	0.58	93,542	4,586,092	0.47	69,684	8%	19%	26%
2013	4	3,386,206	0.66	72,119	3,169,756	0.58	59,598	6%	12%	17%
Sub-Total 2013		13,811,137	0.60	268,223	12,586,461	0.53	214,334	9%	13%	20%
Grand Total		25,741,853	0.71	588,899	24,626,695	0.65	517,581	4%	8%	12%

The oxide mineral resource is open to the north-west and south-east and at depth. The resource was evaluated within an undiscounted and optimized Whittle pit shell using a US$1400 Au price and all other relevant costs and revenues for the project. The cut-off grade used was 0.07 g/t Au. The cut-off grade has dropped since January 2013 due to lower power and cyanide costs, and the inclusion of more near-surface material into the resource, when compared to the 2013 resource model. The Mineral Resources are summarized in Table 1.7-2.

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Table 1.7-2 Mineral Resource – Oxide Total (In Situ as at December 31st 2013)

(Within Optimized Pit Shell 0.07 g/t Au cut-off)

Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (ppm)	Mo (ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Measured	2	0.43	0.04	0.4	8.4	28
Indicated	98.2	0.41	0.04	0.5	8.5	1,299
Measured and Indicated	100.2	0.41	0.04	0.5	8.5	1,327
Inferred	0.3	0.2	.0.01	0.4	5.7	2

1.8	Mineral Reserve Estimate

Oxide Mineral Reserves have been updated as a result of material changes in the mine operations. The reasons for these material changes are:

  A major update to the Gold Oxide Mineral Resources.

  It has been confirmed that the Oxide Intrusive can be leached with economically acceptable recoveries when blended with other ore sources.

  Updated market parameters with price of gold at US$1,200/ounce.

  The cost and operating information gained from an additional year of commercial production of the gold oxide dump leach mine.

Oxide mineral reserves have been constrained to the final pit design based on an optimized pit shell. The Mineral Reserve has been estimated only with measured and indicated oxide mineral resources. The pit optimization input parameters used are listed in Table 1.7-1

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Table 1.8-1 Pit optimization input parameters

Mining Parameters	Units	Value
Mining Dilution Factor	factor	1.05
Mining Recovery Factor	factor	0.98
Mining Cost (direct & indirect)	$/t	2.99
Processing Parameters	Units	Value
Processing Cost Sediments	$/t	1.53
Processing Cost Intrusive	$/t	1.65
General & Administration Cost	$/t	1.69
Gold leaching recovery intrusive	%	82
Gold leaching recovery sediment	%	85
Economics Assumptions	Units	Value
Gold price	$/oz	1200
Payable proportion of gold produced	%	99.9
Gold Sell Cost	$/oz	12.37
Royalties	%	1

The Oxide Mineral Reserve, based on the December 31st 2013 Measured and Indicated Resource only, is summarized in Table 1.8-2. All Inferred Resource was treated as waste.

Table 1.8-2 La Arena - Oxide Mineral Reserve (In Situ as at December 31st 2013)

(Within Pit Design, cut-off Grade: 0.07 g/t Au sediments and 0.1 g/t Au Intrusive)

Classification	Material Type	Tonnes (DMT)	Au g/t	Cu %	Ag g/t	Au (´000 oz)
Proven	Sediments	1.4	0.45	0.01	0.44	20
	Intrusive	0.2	0.38	0.26	0.34	3
Proven Stockpiled	LG stockpile	1.2	0.23	0.004	0.81	9
Total Proven	Total	2.8	0.35	0.03	0.59	32
Probable	Sediments	56.9	0.47	0.01	0.46	853
	Intrusive	16.5	0.32	0.14	0.37	172
Total Probable	Total	73.4	0.43	0.04	0.43	1,025
Proven and Probable	Sediments	58.2	0.47	0.01	0.48	873
	Intrusive	16.8	0.32	0.14	0.39	175
Proven Stockpile	LG stockpile	1.2	0.23	0	0.81	9
Total Proven and Probable	Total	76.2	0.43	0.04	0.47	1,056

Rounded numbers may not sum exactly
Allows for 98% mining recovery and 5% mining dilution
Mined surface at December 31st 2013

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Intrusive ore hosted within the Oxides cannot be separated as a different ore type for processing, as it needs to be blended with Sediments in order to be leached effectively.

Colluvium material was excluded from the Mineral Reserve Statement due to the financial and operational benefits of not moving the road crossing the deposit in the medium term.

There has been no change to the Sulphide Mineral Reserves and the reader should reference Section 15 of the January 2013 Technical Report for a detailed explanation, or Section 6.4 of this report for the previous mineral reserves.

1.9	Capital and Operating Costs

Capex has been estimated by Rio Alto based on current operations. Rio Alto takes responsibility for the Capital issued in this report.

Annual Capital cost estimates are detailed in Table 1.9-1.

Table 1.9-1 Annual Capital Cost for Oxide Gold Project (in ‘000 US$)

Annual Capital Cost for Oxide Gold Project (in ‘000 US$)
	2014	2015	2016	2017	2018	2019	Total
Pad Construction	11,440	12,210	12,210	-	-	-	35,860
Plant Capex	2,250	-	-	2,000	-	-	-
Other Capex	15,806	-	-	-	-	-	15,806
Capex Additions For Depreciations	29,496	12,210	12,210	2,000	-	-	55,916
Remediation	1,500	1,500	1,500	1,500	1,500	1,500	9,000
Total Capex	30,996	13,710	13,710	3,500	1,500	1,500	60,666

Annual Operating cost estimates for the Oxide Gold project, broken down by major element, are detailed in Table 1.9-2.

Table 1.9-2 Annual Operating Cost for Oxide Gold Project (in ‘000 US$)

	2014	2015	2016	2017	2018	2019	Total
Net Revenue	240,375	229,973	197,487	151,640	141,126	93,984	1,054,586
Total Operating Expenses	115,333	100,061	72,520	72,692	68,617	44,740	473,963
Closure Expenditures	1,500	1,500	1,500	1,500	1,500	1,500	9,000
Operating Profit (EBITDA)	123,542	128,412	123,467	77,448	71,009	47,744	571,623
Operating Profit Margin	51.2%	55.6%	62.2%	50.9%	50.1%	50.6%	54.0%

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1.10	Conclusions and Recommendations

1.10.1	Geology and Mineral Resources

  The increase in the Oxide Gold Resource is primarily due to the inclusion of oxide intrusive material. Sufficient metallurgical test work has been completed in 2013 to include this material in the resource.

  The Calaorco Gold Oxide Resource remains open along strike and should be further tested in 2014.

1.10.2	Mining and Mineral Reserves

  Even after allowing for the oxide ore mined up to 31 December 2013 the oxide reserves have increased in tonnes and contained gold from the January 2013 Report.

  Mineral Reserves have increased significantly for the Oxide material, primarily due to the inclusion of Oxide Intrusive material.

  Due to the low permeability of the Oxide Intrusive rock relative to the blasted sandstone currently on the leach pad, the material must be blended with sandstone at a 1:2 ratio. The ore reserves indicate that this blend ratio can be achieved from the pits. However, if the mixing cannot be achieved direct from the pit mine stockpiles and leached ore rehandling may be performed to achieve the blend. If rehandling is used at any time in the operation an extra mining cost of $0.49/t will be incurred.

  The mining areas have been extended to the North Pit and South Pit (which are above the proposed Sulphide Pit) and Tango 11 Pit.

  A geotechnical review is yet to be conducted on the pit designs. Ongoing review of the pit slopes will be performed and any additional recommendations or modification will be immediately implemented.

1.10.3	Oxide Treatment – Metallurgy and Processing

  Gold extraction for the 4 column leach tests on blended oxide intrusive (33%) and sediment (67%) resulted in recoveries ranging from 86.4% to 87.1%. A recovery of 85% for sediment, based on project to date information, and 82% for blend of oxide intrusive and sediment has been utilized in this updated reserve estimate.

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  The expected reagent consumption and gold recovery are stated for a 1:2 blend of oxide intrusive to sediment on the leach pad. Blends lower in sandstone than this (e.g. 50:50) failed in column tests due to lack of permeability. Appropriate blending on the leach pad will be critical to achieving target gold recovery and reagent consumption.

  Column leach test work on the blend of 33% oxide intrusive to 66% sediment has shown that sodium cyanide usage is 0.10 (80mg/L) - 0.17 (150 mg/L) kg/t and lime consumption is 1.5 kg/t.
  Lower sodium cyanide consumption occurs when leach solution concentration is reduced.

1.10.4	Sulphide Treatment – Metallurgy and Processing

The reader is referred to Sections 13.2, 17.2 and 17.3 of the January 2013 Technical Report for a detailed explanation of the Sulphide Metallurgy and Processing.

Testwork has been carried out in 2013 on a variety of flowsheet modifications, mainly related to mine optimization, design and scheduling scenarios. Whilst some progress has been made, the results of the associated metallurgical test work are not yet final as the mine optimization is yet to be finalised.

1.10.5	Project Infrastructure

  Sealed road access to the La Arena Project from Trujillo is now complete.

  Grid power is due to be completed by August 2014.

  Water supply to the current operation is pumped from a fresh water bore located approximately 1 km from the office and camp buildings.

  The current pad has been built in 3 phases and construction is currently half way through Phase 3. Phase 4 is in the process of detailed design as of January 2014.

  There is a total of 104.5 Mt capacity in these 4 phases. Phase 4 will be in operation in 2015.

  The Phase 4 pad will have an independent collection system in order to collect the flow coming from the leaching of ore with high copper content if, and as required.

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CONTENTS

1	EXECUTIVE SUMMARY			4
	1.1	Introduction		4
	1.2	Property Description and Location		4
	1.3	Ownership		4
	1.4	Geology and Mineralization		5
	1.5	Status of Exploration		6
	1.6	Operations		6
	1.7	Mineral Resource Estimate		8
	1.8	Mineral Reserve Estimate		10
	1.9	Capital and Operating Costs		12
	1.10	Conclusions and Recommendations		13
	1.10.1	Geology and Mineral Resources	13
	1.10.2	Mining and Mineral Reserves	13
	1.10.3	Oxide Treatment – Metallurgy and Processing	13
	1.10.4	Sulphide Treatment – Metallurgy and Processing	14
	1.10.5	Project Infrastructure	14

2	INTRODUCTION			24
	2.1	Issuer and Terms of Reference		24
	2.2	Sources of Information		24
	2.3	Site Visits		25
	2.4	Report Responsibilities		25
	2.5	Units of Measurements		25
	2.6	Abbreviations		26

3	RELIANCE ON OTHER EXPERTS			28

4	PROPERTY, DESCRIPTION AND LOCATION			29
	4.1	Property Location		29
	4.2	Mineral Tenure and Status		29
	4.3	Environmental Liabilities		32
	4.4	Permitting		33
	4.5	Annual Validity Fees and Maintenance Obligations		34
	4.5.1	License Fees	34
	4.5.2	Minimum Production Obligation	34
	4.5.3	Royalties, OEFA Contribution and OSINERGMIN Contribution	36
	4.5.4	Ownership of Mining Rights	37
	4.5.5	Taxation and Foreign Exchange Controls	37
	4.5.6	Stability Agreements	38
	4.5.7	Environmental Laws	38
	4.5.8	Mine Development, Exploitation and Processing Activities	41
	4.5.9	Mine Closure and Remediation	42
	4.5.10	Workers Participation	42
	4.5.11	Regulatory and Supervisory Bodies	43
	4.6	Project Risks		44

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			46
	5.1	Project Access		46
	5.2	Physiography and Climate		46
	5.3	Hydrology		46
	5.4	Population Centres		48
	5.5	Surface Rights		48
	5.6	Local Infrastructure and Services		48
	5.7	Seismicity		50

6	HISTORY			51
	6.1	Ownership History		51
	6.2	Exploration History by Previous Owners		51
	6.3	Previous Mineral Resources		52
	6.4	Previous Mineral Reserves		55
	6.4.1	Iamgold 2006	55
	6.4.2	Coffey 2008	56
	6.4.3	Coffey 2010	57
	6.4.4	Kirk Mining, 2013	58
	6.5	Production		60

7	GEOLOGICAL SETTING AND MINERALIZATION			62
	7.1	Regional Geology		62
	7.2	Project Geology		66
	7.3	Mineralization		74
	7.4	Structural Geology		75
	7.5	Hydrothermal Alteration		77

8	DEPOSIT TYPES			80
	8.1	Introduction		80
	8.2	Deposit Types and Mineralization		80
	8.3	High-Sulphidation Epithermal Au		80
	8.4	Porphyry Cu-Au (Mo) Deposits		81
	8.5	Colluvium Deposit		82

9	EXPLORATION			84
	9.1	Exploration by Rio Alto Mining		84

10	DRILLING			87
	10.1	Introduction		87
	10.2	Drilling Procedures		88
	10.3	Drilling Orientation		89
	10.4	Surveying Procedures		89
	10.4.1	Accuracy of Drillhole Collar Locations	89
	10.4.2	Down-hole Surveying Procedures	89
	10.5	Sterilisation Drilling		90

11	SAMPLE PREPARATION, ANALYSES AND SECURITY			91
	11.1	Sampling Method and Approach		91

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	11.1.1	Diamond Core Sampling	91
	11.1.2	Reverse Circulation Sampling	91
	11.1.3	Logging	91
	11.2	Sample Security		92
	11.3	Sample Preparation and Analysis		92

12	DATA VERIFICATION			94
	12.1	Introduction		94
	12.2	Analytical Quality Control		94
	12.2.1	2013 Quality Control	94
	12.3	Bulk Densities		98
	12.4	Drillhole Database		98
	12.5	Adequacy of Data		98

13	MINERAL PROCESSING AND METALLURGICAL TESTING			99
	13.1	Introduction		99
	13.2	Oxide Test Work Locations		99
	13.3	Mineralogy		99
	13.4	Metallurgical Sampling		100
	13.5	Test Work Program		101
	13.5.1	2013 Program	101
	13.5.2	2014 Program	104
	13.6	Historical Data of Sandstone Leaching Operation		106
	13.6.1	2010 Program	106
	13.6.2	Column Tests from Operations	106
	13.6.3	Dump Leach Metallurgical Recovery	107
	13.7	Sulphide Project		108

14	MINERAL RESOURCE ESTIMATES			111
	14.1	Introduction		111
	14.2	Database		113
	14.3	Geological Modelling		113
	14.4	Sample Selection and Compositing		115
	14.5	Basic Statistics		116
	14.6	Variography		119
	14.7	Block Modelling		121
	14.8	Grade Estimation		122
	14.9	Model Validation		125
	14.10	Reconciliation		136
	14.11	Ancillary Fields		137
	14.12	Resource Classification		138
	14.13	Mineral Resource		140

15	MINERAL RESERVE ESTIMATES			143
	15.1	Introduction		143
	15.2	Source and Types of Materials		143
	15.3	Assumptions and Parameters		145
	15.4	Pit optimization		146

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	15.5	Cut-off Grades		146
	15.6	Gold Oxide Mineral Reserve Statement		148

16	MINING METHODS			149
	16.1	Geotechnical		149
	16.2	Hydrogeology and Hydrology		150
	16.3	Mine Design		150
	16.4	Mining		153
	16.5	Mine Production Schedule		153
	16.6	Mining Equipment		154
	16.7	Sulphide Project		155

17	RECOVERY METHODS			156
	17.1	Processing Flow Sheet – Dump Leach		156
	17.2	Process Plant Requirements		157
	17.2.1	Process	157
	17.2.2	Process plant	157
	17.3	Sulphide Project Processing		160

18	PROJECT INFRASTRUCTURE			162
	18.1	Roads		162
	18.2	Accommodation		162
	18.3	Offices, Workshops and Storage		164
	18.4	Laboratories		164
	18.5	Fuel and Lubrication		164
	18.6	Power Supply		164
	18.7	Water Supply		165
	18.8	Explosives		165
	18.9	Leach Pad Design		166
	18.9.1	Separation of solution from the high Cu material	167
	18.9.2	Drainage and geomembrane liner system	167
	18.9.3	Pregnant Solution Collection System	168
	18.9.4	Operational requirements	168
	18.9.5	Geotechnical Investigation	168
	18.9.6	Heap Stability	168
	18.9.7	Access Road and Perimeter Diversion Channel	169
	18.9.8	Reports relied upon for the preparation of this section	170
	18.10	Tailings Storage		170

19	MARKET STUDIES AND CONTRACTS			171
	19.1	Gold Sales		171
	19.2	Gold Market		171
	19.3	Copper Supply and Demand		172
	19.4	Contracts		173

20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT			174
	20.1	Environmental		174
	20.2	Social		175

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	20.3	Mine Closure	175

21	CAPITAL AND OPERATING COSTS		176
	21.1	Capital Costs – Oxide Project	176
	21.2	Operating Costs – Oxide Project	176
	21.3	Sulphide Project	178

22	ECONOMIC ANALYSIS		180
	22.1	Pre-Tax Cash Flow Modelling	180
	22.2	Peruvian Mining Taxes and Royalty	180
	22.3	Sensitivity Analysis	183

23	ADJACENT PROPERTIES		184

24	OTHER RELEVANT DATA AND INFORMATION		185
	24.1	Proposed Development Schedule	185
	24.2	Other	185

25	INTERPRETATION AND CONCLUSIONS		186
	25.1	Mineral Resources	186
	25.2	Mining and Mineral Reserves	186
	25.3	Oxide Treatment – Metallurgy	187
	25.4	Sulphide Treatment	187
	25.5	Project Infrastructure	188
	25.6	Capital and Operating Costs	188
	25.7	Overall	189

26	RECOMMENDATIONS		190
	26.1	Geology and Resources	190
	26.2	Mining	190
	26.3	Oxide Intrusive Metallurgy	190
	26.4	Infrastructure	191
	26.5	Social	191
	26.6	Environmental	191
	26.7	Estimated Costs	191

27	REFERENCES		192

28	CERTIFICATES		195

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Tables

Table 1.6-1 As Mined Production (Truck Dry Tonnes) – Oxide Total	7
Table 1.6-2 Leach Pad Vital Statistics – Oxide Total	8
Table 1.7-1 Reconciliation of 2013 Resource Model – Oxide Total	9
Table 1.7-2 Mineral Resource – Oxide Total (In Situ as at December 31st 2013)	10
Table 1.8-1 Pit optimization input parameters	11
Table 1.8-2 La Arena - Oxide Mineral Reserve (In Situ as at December 31st 2013)	11
Table 1.9-1 Annual Capital Cost for Oxide Gold Project (in ‘000 US$)	12
Table 1.9-2 Annual Operating Cost for Oxide Gold Project (in ‘000 US$)	12
Table 2.4-1 Qualified Persons-Report Responsibilities	25
Table 2.6-1 List of Abbreviations	26
Table 4.3-1 Mining Environmental Liability	32
Table 5.3-1 La Arena Annual Precipitation Values	47
Table 6.3-1 Mineral Resource by Iamgold (August 31st 2007)	52
Table 6.3-2 Coffey Mining Mineral Resource (July 31st 2010)	53
Table 6.3-3 Mineral Resource – Oxide Total (In Situ as at September 30th 2011)	53
Table 6.3-4Mineral Resource – Sulphide Total (In Situ as at September 30th 2011)	54
Table 6.3-5 Mineral Resource – Oxide Total (In Situ as at January 1st 2013)	54
Table 6.3-6 Mineral Resource – Sulphide Total (In Situ as at January 1st 2013)	54
Table 6.4-1 Iamgold Pit Optimization Parameters 2006	56
Table 6.4-2 Iamgold Mineral Reserve 2006	56
Table 6.4-3 Coffey Mining Pit Optimization Parameters 2008	57
Table 6.4-4 Coffey Mining Mineral Reserve 2008	57
Table 6.4-5 Coffey Mining Pit Optimization Parameters 2010	58
Table 6.4-6 Coffey Mining Mineral Reserve 2010	58
Table 6.4-7 Kirk Mining Pit Optimization Parameters 2013	59
Table 6.4-8 Mineral Reserve – Oxide and Sulphide (In Situ as at 1st January 2013)	60
Table 6.5-1 Mine Production for 2013 from Oxide Gold deposits	60
Table 6.5-2 Quarterly summary of processing	61
Table 7.1-1 Regional Stratigraphic Column of La Arena and Surrounding Areas	62
Table 7.2-1 Age of Intrusives - La Arena Project	69
Table 10.1-1 Drilling Summary – La Arena Project	88
Table 12.2-1 Summary of Control Samples Submitted in 2013	94
Table 12.3-1 Global Bulk Density Statistics	98
Table 13.5-1 Column Tests Results	103

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Table 13.5-2 Certimin and SGS Column Tests Results	105
Table 13.6-1 2010 Test work Program Results, Sandstone Composites	106
Table 13.6-2 Tests Results from Column Test during Dump Leach Operation	107
Table 13.6-3 Historical Data of Dump Leach	107
Table 14.2-1 Datamine Block Model Attributes List	113
Table 14.5-1 Basic Statistics Summary - Uncut Data	117
Table 14.6-1 Semi-Variogram Models	120
Table 14.7-1 Block Model Parameters	121
Table 14.7-2 Datamine Block Model Attributes List	122
Table 14.8-1 Search Neighbourhood Parameters Used for Resource Model Estimation	124
Table 14.10-1 Reconciliation of Total Tonnage Trucked to Resource Model	136
Table 14.10-2 Reconciliation of As Mined Ore to Jan 2013 Resource Model	137
Table 14.11-1 Bulk Densities Used In Resource Model	137
Table 14.12-1 Confidence Levels of Key Criteria	138
Table 14.13-1 Mineral Resource – Oxide – Sediments (In Situ as at December 31st 2013)	140
Table 14.13-2 Mineral Resource – Oxide – Intrusive (In Situ as at December 31st 2013)	141
Table 14.13-3 Mineral Resource – Oxide – Colluvium (In Situ as at December 31st 2013)	141
Table 14.13-4 Mineral Resource – Oxide Total (In Situ as at December 31st 2013)	141
Table 15.3-1 Pit Optimization Parameters for Oxide Mineral Reserves	145
Table 15.5-1 Cut-off Grade Used to define Oxide Mineral Reserves	147
Table 15.6-1 Total Oxide Mineral Reserves – December 31st 2013	148
Table 15.6-1 Actual vs Planned Production in 2013	149
Table 16.1-1 Geotechnical Parameters for Design	149
Table 16.5-1 Mine Production for the Oxide Gold Project	153
Table 16.6-1 Mining Equipment	154
Table 17.1-1 Major Reagent and Consumables to December 31st 2012	156
Table 17.1-2 Major Reagent and Consumables for a 2:1 Blend Sediment : Intrusive	157
Table 18.9-1 Peak Ground Accelerations from Seismic Risk Analysis	169
Table 21.1-1 Capex Additions for Oxide Gold Project (‘000 US dollars)	176
Table 21.2-1 Operating Cost as at January 2014	177
Table 21.2-2 General and Administration Cost (‘000 US$)	177
Table 21.2-3 Total Operating Costs and Operating Profit (‘000 US$)	178
Table 22.1-1 Pre-Tax Cash Flow for Oxide Gold Project (‘000 US$)	180
Table 22.2-1 Annual Taxation for Oxide Gold Project (’000 US dollars)	181
Table 22.2-2 Net Cash Flow (After-Tax) (’000 US dollars)	182
Table 22.3-1 Sensitivity Analysis on the NPV (’000 US dollars)	183

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FIGURES

Figure 4.2-1 Project Location Map	30
Figure 4.2-2 La Arena Project Mining Concessions	31
Figure 7.1-1 Regional Geology of La Arena	63
Figure 7.1-2 Regional Cross Section - La Arena Project	65
Figure 7.2-1 Local Geology Plan - La Arena Project	67
Figure 7.2-2 Local Stratigraphic Column for the Chimu Formation	68
Figure 7.2-3 Geology Section: Multiphase Intrusion Crosscutting the Sedimentary Rocks	69
Figure 7.2-4 FPD1 - Porphyritic Texture	72
Figure 7.2-5 FPD1 - Fine Grained Texture	72
Figure 7.2-6 FPD2 - Remnant of Porphyritic Texture	72
Figure 7.2-7 FPD2 - Potassic Alteration	72
Figure 7.2-8 FPD3 - Porphyritic to Phyric Texture	72
Figure 7.2-9 FPD3 - Finer Grained Texture	72
Figure 7.2-10 FPA - Porphyritic Coarse Texture	73
Figure 7.2-11 FPA - Porphyritic Coarse Texture	73
Figure 7.2-12 North East Trending Structures Outcropping in Calaorco Open Pit	74
Figure 7.4-1 Combined Structure and Mineralization Map - La Arena Project	76
Figure 7.5-1 Hydrothermal Alteration Map (at Surface) - La Arena Project	78
Figure 7.5-2 Hydrothermal Alteration Section - La Arena Project	79
Figure 8.5-1 Au and Cu Distribution across the La Arena Project	83
Figure 9.1-1 Major Exploration Targets around the La Arena Project	84
Figure 9.1-2 Regional Exploration Targets - La Arena Project	86
Figure 11.3-1 Flow sheet for La Arena Core Sample Preparation and Analysis	93
Figure 12.2-1 Oxide RC Field Duplicate Analysis – Au - 2013	95
Figure 12.2-2 Oxide Blasthole Field Duplicate Analysis – Au-ppb - 2013	96
Figure 12.2-3 Examples of Issues for Blanks and Standards in BH Sample Stream - 2013	97
Figure 13.4-1 Location of Metallurgical Samples of 2013 and 2014 Programs	100
Figure 13.5-1 Bottle Roll Tests Results	102
Figure 13.5-2 Gold Extraction Curve Kinetics for Column Tests	105
Figure 13.5-3 Copper Extraction Curve Kinetics for Column Tests	105
Figure 14.1-1 Plan Projection of Gold Domains	112
Figure 14.1-2 Oblique Section Displaying Additional Resource in Oxide Intrusive	112
Figure 14.3-1 Tilsa Structures in the Southern Wall of Calaorco Pit, August 2012	114
Figure 14.3-2 Tilsa Structures Model – Cross Section 9126100N	115

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Figure 14.5-1 Log Probability Plots of Au Composites in Gold Oxide Domains	118
Figure 14.6-1 Directional Variograms – Au –Oxide Domain 100	119
Figure 14.9-1 Cross Section 9126100N - Oxide Au Resource Model and Drillholes	126
Figure 14.9-2 Swath Plots – Gold Oxide Domain 100	127
Figure 14.12-1 Cross Section – 9126600N –Resource Codes with Drillholes (+/- 25m Window)	139
Figure 14.13-1 Grade tonnage Curve – Oxide Resource	142
Figure 15.2-1 Site map of the deposits included	144
Figure 16.1-1 Calaorco Final Pit and Geotechnical Zones by Rock Types	150
Figure 16.3-1 Open Pit Designs and Waste Dump Footprint	152
Figure 17.2-1 Dump Leach Flow Sheet	159
Figure 18.2-1 La Arena Project Site Layout	163
Figure 18.9-1 Leach Pad Phase 4 Pad Layout	166
Figure 18.9-2 Leach Pad Phase 4 with Sections	167
Figure 22.2-1 Annual and Cumulative Cash Flow and NPV	182

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2	INTRODUCTION

2.1	Issuer and Terms of Reference

Mining Plus has been commissioned by Rio Alto Mining Limited (Rio Alto), a reporting issuer in the Provinces of Alberta, British Columbia and Ontario whose common shares are listed for trading on the TSX, to prepare an independent Technical Report (Report) that would provide a summary of the La Arena gold-copper project (La Arena Project) in Peru and in particular the latest gold oxide Mineral Resources and Mineral Reserves and the results of the gold oxide dump leach project operations to the Effective Date.

This Report is to comply with disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101.

The Report is also consistent with the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ of 2012 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

Furthermore, this Report has been prepared in accordance with the Code for the Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Experts Reports (the “VALMIN Code”) as adopted by the Australasian Institute of Mining and Metallurgy (“AusIMM”). The satisfaction of requirements under both the JORC and VALMIN Codes is binding on the authors as Members of the AusIMM.

No author of this report has any material interest in Rio Alto or related entities or interests. Apart from Mr Enrique Garay, Vice President, Geology of Rio Alto, the relationship with Rio Alto is solely one of professional association between client and independent consultants. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

2.2	Sources of Information

In addition to site visits undertaken to the La Arena Project the authors of this report have relied on information provided by Iamgold, discussions with Rio Alto, and a number of studies completed by other internationally recognized independent consulting and engineering groups. A full listing of the principal sources of information is included in Section 27 of this report.

The authors have made all reasonable enquiries to establish the completeness and authenticity of the information provided and identified, and a final draft of this report was

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provided to Rio Alto along with a written request to identify any material errors or omissions prior to final submission.

2.3	Site Visits

Mr Ian Dreyer has visited the mine twice a year since 2011. Mr Enrique Garay has visited the site numerous times since November 2010. Mr Marek Mroczek visited La Arena on 10 – 11 January 2013. Mark Smith has visited the heap leach facility at the La Arena property that is the subject of this report twice, 2 - 5 September 2012 and 1- 4 July 2013. Chris Kaye last visited the property that is the subject of this report 25 to 27 May, 2012. Linton Kirk last visited the property that is the subject of this report 23 to 24 October 2012. During these visits the authors reviewed the data collection procedures, geology, mining, processing, environmental and waste disposal aspects of the project.

2.4	Report Responsibilities

Specific sections of the report that the Qualified Persons are responsible for are provided in Table 2.4-1 and are detailed further in the attached Qualified Persons certificates.

Table 2.4-1 Qualified Persons-Report Responsibilities

Who		Section
Enrique Garay	(Rio Alto)	2, 3, 4, 5, 6 7, 8, 9, 10, 17.2, 18.1-18.8, 19, 20, 23, 24
Ian Dreyer	(MIC S.A.C.)	11, 12, 14
Marek Mroczek	(Mining Plus)	15, 16.1-16.6
Greg Lane	(Ausenco)	13.1-13.6, 17.1, 25.3, 25.6
Mark Smith	(RRD)	18.9
Linton Kirk	(Kirk Mining Consultants)	16.7, 18.10, 21.3
Chris Kaye	(MQes)	1.10.4, 13.7, 17.3, 25.4
Combined		1, 21, 22, 25, 26

2.5	Units of Measurements

All monetary dollars expressed in this report are in United States dollars (“US$”). Quantities are generally stated in SI units, including metric tonnes (tonnes (t), kilograms (kg) or grams (g) for weight; kilometres (km), metres (m), centimetres (cm) and millimetres (mm) for distance; square kilometres (km²) or hectares (ha) for area; and grams per tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Precious metal grades may also be expressed in parts per billion (ppb), and quantities may be reported in troy ounces.

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2.6	Abbreviations

A full listing of abbreviations used in this report is provided in Table 2.6-1 below.

Table 2.6-1 List of Abbreviations

	Description		Description
$	United States of America dollars	kW	kilowatt
“	Inches	kWhr/t	kilowatt hours per tonne
µ	Microns	l/hr/m²	litres per hour per square metre
3D	three dimensional	lb	pound (weight)
AAS	atomic absorption spectrometry	M	million
ADR	adsorption, desorption and refining	m	metres
Ag	Silver	Ma	million years
Al	Aluminium	MIK	Multiple Indicator Kriging
ARD	acid rock drainage	mm	millimetres
As	Arsenic	Mo	molybdenum
Au	Gold	Moz	million ounces
AusIMM	Australasian Institute of Mining and Metallurgy	Mtpa	million tonnes per annum
Ba	Barium	MW	megawatt
Bi	Bismuth	N (Y)	northing
bcm	bank cubic metres	NaCN	sodium cyanide
Be	Beryllium	NI	National Instrument (of Canadian securities regulators)
Ca	Calcium	NPV	net present value
CaO	calcium oxide	NQ2	47.6mm inside diameter diamond drill rod/bit/core
CIM	Canadian Institute of Mining, Metallurgy and Petroleum	NSR	net smelter return
cm	Centimetre	ºC	degrees centigrade
Co	Cobalt	OK	Ordinary Kriging
Cu	Copper	oz	troy ounce
DC	Diamond core drillhole	P80	80% passing
DMT	dry metric ton	P90 - 75µ	90% passing 75 microns
DTM	digital terrain model	PAF	potentially acid forming
E (X)	Easting	PFS	Pre-feasibility study
EIA	environmental impact assessment	Pb	Lead
EPC	engineering, procurement and construction management	ppb	parts per billion
equ	Equivalent	ppm	parts per million
Fe	Iron	QAQC	quality assurance quality control

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	Description		Description
FEL	front end loader	QC	quality control
g	Gram	RC	reverse circulation (drilling)
G&A	general and administration	rc	refining charge
g/t	grams per tonne	RL	reduced level
(Z)
GDP	gross domestic product	ROM	run of mine
ha	Hectare	RQD	rock quality designation
HDP	high density poly ethylene	S	Sulphur
E
Hg	Mercury	SAG	semi autogenous grinding
hp	horse power	SD	standard deviation
HQ2	63.5mm inside diameter diamond drill rod/bit/core	SG	Specific gravity
hr	Hours	SMU	Selective mining unit
ID3	Inverse distance cubed grade estimation	t	tonnes
IP	Induced polarisation	t/m³	tonnes per cubic metre
IRR	internal rate of return	TC	treatment charge (smelting)
ISO	International Standards Organisation	tpa	tonnes per annum
JORC	Joint Ore Reserves Committee (of the AusIMM)	tpd	tonnes per day
k	Thousand	TSF	tailings storage facility
kg	Kilogram	TSX	Toronto Stock Exchange
kg/t	kilogram per tonne	UTM	Universal Transverse Mercator (coordinate system)
km	Kilometres	VAT	Value Added Tax
km²	square kilometres	WMT	wet metric ton
kPa	Kilopascal	Zn	Zinc

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3	RELIANCE ON OTHER EXPERTS

The authors of this report are not qualified to provide comment on legal issues, including status of tenure, and taxation associated with the La Arena property referred to in this report. Assessment of these aspects has relied heavily on information provided by Rio Alto’s advisors which has not been independently verified by the authors, and this report has been prepared on the understanding that the properties are, or will be, lawfully accessible for evaluation, development, mining and processing.

The authors have relied on Rio Alto’s lawyers Gallo Barrios Pickmann Abogados of Lima Peru for their opinion on the title for the La Arena mineral concessions and for laws relevant to the La Arena Project.

The authors have also relied on La Arena’s Environmental Impact Study, approved on July 20, 2010 by the General Bureau of Environmental Affairs of the Ministry of Energy and Mines, for the design of a 24,000 tpd of run-of-mine (ROM) ore to leach pad gold oxide dump leach mine, on social and environmental opinions provided by Tecnología XXI S.A.

No warranty or guarantee, be it express or implied, is made by the authors with respect to the completeness or accuracy of the legal, taxation and environmental aspects of this report. The authors do not accept any responsibility or liability in any way whatsoever to any person or entity in respect of these parts of this document, or any errors in or omissions from it, whether arising from negligence or any other basis in law whatsoever.

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4	PROPERTY, DESCRIPTION AND LOCATION

4.1	Property Location

The La Arena Project is located in Northern Peru, 480 km NNW of Lima, capital of Peru, refer to Figure 4.2-1. Access to La Arena is a 710 km drive on paved highway or upgraded road from Lima. Politically, La Arena falls within the Huamachuco district, Sánchez Carrión province and Region of the La Libertad. The average altitude is 3,400 meters above sea level (m.a.s.l.) and the Project is located in the eastern slope of the Western Cordillera, close to the Continental Divide and rivers flow towards the Atlantic Ocean through a network of valleys.

The geographic coordinates of the main gold and copper mineralization are: Latitude 07° 50’S, Longitude 78° 08’W.

The U.T.M. coordinates are:

9 126 360 N, 816 237E.

4.2	Mineral Tenure and Status

The mineral concessions pertaining to the La Arena Project have a total available area of 33,140.26 hectares. They are fully owned and registered in the name of La Arena S.A.

The mining concessions are in good standing. Based on publicly available information, no litigation or legal issues related to the mining concessions comprising the project are pending.

The mineral resource identified so far in the La Arena deposit is completely contained within the mining concession “Maria Angola 18”. This mining concession is free of any underlying agreements and/or royalties payable to previous private owners. However, the Ferrol N°5019, Ferrol N°5026 and Ferrol N°5027 mining concessions, which are partially overlapped by Maria Angola 18 (as detailed in Figure 4.2-2) are subject to a 2% Net Smelter Return (NSR) royalty, payable to their previous owners.

Mining concessions Florida I, Florida IA, Florida II, Florida IIA, Florida III and Florida IIIA are subject to a 1.6% NSR royalty. Mining concessions Peña Colorada, Peña Colorada I, Peña Colorada II and Peña Colorada III are subject to a 1.4% NSR royalty.

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Figure 4.2-1 Project Location Map

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Figure 4.2-2 La Arena Project Mining Concessions

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4.3	Environmental Liabilities

By means of Ministerial Resolution No. 096-2010-MEM/DM, dated March 4, 2009, the General Mining Bureau of the Ministry of Energy and Mines has updated the “Preliminary Roster of Mining Environmental Liabilities (2006)” (“Roster”) of such ministry. From the legal review of the publicly available version of the abovementioned document, it has been identified that the following Mining Environmental Liability has been included in the Roster (see Table 4.3-1).

Table 4.3-1 Mining Environmental Liability

Name	Type	Coordinates		Mineral Right	Titleholder of the Mineral Right
		UTM PSAD 56
		East	North
La Florida I	Mining labour	823,378	9,124,708	Florida I	- Calcáreos Industriales Perú E.I.R.L. - IAMGOLD PERU S.A. - La Arena S.A. - Sociedad Minera Cambior Perú S.A.

According to the “Law on Mining Environmental Liabilities” – Law 28271 and its Regulations, approved by Supreme Decree 059-2005-EM, as amended, a “Mining Environmental Liability” is defined as a facility, effluent, emission, remaining or waste dump caused by abandoned or inactive mining operations, representing a permanent and/or potential risk to human health, the ecosystem and property.

As a general rule, such law establishes that the responsibility to remediate Mining Environmental Liabilities lies with its generator. However, the aforesaid law also establishes that performing works in an area of a mining environmental liability entails the assumption of remediation obligations by the titleholder performing those works.

Third parties can voluntarily assume the remediation of mining environmental hazards. Likewise, third parties can re-use mining environmental liabilities in order to obtain precious metals, if any, after assuming the liability for the remediation of the site.

Additionally, the following environmental damages were identified during the field work conducted for the purposes of the 2006 Pre-Feasibility Study:

  In the vicinity there is an old mine called Tambo Chiquito Mine (former Florida Mine), which drains from a coal mine on the left bank of the Yamobamba river. This is an

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  old underground mine located 10km South East from La Arena which was abandoned approximately 50 years ago. There are still remains from the plant, abandoned camps and offices, as well as three small waste dumps with a total of 6000m3 of tailings which are not confined.

  Drainages of residual acidity and mine water (pH 3.5) to the Tambo Chiquito Creek, which is a tributary to the Yamobamba River. However the creek is now stabilized and does not represent a significant environmental risk to the Yamobamba River at present.

  The environmental liability that may have been generated by previous exploration activities at La Arena are not significant, and is being managed in an environmentally efficient way, in close coordination with the community and/or individual owners who may also have been involved in such activities. La Arena has completed a survey to update and identify the existence of any other environmental liabilities.
  The results of the study were reported to the Ministry of Energy and Mines. No significant environmental liabilities were found.

4.4	Permitting

The La Arena Project is subject to various Peruvian mining laws, regulations and procedures. Mining activities in Peru are subject to the provisions of the Uniform Text of General Mining Law (“General Mining Law”), which was approved by Supreme Decree No. 14-92-EM, on June 4, 1992 and its several subsequent amendments and regulations, as well as other related laws. Under Peruvian law, the Peruvian State is the owner of all mineral resources in the ground. Rights over such mineral resources are granted by means of the “Concession System”.

The Concession System provides for the existence of four (4) different types of concessions for the mining industry, which grant the titleholder the right to perform different activities related to the mining industry, as follows:

Mining Concessions, which grant their titleholder the right to explore and exploit the mineral resources located within the boundaries of said concession. Mining Concessions are classified into metallic and non-metallic, depending on the substance, without there being any overlapping or priority between concessions of different substances within the same area;

Processing Concessions, which grant their titleholder the right to extract or concentrate the valuable part of an aggregate of minerals extracted and/or to smelt, purify or refine metals, whether using a set of physical, chemical and/or physical-chemical processes;

General Work Concessions, which grant their titleholder the right to provide ancillary services to two or more mining concessions; and,

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Mining Transport Concessions, which grant their titleholder the right to install and operate non-conventional continuous transportation systems for mineral products between one or several mining centres and a port or processing plant, or a refinery or one or more stretches of these routes.

Mining concessions are considered immovable assets and are therefore subject to being transferred, optioned, leased and/or granted as collateral (mortgaged) and, in general, may be subject to any transaction or contract not specifically forbidden by law. Mining concessions may be privately owned and no minimum state participation is required. Buildings and other permanent structures used in a mining operation are considered real property accessories to the concession on which they are situated.

4.5	Annual Validity Fees and Maintenance Obligations

4.5.1	License Fees

Pursuant to article 39 of the General Mining Law, titleholders of mining concessions shall pay an annual License Fee (Derecho de Vigencia) by June 30 of each year in the amount of $3.00 per hectare. Failure to comply with License Fee payments for two consecutive years causes the termination (caducidad) of the mining concession. According to article 59 of the General Mining Law, the payment for one year may be outstanding and the mining concessions will remain in good standing. The outstanding payment for one year can be paid within January 1 and June 30 of the following year (i.e. payment in arrears).

4.5.2	Minimum Production Obligation

Legislative Decree 1010, dated May 9, 2008 and Legislative Decree 1054, dated June 27, 2008 amended several articles of the General Mining Law regarding the Minimum Production Obligation, establishing a new regime for compliance with such obligation (“New MPO Regime”).

According to the New MPO Regime, titleholders of metallic mining concessions must reach a minimum level of annual production (“Minimum Production”) of at least one (1) Tax Unit or “UIT”,0F0F1 within a period of ten years, counted as from January 1st of the year following that in which title to concession was granted.

In the event the titleholder does not reach Minimum Production within the 10 year period referred to in the preceding paragraph, the mining concession will be terminated.

Nevertheless, a mining concession that did not reach Minimum Production during the 10 year period referred to above may remain in force for an additional five (5) years, to the extent the titleholder complies with the payment of a penalty equivalent to 10% of the

[1] Pursuant to Supreme Decree 304-2013-EF, dated December 11, 2013, the Tax Unit for the year 2014 was set at S/.3,800 (approximately US$1,360)

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applicable Minimum Production per hectare per year (“Penalty”), until the mining concession reaches Minimum Production.

Notwithstanding the aforementioned, even in the event the titleholder does not reach Minimum Production within the period of 15 years referred to above, the mining concession may remain in force for a period of up to five (5) additional years in the following scenarios:

If the titleholder pays the applicable Penalty and incurs in investments in the concession in the order of at least ten times the applicable Penalty; or,

In case the titleholder failed to reach Minimum Production due to events of force majeure, duly recognized and acknowledged by the Ministry of Energy and Mines.

In the event the titleholder does not reach Minimum Production within a period of 20 years counted as from the year following that in which title to concession was granted, the mining concession will be terminated. Notwithstanding the aforementioned, the Regulations for Legislative Decree 1010 and Legislative Decree 1054, dated October 10, 2008, established that -in the case of mining concessions that were granted title on or before October 10, 2008- the term for complying with the New MPO Regime will be initiated as of January 1, 2009.

Nevertheless, according to the abovementioned regulations, in the case of mining concessions that were granted title on or before October 10, 2008 (as is the case of the mining concessions comprising La Arena), until the ten (10) year term for reaching Minimum Production established by the New MPO Regime elapses, these mining concessions will be subject to the provisions of the General Mining Law, as they stood before their amendment by Legislative Decree 1010 and Legislative Decree 1054 (“Former MPO Regime”) which will continue to apply for such period of time.

According to the Former MPO Regime, metallic mining concession titleholders must reach Minimum Production of at least $100.00 in gross sales per hectare per year, within a period of 6 years, counted as of January 1st of the year following that in which title to concession was granted.

In the event that Minimum Production was not reached within the 6 year period, a penalty shall be paid by the titleholder in the amount of $6.00 per hectare per year until Minimum Production is reached. Should such failure to comply continue beyond the eleventh year, the penalty will be increased to $20.00 per hectare per year.

However, the penalty will not be charged if the titleholder evidences that investment equivalent to ten times the applicable penalty was performed in the mining concession during the previous year.

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4.5.3	Royalties, OEFA Contribution and OSINERGMIN Contribution

a) Royalties.-

In June 2004, Peru’s Congress approved royalties to be charged on mining projects. In September 2011 the Government, by Law Nº 29788, modified the mining royalty regime since October 1st, 2011.

With this new regime, mining royalties are calculated over a quarterly operating profit obtained by mining agents engaged in the exploitation of metallic and non-metallic resources, and is no longer calculated in monthly mineral sales.

The new applicable rates for the determination of the mining royalty are ranging from 1% to 12%, depending on the company's operating margin, with a minimum payment equivalent to 1% of the revenues generated by sales in the calendar quarter.

The payment of the mining royalty is considered an expense for determining the corporate Income Tax.

It should be noted that changes to the mining royalty regime will apply only to mining companies that have not signed a “Mining Guarantee Agreement” with the Peruvian Government, according to Clause 4.4.5. It is important to take note that La Arena has not executed a Mining Guarantee Agreement.

b) OSINERGMIN Contribution.-

OSINERGMIN is the competent agency to inspect and audit the compliance with safety, job-related health, and mine development matters.

By means of the Supreme Decree 128-2013-EF, published on December 19th, 2013, the government established the rate applicable to the OSINERGMIN contribution. According to the aforementioned, the applicable rates will be calculated over the monthly invoicing minus the Valued Added Tax (Impuesto General a la Ventas).

Rates by year:

  2014: 0.21%

  2015: 0.19%

  2016: 0.16%

c) OEFA Contribution.-

OEFA is the competent agency to inspect and audit mining projects operations in order to secure compliance with environmental obligations and related commitments.

By means of the Supreme Decree 130-2013-EF, published on December 19th, 2013, the government established the rate applicable to the OEFA Contribution. According to the

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aforementioned, the applicable rates will be calculated over the monthly invoicing minus the Valued Added Tax (Impuesto General a la Ventas).

Rates by year:

  2014: 0.15%

  2015: 0.15%

  2016: 0.13%

4.5.4	Ownership of Mining Rights

Pursuant to the General Mining Law:

Mining rights may be forfeited only due to a number of enumerated circumstances provided by law (i.e. non-payment of the validity fees and/or noncompliance with the Minimum Production Obligation);

Equal rights to explore for and exploit minerals by way of concession may be granted to either Peruvian nationals or foreigners, except on concessions located within 50km of the Peruvian international borderline, which require for foreign owners an express authorization from the State; and

The right to sell mining production freely in world markets is established. Peru has become party to agreements with the World Bank’s Multilateral Investment Guarantee Agency and with the Overseas Private Investment Corporation.

4.5.5	Taxation and Foreign Exchange Controls

Corporate net income is taxed at a rate of 30% of annual net income, subject to an additional 4.1% withholding tax at the time profits are distributed to shareholders. Advance monthly payments are required on a percentage of gross income, subject to a final settlement in March of the following business year (January 1 through December 31).

There are currently no restrictions on the ability of a company operating in Peru to transfer dividends, interest, royalties or foreign currency to or from Peru or to convert Peruvian currency into foreign currency.

Congress has approved a Temporary Net Assets Tax, which applies to companies subject to the General Income Tax Regime. Net assets are taxed at a rate of 0.4% on the value exceeding Nuevo Sol 1,000,000 (approximately $300,000). Taxpayers must file a tax return during the first 12 days of April and the amounts paid can be used as a credit against Income Tax. Companies which have not started productive operations or those that are in their first year of operation are exempt from the tax.

The Tax Administration Superintendence is the entity empowered under the Peruvian Tax Code to administer central government taxes. The Tax Administration Superintendence can

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enforce tax sanctions, which can result in fines, the confiscation of goods and vehicles, and the closing of a taxpayer’s offices.

A worked example of royalty and taxations costs is included in Section 22.3.

4.5.6	Stability Agreements

The General Mining Law provides to holders of mining rights the option of signing stability agreements with the Peruvian Government in connection with investments made to commence new mining operations or expand existing mining operations. Mining companies can obtain two complementary regimes (generally it is suitable that one company/operation have both regimes) of legal stability, the “General Legal Stability Agreement”, which is signed with PROINVERSION, a government agency to encourage private investments; and the “Mining Guarantee Agreement”, that is specific for mining companies.

In order to qualify, companies must submit satisfactory documentation to the Government regarding the amount of investment.

4.5.7	Environmental Laws

The Peruvian Political Constitution of 1993 contains the following legal principles regarding environmental matters:

Article 2 establishes that every person has the fundamental right to live in a healthy and balanced environment to allow him to fully develop his life.

Articles 66 to 68 establish that:

It is the duty of the State to establish a National Environmental Policy, which must pursue the sustainable use of the country’s natural resources (the Ministry of the Environment published the National Environmental Policy on May 23, 2009); and, The State is obligated to promote and preserve biodiversity, by creating protected natural areas and fostering the sustainable use of the Amazon rainforest.

The ministries and supervisory agencies for each economic sector (for example, energy and mines, industry, commerce, agriculture, transport and communications) are competent regarding the application of environmental laws and regulations to companies and projects within their respective sectors, despite the powers of regional and local governments under the Political Constitution. This is known as the "sectorial approach", which has been the Peruvian model since the 1990s.

However, under Legislative Decree 1013, approved on May 14, 2008, the government created the Ministry of the Environment to coordinate all environmental matters at the executive level. Currently, the Ministry of the Environment is still being implemented and its areas of

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competence being defined, but it has already assumed, and is likely to continue to assume further competencies currently held by other ministries and supervisory agencies.

The Peruvian General Environmental Law, Law No 28611, approved on October 15, 2005, establishes that companies are responsible for the emissions, effluents, discharges and other negative impacts generated as a consequence of their activities on the environment, health or natural resources.

In connection with the above, the Law on the National System for Environmental Impact Evaluation, Law 27446, approved on April 22, 2001, and its regulations (2009) establishes an obligation to have an environmental study approved by the corresponding sectorial authority before the development of projects of public or private investment that may cause negative impacts to the environment. Under this law, based on their environmental risks, investment projects are classified as follows:

Category I: Projects that do not cause significant negative impacts on the environment. Titleholders of projects under Category I must file a simplified Environmental Impact Statement (“DIA”) before the corresponding authority of the relevant sector.

Category II: Projects that may cause moderate negative impacts on the environment. Titleholders of projects under Category II must file a Semi-detailed Environmental Impact Assessment (“EIAsd”) before the corresponding authority of the relevant sector.

Category III: Projects that may cause significant negative impacts on the environment. Titleholders of projects under Category III must file a full Environmental Impact Assessment (“EIA”) before the corresponding authority of the relevant sector.

In conclusion, the approval of the corresponding environmental study constitutes an essential requirement for the conduction of investment projects that involve environmental risks.

Environmental Legal Framework Applied to Mining Activities

The “Environmental Regulations for the Development of Mining and Metallurgic Activities”, approved by Supreme Decree 016-93-EM, dated May 1, 1993, and the “Regulations on Environmental Protection for the development of Mining Exploration Activities”, approved by Supreme Decree 020-2008-EM, dated April 2, 2008, are the controlling regulatory bodies that establish, among others, the environmental requirements to conduct mining activities within the country.

Regarding said legal framework, the General Bureau of Environmental Affairs (“DGAAM”) of the Ministry of Energy and Mines (“MEM”) is the competent governmental agency to approve the appropriate environmental studies required for conducting mining activities in the country, while the Environmental Inspections and Auditing Bureau (OEFA) of the Ministry of the Environment is currently the competent agency to inspect and audit mining projects and

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operations in order to secure compliance with environmental obligations and related commitments.

Mining Exploration Activities

In connection with the environmental aspects specifically related to the development of mining exploration projects, currently these are governed by the Regulations on Environmental Protection for the development of Mining Exploration Activities, approved by Supreme Decree 020-2008-EM.

Pursuant to the abovementioned regulations, depending on the size of the exploration activities to be conducted, mining exploration projects are classified into the following two categories:1F1F2

Category I: comprises exploration projects in which:

  the area effectively disturbed is that required for the construction of a maximum of 20 drilling platforms; or,

  the area effectively disturbed does not exceed a total of 10 hectares, including access roads, platforms, trenches and ancillary facilities; or,

  the construction of tunnels does not exceed 50 metres in length.

  In order to conduct exploration activities under this category, title holders shall previously have a DIA duly approved by the DGAAM of the MEM.

Category II: comprises exploration projects in which:

  the area effectively disturbed is that required for the construction of more than 20 drilling platforms; or

  the area effectively exceeds a total of 10 hectares, including access roads, platforms, trenches and ancillary facilities; or,

the construction of tunnels exceeds 50 meters in length

In order to conduct exploration activities under this category, title holders shall previously have an EIAsd duly approved by the DGAAM of the MEM.

Notwithstanding the above, it should be noted that the approval of the corresponding environmental study does not grant the titleholder the right to start conducting exploration activities, given that, titleholders of mineral rights are also required to obtain the following:

  All governmental consents and permits legally required to conduct the activities detailed in the corresponding environmental study (e.g. authorizations for water use, for hydrocarbon storage, among others); and,

[2]Pursuant to article 19 of Supreme Decree 020-2008-EM, the conduction of mining exploration projects where there is little or no alteration to the surface (e.g. geological and geophysical studies, topographic analysis, among others) does not require the prior approval of an environmental study.

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  the right granted by the owner to use the surface land required for the development of the project.

4.5.8	Mine Development, Exploitation and Processing Activities

Pursuant to the “Environmental Regulations for the Development of Mining and Metallurgic Activities”, approved by Supreme Decree 016-93-EM, prior to conducting mine development, exploitation and processing activities, titleholders of mining concessions must have an EIA duly approved by the DGAAM of the MEM.

However, it is worth mentioning that approval of the corresponding EIA does not authorize the immediate conduct of such activities considering that, under the abovementioned regulations, before the start-up of mine development, exploitation and processing activities, titleholders are required to obtain the following:

  the surface rights required for the development of the mining project;

  all other permits, licenses, authorizations and approvals required by national law, in accordance with the environmental commitments established in the corresponding EIA;

  resolution of approval of the corresponding Mine Closure Plan duly approved by the DGAAM of the MEM.

  Regarding the requirement mentioned in the second point, following is a list of the most common permits, licences and authorizations required for the development, exploitation and processing activities:

  License for the use of water with mining purposes issued by the National Authority of Water (“ANA”).

  Authorization for the discharge of industrial wastewaters issued by the National Authority of Water (“ANA”).

  Authorization for the discharge of domestic wastewaters issued by the National Authority of Water (“ANA”).

  Authorization for the operation of septic tanks issued by the General Bureau of Environmental Health (“DIGESA”).

  Processing concession issued by the MEM.

  Authorization for the operation of explosive storage.

  Authorization for the operation of fuel storage facilities issued by OSINERGMIN.

  Authorizations for the use of controlled chemicals and supplies issued by the Ministry of Production and the Ministry of the Interior (through the “DINANDRO”).

  Authorization for the operation of telecom services issued by the Ministry of Transport and Communications.

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4.5.9	Mine Closure and Remediation

Exploration Activities

Regarding environmental remediation of areas affected by mining exploration activities, the “Regulations on Environmental Protection for the Development of Mining Exploration Activities”, approved by Supreme Decree 020-2008-EM, establishes that titleholders of mining exploration projects shall comply with conducting “progressive closure”, “final closure” and “post closure” measures as established in the corresponding environmental study and under the terms and conditions established therein. Any amendment of the closure measures or of its execution terms requires the prior approval of the DGAAM of the MEM.

As an exception, pursuant to the “Law on Mine Closure” – Law 28090, published on October 14, 2003, and its regulations, approved by Supreme Decree 033-2005-EM, dated August 15, 2005, titleholders of mining exploration activities that include the development of “underground works requiring the removal of more than ten thousand (10,000) tonnes of material or more than one thousand (1,000) tonnes of material with an acidity potential (AP) ratio less than three (NP/AP – 3), in representative samples,” must file an specific Mine Closure Plan prior to the start-up of an exploration project.

According to the aforesaid law, the concept of “Mine Closure Plan” is defined as an environmental management tool that comprises technical and legal actions intended to remediate the areas affected by the development of mining activities, which shall be performed before, during and after the closure of mining operations.

Mining Development, Exploitation and Processing

As of the date of Supreme Decree 033-2005-EM, which regulates Law 28090 above, prior to the start-up of mining activities, including mine development, exploitation and processing, titleholders are required to have a Mine Closure Plan, duly approved by the DGAAM of the MEM in order to be authorized to carry out such activities.

Regarding the above, the Peruvian legal framework covering Mine Closure Plans includes a number of financial requirements intended to secure the performance of the closure obligations by the titleholders of mining projects. In case of non-compliance, these financial requirements allow the mining authority to promptly and effectively foreclose the financial guarantees from titleholders and complete the Mine Closure Plans as approved, thus preventing the generation of mining environmental liabilities.

4.5.10	Workers Participation

Under Peruvian law, every company that generates income and has more than twenty workers on its payroll is obligated to grant a share of its profits to its workers. For mining companies, the percentage of this profit-sharing benefit is 8% of taxable income.

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Cooperative, self-managed companies, civil partnerships and companies that do not have more than twenty workers are exempt from this profit-sharing obligation. Both permanent and contract workers must be taken into account for purposes of these laws; the only legal requirement is that such workers must be registered on a company’s payroll.

The profit-sharing amount made available to each worker is limited to 18 times the worker’s monthly salary, based upon their salary at the close of the previous tax year.

In case there is a remnant between the 8% of taxable company’s income and the limit of the workers profits participation, this remnant shall be used for the creation of a fund with the purpose of worker training and job promotion, as well as public investment projects.

4.5.11	Regulatory and Supervisory Bodies

The five primary entities in Peru that regulate and supervise mining companies are the Ministry of Energy and Mines (“MEM”), the National Institute of Concessions and Mining Cadastre (“INGEMMET”), the Supervisory Entity for the Investment in Energy and Mining (“OSINERGMIN”), the Labour Ministry (“MINTRA”) and, as previously described, the recently created Environmental Inspections and Auditing Bureau (“OEFA”) of the Ministry of the Environment.

The MEM promotes the integral and sustainable development of mining activities, as well as regulates all the activities in the Energy and Mines sector.

The INGEMMET is the Government Entity in charge of granting mining concessions, which entitles the concession holder the right to explore and exploit the area in which boundaries such concessions are located.

OSINERGMIN and MINTRA oversees regulatory compliance with safety, job-related health, contractors, and mine development matters, while OEFA oversees regulatory compliance with environmental regulation, investigating and sanctioning the breach of any environmental obligation.

Other Peruvian governmental agencies involved with mining companies include the:

National Service of Natural Protected Areas (SERNANP) of the Ministry of the Environment, which supervises and verifies the activities performed within the boundaries of a Natural Protected Area and its buffer zones, and provides technical opinions regarding the feasibility of developing investment projects within the boundaries on Natural Protected Areas and its buffer zones.

National Water Authority (“ANA”), which manages all waste discharges into the environment and related issues, particularly those that may affect water sources, its quality and availability, therefore approving the use of water for mining purposes.

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General Bureau of Environmental Health (“DIGESA”), which supervises the quality of water for human consumption and the management of solid waste.

Culture Ministry (“CM”), which certifies the non-existence of archaeological remains, as typically required for the EIA.

The Ministry of Internal Affairs (through the “DICSCAMEC”), which authorizes and controls the use of explosive materials and the operation of explosive shacks.

4.6	Project Risks

Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Project and business risk factors and discussion on these are included in the Company’s quarterly Management Discussion and Analysis and the Annual Information Forms that are filed on SEDAR, the following list is a summary of those. Without limiting the foregoing, such risks include:

  Changes in the market price for mineral products, which have fluctuated widely in the past, affecting the future profitability of the Company’s operations and financial condition.

  Community groups or non-governmental organizations may initiate or undertake actions that could delay or interrupt the Company’s activities. See Social and Community Issues below.

  The Company has limited operating history and there can be no assurance of its continued ability to operate its projects profitably.

  Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

  Actual exploration, development, construction and other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration and development in the future.

  The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

  The Company depends heavily on limited mineral properties, and there can be no guarantee that the Company will successfully acquire other commercially mineable properties.

  The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

  The Company requires numerous permits in order to conduct exploration, development or mining activities and delays in obtaining, or a failure to obtain, such permits or failure

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   to comply with the terms of any such permits that have been obtained could have a material adverse effect on the Company.

  Exploration, development and mining activities on land within Peru generally require both ownership of mining concessions and ownership of or a leasehold interest over surface lands (“surface rights”).

  The Company constantly seeks to expand its activities and may experience delays in obtaining surface rights or may not be able to acquire surface rights because of unwillingness by the owner of such rights to transfer ownership or the right to use at a reasonable cost or in a timely manner.

  The Company may experience difficulty in attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

  Insofar as certain directors and officers of the Company hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these directors and officers to the Company and to such other mineral resource companies.

  Title to the Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims or defects.

  The Company’s business is subject to potential political, social and economic instability in the countries in which it operates.

  Changes in taxation legislation or regulations in the countries in which the Company operates could have a material adverse effect on the Company’s business and financial condition.

  Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

  The Company has no dividend payment policy and does not intend to pay any dividends in the foreseeable future.

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Project Access

The project can be accessed via a 165 km national roadway from the coastal city of Trujillo directly east towards Huamachuco, passing through Chiran, Shorey/Quiruvilca and the Lagunas Norte project (Barrick Gold Corporation). The road is paved / sealed all the way. An air strip is also present at Huamachuco, a town of approximately 35,000 people located 21 km from La Arena that accommodates small airplanes. A private airstrip is also present at the nearby Lagunas Norte Mine operated by Barrick Gold Corporation.

5.2	Physiography and Climate

The topography in the project area is relatively smooth with undulating hills. Elevations vary between 3,000 and 3,600 meters above sea level. In general, the slopes are stable with grades varying between 16º and 27º, and the land is covered with vegetation typical of the area.

On the northern and southern flanks of the deposit, localized unstable areas exist where landslides have occurred during previous rainy seasons.

In Peru, the temperature normally varies according to the elevation, approximately 0.8°C per 100 m of elevation change. Average annual temperature data recorded from the La Arena meteorological station in 2013 is 10.6ºC. The maximum recorded temperature is 22.6°C and the minimum is 0.4ºC.

Historically, total average annual rainfall has been estimated in 1124 mm/annum and the average total annual evaporation rate in 733 mm/a. The average relative humidity varies monthly between 77 and 88%.

Maximum precipitation usually occurs during the months of October through to March while the months of June to September are the driest. The maximum daily precipitation recorded to date at the La Arena site is 245.6 mm and occurred in February 2012 while minimum precipitation was recorded in July 1998 with a total of 0 mm.

5.3	Hydrology

In September 2012 Golder Associates completed a hydrological study for the proposed new tailings site area that could be applied at the La Arena site. The study included the review and analysis of 13 regional meteorological stations located near the site. Regionally there is no hydrometric station data that can be used to determine surface water flows and calibrate

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the information obtained from the meteorological stations. Flow measurements have only been taken periodically as part of the environmental baseline studies for the sulphide project.

The climatological conditions of the La Arena site corresponds to typical climatic conditions found in the northern Sierra of Peru, where the weather is mainly controlled by the ground elevation as well as the geographical location on the eastern side of the western cordillera; the precipitation annual regime, and local specific climatic conditions.

Wind speed and direction varies according to the season. From June to September the monthly average wind speed is 4.5 m/s with east direction. From October to May, monthly average wind speeds are in the order of 3.7 m/s and from east to west direction.

Average annual evaporation has been estimated at 733 mm, with maximum and minimum values of 1029 mm and 555 mm respectively. The evaporation rate for the site is also controlled by the precipitation regime, and the average evaporation rate is lower from December to April (36 to 48 mm) and higher from June to September (70 to 94 mm).

Some 82% of the annual rainfall occurs during a six month period, from October through to April. For the site, average annual precipitation has been estimated at 1124 mm. Total annual precipitation values were also estimated for dry and humid years associated with return periods from 5 to 100 years, as shown in the Table 5.3-1.

Table 5.3-1 La Arena Annual Precipitation Values

Hydrological year	Return period (years)	Total annual rainfall (mm)
Dry	100	777
	50	803
	25	837
	10	900
	5	968
Average		1124
Humid	5	1277
	10	1367
	25	1466
	50	1532
	100	1593

The hydrological study aimed to determine the Probable Maximum Flow (PMF) for the area in order to estimate the size of hydraulic infrastructure for the project, such as dams and drainage systems.

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5.4	Population Centres

The following information is from the Social Baseline Study developed by Tinkuy (2011):

In the area of study there are 1899 inhabitants residing in five communities: Agua Blanca, La Arena, La Ramada, Peña Colorada and Raumate. The community with the smallest number of inhabitants is Agua Blanca (15%) while the most populated one is La Arena (35%). A little more than a half of the total population (52%) is female.

For 2011, more than half of the population (52%) is aged 20 years or younger and 43% of the population is between 20 and 65 years old. These results show a predominantly young population which follows the demographic pattern of the country’s rural population. The average number of members in a household is 5 persons, represented by 22% of households.

The young population moves temporarily or permanently in search for educational services (45%) and a job (28%), mainly to Huamachuco (43%) followed by the city of Trujillo (33%). The majority of emigrants are women (55%).

Immigration to the local area is lower than that of emigration. The majority of those who now live in the local area come from surrounding rural communities.

5.5	Surface Rights

Approximately 2,000 ha of surface lands will be required for the gold oxide and copper-gold sulphide project, of which 837 ha have been acquired. The gold oxide project requires approximately 700 ha, all of which have been acquired. In addition, the Company has acquired 65 ha of surface rights necessary to build an electrical substation to provide grid power to the gold oxide and copper-gold sulphide projects.

100% of the surface rights to be acquired are owned by individuals. Title for such land should be registered in the Public Registry (SUNARP). However the Company estimates that about 60% of the individual titles are properly registered. The Company is assisting land owners with the registration process so that negotiation for the transfer of legal title may proceed.

5.6	Local Infrastructure and Services

All existing and current facilities are designed and constructed to support the gold oxide mining and extraction activities. All working areas of the mine are accessible by well-maintained dual lane gravel roads. The ongoing brownfields drilling and copper sulphide feasibility study work are supported by these facilities.

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The ADR (adsorption, desorption and refining) processing plant was expanded to 36,000 tpd in 2012. All the required pumping facilities have been installed for both the barren and the pregnant solutions, and construction has been completed for the pregnant leach solution pond and major storm pond (fences, lighting, security hut and associated utilities).

All facilities are connected to the internal 22.9 kV power supply.

The dump leach pad construction is on-going. The mine development plan requires approximately 15 – 20 Ha of dump leach pad to be constructed over the next 3 years.

An independent analytical and assay laboratory and a metallurgical laboratory (column leach testing) are both operational on site.

An industrial water purification plant has been installed to treat 220 m3/hour to a suitable quality for discharge to the environment.

Other associated facilities constructed in the processing plant are a reagent warehouse, a workshop and offices.

Camp and offices have been constructed on site with facilities to house 550 people. Other site infrastructure constructed in 2012 includes core shed, warehouse, mining workshop and equipment wash-bay, mine entrance and reception facilities and a highway underpass to access the waste dump #2 from the two pits.

The offices all have phone and data connection via satellite link with a total available bandwidth of 4 Mb/sec. A backup capacity of 512 kb/sec is also available and both services are expandable. A cellular phone service has been installed under contract with a major Peruvian service provider. This cell phone service is also available to the general public as a community service provided by La Arena S.A.

Two bores supply water for the processing plant, camp, workshop and other facilities. One is an 80 m deep bore located approximately 1 km from the site offices with a nominal continuous flow capacity of 5 l/s and the other is located to the north of Calaorco pit with a nominal flow of 10 l/s. Sewage and wastewater management facilities are installed.

Power for the ADR processing plant and leach pad pumps are supplied from the powerhouse located near the ADR processing plant. The power house has 3 x 1.8 MW generators in operation and 2 x 1.8 MW generators on standby. Power is distributed to all site facilities from the powerhouse substation.

This substation has also been designed to connect to the national grid which is expected to supply all site power, at a significant reduction in energy costs, from August 2014.

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A high tension 220 kVA power line passes approximately 3 km west of the La Arena Project. This is a principal feeder of the national grid of Peru. Permission to draw power from this line has been granted and detailed engineering is complete for a substation to provide power to the La Arena site. The design of the substation considers both the Au oxide and the Cu sulphide projects. Long lead time components have been ordered, surface rights have been acquired and construction is planned to end by August 2014.

All future mining, processing and support activities for the Gold Oxide Project are in place.

The locations and areas for waste dumps, tailings storage, dump leach pads, processing plant and other infrastructure are discussed further in Section 18 and this entire infrastructure lies well within the boundaries of La Arena S.A.’s mining properties.

5.7	Seismicity

In October 2012, Golder Associates completed a probabilistic and deterministic seismic hazard study for the site. The principal conclusions and recommendations are;

  The La Arena project is located in the Peruvian Andes region with moderate to high seismic hazards, controlled by strong seismic sources associated with tectonic subduction zones and its relative location with the Peru-Chile trench. Historically earthquakes with a magnitude of M 8.0 and M 9.0 have occurred in the central and northern Peruvian cordillera.

  Seismic hazard curves obtained for the site shows ground maximum horizontal acceleration values (PGA) of 0.28g, 0.37g and 0.52g, for 475, 975 and 2,475 years of return period respectively.

  It has been estimated that sources of seismic hazard that controls the seismic parameters for the site are generated from moderate to strong earthquakes with magnitudes of M > 7.5 that are produced in the subduction zone associated with the superior and lower Nazca inter-plates at a distance approximately of 100 to 130 km from the site.

  The Credible Maximum Control Earthquake (CMCE) has been estimated in magnitude M 8.0 at a distance of 104 km from the seismic source.

  The Bureau of Reclamation (USA-Department of Interior) and the International Commission of Large Dams (ICOLD) defines the CMCE as a seismic parameter to consider for the design and validation of critical facilities and structures, such as tailings dams and waste dumps. The CMCE corresponds to a maximum horizontal ground acceleration PGA = 0.42g.

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6	HISTORY

6.1	Ownership History

The deposit was first discovered by Cambior geologists in December 1994. Cambior staked a claim for mining concessions of 1,800 ha over the deposit in January 1995. A further 70,000 ha of mining concessions were claimed in 1996, most of which have been allowed to lapse or have been sold. The mining concessions making up the La Arena Project passed to Iamgold following its acquisition of Cambior.

Rio Alto entered into an option and earn-in agreement with Iamgold Quebec Management Inc. in June 2009 which provided it with an option to acquire 100% of La Arena S.A., the Peruvian company that owns the La Arena Project, upon payment of $47.6 million cash, subject to certain adjustments and the completion of expenditure commitments.

On February 9 2011, Rio Alto announced that it had exercised its option and acquired 100% of the La Arena gold-copper project upon payment of the exercise price of $49 million dollars.

6.2	Exploration History by Previous Owners

The principal methods used for exploration drilling at La Arena have been diamond core drilling (DC) and reverse circulation drilling (RC). The geological exploration work completed at La Arena includes:

  First half 1996 – detailed surface geochemistry and 1,502 m of diamond drilling in 6 holes.

  Second half 1996 – 2,240 m of DC drilling in 10 holes.

  1997 – 4,958 m of DC drilling in 32 holes.

  1998 – 10,900 m of DC drilling in 58 holes.

  Between 1999 and 2003 – following a pre-feasibility study, unfavourable project economics meant the project did not progress.

  Between 2003 and 2006 – five drilling campaigns were completed for 33,705 m of DC drilling in 213 holes and 1,186 m of RC drilling in 11 holes.

  2007 – 5,500 m of DC drilling in 21 holes.

  The accumulated drilling over the La Arena deposit area to end of December 2007 reached 59,991 m in 351 holes and 4,120m dug in 60 trenches completed in 2004.

  Rio Alto started drilling exploration in the last quarter of 2010 up until the 1st°quater of January 2013, during that period were drilled 68,567 m of RC drill holes at Calaorco, Ethel and Astrid (epithermal oxidized sandstone-breccia, named Phase I)

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  were drilled, and there was 80,479 m of DC drilling and 27,774 m of RC drilling at the Cu-Au porphyry (Phase II).

6.3	Previous Mineral Resources

Previous Mineral Resource estimates by Cambior and Iamgold from October 1997 to February 2007 are discussed in the July 31, 2010 Technical Report.

The last Mineral Resource estimate by Iamgold was completed in August 2007 and was reviewed and validated by Coffey Mining in 2008. Resources were confined within a pit shell based on $550/oz Au, $1.50/lb Cu, $10/lb Mo and $10/oz Ag. Coffey Mining did not support the Measured classification of the 2007 resource and reclassified the Measured category to Indicated. The Iamgold August 2007 Mineral Resource is summarized in Table 6.3-1.

Table 6.3-1 Mineral Resource by Iamgold (August 31st 2007)

	Tonnes	Au Grade	Cu Grade	Ag Grade	Mo Grade	Au	Cu	Ag	Mo
	(Mt)	(g/t)	(%)	(g/t)	(ppm)	(‘000 oz)	(‘000 lbs)	(‘000 oz)	(‘000 lbs)
“measured”	25.5	0.51	0.17	0.31	26.3	414	97,962	250	1,477
”indicated”	123	0.41	0.4	0.2	42.3	1,636	1,078,760	781	11,472
“measured” + “indicated”	148.5	0.43	0.36	0.22	39.6	2,050	1,176,722	1,031	12,949
“inferred”	10.7	0.26	0.34	0.17	53.4	91	80,835	58	1,265

Using the same resources block model, the Mineral Resource was revised by Coffey Mining in 2010 based on updated metal prices and pit optimization parameters. The Coffey Mining 2010 Mineral Resource is summarized in Table 6.3-2. Resources were confined within an optimum undiscounted cash flow pit shell, based on $1,050/oz Au and $12/oz Ag for copper-poor mineralization largely in oxide sandstone (Cu < 300ppm) and a shell based on $3.00/lb Cu and $1,050/oz Au for copper-rich mineralization largely in primary and secondary porphyry.

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Table 6.3-2 Coffey Mining Mineral Resource (July 31st 2010)

					Au	Cu	Ag
Material		Cutoff	Category	Tonnes	Grade	Grade	Grade	Au	Cu	Ag
				(Mt)	(g/t)	(%)	(g/t)	(‘000 oz)	(‘Mlb)	(‘000 oz)
		0.11g/t	Indicated	79.6	0.41	0.01	0.08	1,050		172
Oxide		Au	Inferred	9.2	0.19	0.01	0.29	57		66
Secondary	&	0.1% Cu	Indicated	225	0.27	0.35		1,932	1,722
Primary			Inferred	178	0.21	0.3		1,216	1,171

The average molybdenum grade was of the order of 40 ppm. Although not included in the resources, recovery of Mo did present an economic opportunity of interest.

A Mineral Resource estimate was completed by Andes Mining Services in September 2011 and is summarized in Table 6.3-3 and Table 6.3-4. Resources were confined within a pit shell based on $1,600 / oz for Au and $3.00 / lb for Cu. No credits were applied for Ag or Mo to derive the copper equivalent (CuEq) cut-off grade.

Au-oxide mineralization interpretations were created at a 0.10 g/t cut-off. Cu-Au sulphide interpretations were based solely on geology with one domain for sandstone and another for intrusive. Down hole composites were 6 m long. Grades were estimated using Ordinary Kriging into parent cells with dimensions of 10 mE x 20 mN x 6 mRL.

The cut-off grade was 0.1 g/t for the Au Oxide Resource and 0.18% (CuEq) for the Sulphide Resource. Intrusive oxide above the cut-off grade criteria was included in the oxide resource, as this material was being mined as leach feed at the time of preparation of the Resource.

Table 6.3-3 Mineral Resource – Oxide Total (In Situ as at September 30th 2011)

(Within Optimized Pit Shell)

Resource		Tonnes (Mt)	Au (g/t)	Cu (%)	Ag(ppm)	Mo(ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Measured Indicated		10.3 90.4	0.67 0.43	0.01 0.02	0.6 0.5	8.3 11.7	221 1,263	NA NA
Measured Indicated	and	100.7	0.46	0.02	0.5	11.4	1,484	NA
Inferred		10.4	0.27	0.01	0.5	13.1	90	NA

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Table 6.3-4Mineral Resource – Sulphide Total (In Situ as at September 30th 2011)

(Within Optimized Pit Shell)

Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	CuEq (%)	Ag(ppm)	Mo(ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Indicated	312.7	0.24	0.29	0.48	0.7	42.9	2,422	2,007,000
Inferred	319.7	0.2	0.3	0.46	0.6	46.1	2,075	2,134,000

A major update on the Mineral Resource was conducted by Andes Mining Services (AMS) in 2012 and released in the Technical Report in January 2013. The updated resource was for both the oxide and sulphide component of the deposit which incorporates a full reinterpretation of the geology and mineralization, with the inclusion of significant additional drill data. There has been no update to the Cu-Au sulphide resource at the effective date of this report. Detailed work for this project is currently in progress (Phase 2 Study).

The Mineral Resources were reported within an optimized pit shell using metal prices of $1,800 / oz for Au and $3.50/lb for Cu. The cut-off grade for Au Oxide Resources was 0.10 g/t Au and 0.13% copper equivalent (CuEq (Au) = Au x 0.396) for the Sulphide Resource. No credits have been used for Ag or Mo to derive the CuEq cut-off grade.

A summary of the Mineral Resources as per January 2013 is presented in Table 6.3-5 and Table 6.3-6.

Table 6.3-5 Mineral Resource – Oxide Total (In Situ as at January 1st 2013)

(Within Optimized Pit Shell)

Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag(ppm)	Mo(ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Measured	6	0.45	0.01	0.5	5.6	87	-
Indicated	116	0.42	0.01	0.5	4.2	1,571	-
Measured and Indicated	122	0.42	0.01	0.5	4.2	1,658	-
Inferred	5.4	0.37	0.01	0.3	2.7	65	-

Table 6.3-6 Mineral Resource – Sulphide Total (In Situ as at January 1st 2013)

(Within Optimized Pit Shell)

Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	CuEq (%)	Ag(ppm)	Mo(ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Indicated	561.7	0.21	0.3	0.39	0.4	42.9	3,829	3,745,545
Inferred	32.5	0.11	0.19	0.24	0.4	50.2	116	137,446

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6.4	Previous Mineral Reserves

The first Technical Report on the La Arena Project filed by Rio Alto, with an effective date of March 31, 2008, described the Iamgold 2006 Mineral Reserve estimate and the Coffey Mining 2008 Mineral Reserve estimate.

Mineral Reserves were updated by Coffey Mining in 2010 and detailed in the July 31, 2010 Technical Report.

Mineral Reserves were updated by Kirk Mining Consultants and detailed in the 1st January 2013 Technical Report. There has been no update to the Cu-Au sulphide reserve at the effective date of this report. Detailed work for this project is currently in progress (Phase 2 Study).

6.4.1	Iamgold 2006

For the Iamgold 2006 PFS pit optimization, mine design and mine production scheduling was based on processing 12,000 tpd of gold oxide ore by heap leach along with 24,000 tpd of gold-copper ore to be floated into a concentrate.

A net value cut-off based on a positive NSR value (after discounting for processing and general & administrative (G&A) costs) was used to categorize the mill ore. Additionally, all mill feed with a copper equivalent cut-off below 0.30% was classified as waste. Economic cut-off for heap leach ore was based on a marginal cost (i.e. processing and G & A) of $2.82/t and a metallurgical recovery of 80%.

All heap leach feed with copper grade greater than 0.03% Cu was considered unsuitable to leaching because of its potentially preg-robbing characteristics.

The optimization was done using the parameters as presented in Table 6.4-1.

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Table 6.4-1 Iamgold Pit Optimization Parameters 2006

Parameter		Dump Leach	Mill
Market Price		$550 per ounce Au / $1.50 per lb Cu
Mining cost	Sediment	$1.30	$1.30
($/t mined)	Porphyry	$1.16	$1.16
Processing Cost ($/t Ore)		$1.78	$2.97
G & A Cost		$0.84	$1.03
Mill Recovery	Au	80%	40%
	Cu	0%	87%
Slope Angles			35º - 50º
Royalty			0%
Internal Cut-off Grades		0.19g Au/t	0.30% Cu equivalent

The Iamgold 2006 Mineral Reserve was not made public or signed off by a “qualified person”, as at that time, La Arena was not seen as a material project to Iamgold. The Iamgold 2006 Mineral Reserve estimate is summarized in Table 6.4-2.

Table 6.4-2 Iamgold Mineral Reserve 2006

	Oxide Ore			Secondary Ore			Primary Ore			All Ore
Ore Type	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	Oz Au	%Cu	000’s lbs Cu
Sediments	29.9	0.65	0.1	-	-	-	0.7	1.09	0.1	30.5	0.66	644,500	0.01	8,800
Porphyry	5.2	0.41	0.1	10.7	0.43	0.53	81.7	0.36	0.46	97.6	0.37	1,167,800	0.45	960,200
Total	35.1	0.61	0.1	10.7	0.43	0.53	82.4	0.37	0.46	128.1	0.44	1,812,300	0.34	968,900

*Rounded numbers may not sum exactly.

6.4.2	Coffey 2008

All Iamgold key inputs were reviewed by Coffey Mining in 2008 and a pit optimization using the updated parameters undertaken by Coffey Mining. The processing rate was assumed to be 24,000tpd of gold oxide ore to be processed by run-of-mine ore dump leach and 24,000tpd of gold-copper ore to be floated into a concentrate and the key optimization input parameters used are shown in Table 6.4-3.

The mineral reserves were estimated using the following cut-off grades:

For oxide ore with Cu<300ppm (dump leach feed) 0.2Aug/t

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For oxides with Cu>300ppm, secondary and primary sediments and porphyry 0.1%Cu.

Table 6.4-3 Coffey Mining Pit Optimization Parameters 2008

Parameter		Dump Leach	Mill
Market Price		$750 per ounce Au / $1.95 per lb Cu
Mining cost	Sediment	$1.49 ore, $1.12 waste	$1.49 ore, $1.12 waste
($/t mined)	Porphyry	$1.49 ore, $1.12 waste	$1.49 ore, $1.12 waste*
Processing Cost ($/t Ore)		$2.22	$3.73
G & A Cost		$0.60**	$0.95
Mill Recovery	Au	65%	40%
	Cu	0%	88%
Slope Angles		45º for all
Royalty		1.70%
Calculated Cut-off Grades		0.18g Au/t***	0.10% Cu only

*Note that the mining cost was increased by $0.03/t for every 12m bench mined below elevation 3328mRL.
**Note the G&A cost assumed an ore processing rate of 8.6Mtpa when Whittle work was done.

The Coffey Mining 2008 Mineral Reserve estimate is summarized in Table 6.4-4.

Table 6.4-4 Coffey Mining Mineral Reserve 2008

Ore Type	Oxide Ore			Secondary Ore			Primary Ore			All Ore
	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	Oz Au	%Cu	000’s lbs Cu
All Sectors
Sediments	29.5	0.62	0.01	0.1	0.34	0.32	0.1	0.45	0.18	29.7	0.62	586,886	0.01	1,032
Porphyry	4.3	0.49	0.16	13	0.36	0.52	127.4	0.3	0.4	144.8	0.3	1,414,689	0.4	1,273,861
Total	33.9	0.61	0.03	13.1	0.36	0.52	127.5	0.3	0.4	174.4	0.36	2,001,575	0.33	1,274,910

6.4.3	Coffey 2010

All key inputs for both the then recent Rio Alto gold oxide feasibility study work and the previous Iamgold PFS work were reviewed by Coffey Mining and a pit optimization using updated parameters undertaken using Whittle software by Coffey Mining.

Rio Alto planned to proceed with a staged approach to the project, commencing mining and processing for the gold ore dump leach and once this is operational expand the project by mining and processing the copper ore. The processing rate was again assumed to be 24,000 tpd of gold oxide ore by run-of-mine ore dump leach and 24,000 tpd of gold-copper ore to be floated into a concentrate and the key optimization input parameters used are shown in Table 6.4-5.

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Table 6.4-5 Coffey Mining Pit Optimization Parameters 2010

Parameter		Dump Leach	Mill
Market Price		$950 per ounce Au / $2.30 per lb Cu
Mining cost	Sediment	$1.74 ore and	$1.74 ore and waste
		waste
($/t mined)	Porphyry	$1.82 ore and	$1.82 ore and
		waste	waste*
Processing Cost ($/t Ore)		$1.55	$4.77
G & A Cost		$0.72**	$0.95
Mill	Au	80%	40%
Recovery	Cu	0%	88%
Slope Angles		38º and 45º
Royalty		1.70%

* Note that the mining cost was increased by $0.03/t for every 12m bench mined below elevation 3328mRL.
** Note the G&A cost assumed an ore processing rate of 8.6Mtpa when Whittle work was done.

These mineral reserves were estimated using the following cut-off grades:

  For oxide ore with Cu<300ppm (dump leach feed) 0.11 Au g/t.

  For oxides with Cu>300ppm, secondary and primary sediments and porphyry 0.13% Cu.

The Coffey Mining 2010 Mineral Reserve estimate is summarized in Table 6.4-6.

Table 6.4-6 Coffey Mining Mineral Reserve 2010

	Oxide Ore			Secondary Ore			Primary Ore			All Ore
Ore Type	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	Oz Au	%Cu	000’s lbs Cu
Gold Oxide Pit Design
Sediments	57.4	0.44								57.4	0.44	821,000
Sulphide Pit Shell (excluding Oxide Pit)
Sediments	2	0.57	0.11	0.1	0.34	0.32	0.1	0.81	0.6	2.1	0.58	39,000	0.14	7,000
Porphyry	13.1	0.3	0.2	13.2	0.36	0.52	160.1	0.28	0.38	185.2	0.29	1,709,000	0.38	1,567,000
Total Shell	15.1	0.34	0.19	13.3	0.36	0.52	160.2	0.28	0.38	187.3	0.29	1,748,000	0.38	1,574,000

*Rounded number

6.4.4	Kirk Mining, 2013

The latest update on Mineral Reserve was conducted by Kirk Mining Consultants based on the Mineral Resources estimated by AMS (Table 6.3_5 and Table 6.3_6) and published together in a NI 43-101 Technical Report with an effective data of the 1st January 2013.

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Oxide and sulphide Mineral Reserves were estimated from within a pit design. The pit design was based on pit optimization, using Whittle software, of the measured and indicated mineral resources. The economic assumptions and other parameters used by Kirk Mining to undertake pit optimization for both the Oxide Au deposits and Sulphide Cu-Au deposits are presented in Table 6.4-7.

Table 6.4-7 Kirk Mining Pit Optimization Parameters 2013

Market Conditions	Value
Gold price per ounce	$1,400
Payable proportion of gold produced	99.90%
Copper price per pound	$3.00
Payable proportion of copper produced	96.50%
Minimum government royalty	1% of revenue
Mill Recovery	Value
Mining recovery of ore	98%
Overall pit slopes	34 to 39[o]
Gold processing recovery (dump leach)	85%
Gold processing recovery (sulphide plant to concentrate)	35%
Copper grade-recovery formula	Average 88%
Costs	Value
Mining cost per tonne of oxide ore (plus depth increment)	$2.38
Mining cost per tonne of sulphide ore (plus depth increment)	$2.44
Mining cost per tonne of waste (plus depth increment)	$2.50
Processing cost per tonne of oxide ore (including pad expansion)	$2.06
Processing cost per tonne of sulphide ore (including tails dam lifts)	$3.99
Concentrate shipping and selling cost per tonne	$160
General and administration costs per tonne of ore	$2.45

The estimation of mineral reserves was based on the net smelter return (NSR) calculation for each block in the geological model. In other words a block was “mined” if calculated revenue exceeded cost for each block, the same process as used for pit optimization. The average, rounded up cut-off grade equates to approximately 0.12 g/t Au for the oxides and 0.15 % CuEq for sulphides.

The Kirk Mining 2013 Mineral Reserve estimate is summarized in Table 6.4-8.

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Table 6.4-8 Mineral Reserve – Oxide and Sulphide (In Situ as at 1st January 2013)

(Within Pit Design, block cut-off NSR calculation and 98% Mining Recovery applied)

			Oxide Ore		Sulphide Ore			Metal Mined
	Material	Classification	Tonnes	Au	Tonnes	Au	Cu	Au (‘000	Cu (‘000
			(Mt)	(g/t)	(Mt)	(g/t)	(%)	Oz)	lbs)
Likely oxide pit	Sediments	Proved Probable	5.6 47.9	0.47 0.52				84 803
Final pit excluding oxide pit	Sediments	Proved Probable	8	0.39				100
	Porphyry	Proved Probable			0.1 268.7	0.32 0.24	0.29 0.33	1 2,091	942 1,945,929
Pit Design	All	Proved + Probable	61.5	0.5	268.9	0.24	0.33	3,080	1,946,872

The oxides reserves were increased in tonnes, grade and contained gold from the July 2010 Report by 7%, 14% and 20% respectively. The sulphide reserves were significantly increased (44%) compared to July 2010 due to the resource drilling program in 2012 and subsequent conversion of inferred resources to indicated resources. Metal expected to be mined within the porphyry pit design has increased by 20% for Au and 24% for Cu.

6.5	Production

There was no production from the La Arena property by previous owners.

Rio Alto developed the gold oxide dump leach project in 2011 with commencement of mining and first ore placed on the dump leach pad in March 2011. The first gold pour was on 6 May, 2011 (1,115 oz).

The mining rate was built up in stages from the initial start-up of 10,000 tpd. The Au oxide operation is now at full capacity of 36,000 tpd. Production during the year 2013 is tabulated in the Table 6.5-1.

Table 6.5-1 Mine Production for 2013 from Oxide Gold deposits

	Actual Tonnes	Au (g/t)	Planned Tonnes	Au (g/t)	Difference	Au (g/t)
Ore mined	13,148,713	0.61	13,417,000	0.54	-268,287	0.07
Waste mined	22,997,357		23,373,000		-375,643
Ounces poured	215,395		200,181		15,214

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A quarterly summary of processing for the project to date is presented in Table 6.5-2 .

Table 6.5-2 Quarterly summary of processing

		SURVEY ADJUSTED DUMPED ORE			IRRRIGATED ORE			RECOVERED OUNCES
Year	Quarter	Tonnes (TM)	Au gr/TM	Oz	Tonnes (TM)	Au gr/TM	Oz	Oz SMELTING	CALCULATED RECOVERY (%)
2011	1	0	0	0	0	0	0	0	0
2011	2	551,098	0.54	9,538	551,098	0.54	9,538	4,647	72
2011	3	1,047,103	0.69	23,136	1,047,103	0.69	23,136	14,722	73
2011	4	868,681	1.71	47,778	868,681	1.71	47,778	31,776	80
2012	1	1,289,483	1.37	56,966	1,289,483	1.37	56,966	56,222	83
2012	2	1,734,680	1.09	60,662	1,734,680	1.09	60,662	58,228	86
2012	3	2,369,259	0.59	44,736	2,369,259	0.59	44,736	47,129	90
2012	4	2,571,532	0.63	51,726	2,571,532	0.63	51,726	40,154	89
2013	1	2,284,185	0.51	37,385	2,284,185	0.51	37,385	36,539	90
2013	2	3,001,082	0.65	62,441	3,001,082	0.65	62,441	48,659	86
2013	3	4,477,240	0.62	89,287	4,477,240	0.62	89,287	59,574	83
2013	4	3,386,206	0.66	72,119	3,386,206	0.66	72,119	70,623	86
TOTAL		23,580,549	0.73	555,775	23,580,549	0.73	555,775	468,273	85

Further details of production to date are included in Sections 16 and 17.

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7	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The La Arena Deposit is located on the eastern flank of the Andean Western Cordillera in northern Peru. The area is underlain by sediments of the Mesozoic West Peruvian Basin which were folded and faulted during the Cenozoic deformation.

The regional stratigraphy is dominated at outcrop by the folded Upper Jurassic (Chicama Formation) to the Lower Cretaceous (Goyllarisquizga Group), which are mainly siliciclastic sediments, with lesser amounts of younger Lower-to-Upper-Cretaceous carbonate sediments occupying the cores of synclines. West of La Arena, the Cretaceous sediments are unconformably overlain by the Cenozoic volcanics of the Calipuy Group. The regional stratigraphical column is summarized in Table 7.1-1 and a plan of the regional geology is shown in Figure 7.1-1.

Table 7.1-1 Regional Stratigraphic Column of La Arena and Surrounding Areas

Erathem	System	Series	Group	Formation	Extrusive Lithology	Intrusive Lithology Abbreviation	Gold Mineral’n
Cenozoic	Quaternary	Recent		Alluvial, Fluvial	Q-al/Q-fl
		Pleistocene		Glacial, Lacustrine	Q-gl/Q-la
	Neogene		Calipuy		Pn-ca	P-da	AC
	Paleogene					P-and
Mesozoic	Cretaceous	Upper		Yumagual	Ks-yu
		Lower		Pariatambo	Ki-pa
				Chulec	Ki-chu
				Inca	Ki-In
			Goyllarisquizga	Farrat	Ki-fa
				Carhuaz	Ki-ca		S
				Santa	Ki-sa
				Chimu	Ki-chi		AC, ET, LA, LV, SR
				Oyón	Ki-o
	Jurassic	Upper		Chicama	Js-ch

Afer Reyes R. L, 1980 and Navarro et. al. 2010). Gold Mineralization: AC: Lagunas Norte, ET: El Toro, LA: La Arena, LV: La Virgen, S: Shahuindo, SR: Santa Rosa

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ALGAMARCA
Shahuindo
Igor
Cochapampa
LA ARENA
Agua Blanca
El Toro
ALTO CHICAMA
La capilla
La Florida
Los Angeles
Ruecas
Las Lagunas
Tres Cruces
QUIRUVILCA
LA VIRGEN
Minaspampa
Campaccha
Calaorco
Mundo Nuevo
La Victoria
SANTA ROSA
SANTA CRUZ DE CHUCA
CACHICADAN
LEGEND
Quaternary cover
Cenozoic volcanics
Cretaceous marine limestones
Lower Cretaceous siliciclastics
Upper Jurassic - Lower Cretaceous shales and thin sandstones
Cenozoic diorite
Cenozoic porphyries
Normal fault
Dextral fault
Sinistral fault
Thrust fault
Anticline
Syncline
Mine (active)
Mine (inactive)
Au deposit
Au anomaly
Polimetallic deposit
Radiometric dates
Claim boundaries
District capital
Paved road
Figure 7.1.2
RIOALTO
LA ARENA PROJECT
Regional geology

Figure 7.1-1 Regional Geology of La Arena

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From oldest to youngest, the regional stratigraphy is described as follows:

Palaeozoic (and Precambrian): Constitute basement rocks to the east of La Arena along the River Marañon and the Eastern Cordillera. They are not exposed at La Arena or in the immediately surrounding area.

Mesozoic: The oldest outcropping rocks in the region belong to the Upper Jurassic Chicama Formation and consist of soft, laminated marine black shales with thin sandstone intercalations.

These pass upwards into the Lower Cretaceous shallow marine siliciclastic Goyllarisquizga Group, the lowest unit of which, the Oyon Formation, consists of fine-to-medium-grained sandstone and thinly-bedded shale, with some coal seams. Overlying the Oyon Formation are thickly-bedded, medium grained quartzitic sandstones of the Chimu Formation which constitutes the principal host rock for gold mineralization at Lagunas Norte, El Toro, La Arena, La Virgin and Santa Rosa. The remainder of the Goyllarisquisga Group (Santa, Carhuaz and Farrat formations) consists of generally finer grained siliciclastic units with interbedded minor carbonates. The Carhuaz Formation provides the host for gold mineralization at Shahuindo.

Overlying the Goyllarisquisga Group sediments are Lower-Cretaceous shallow marine carbonates of the Inca, Chulec, Pariatambo formations and the Upper Cretaceous Yumagual Formation.

The Mesozoic sediments were folded and faulted towards the end of the Cretaceous by the early stages of the developing Andean Orogeny.

Cenozoic: Calipuy Group, cordilleran arc volcanics unconformably overlie the folded and faulted Mesozoic strata south and west of La Arena. These sub-aerial volcanics are associated with Upper Miocene sub-volcanic intrusive bodies of andesitic to dacitic composition. The Calipuy volcanics are mainly tuffs with agglomerate horizons at the base, and inter-bedded with andesitic lavas. They constitute the host rock for high sulphidation, low sulphidation and polymetallic mineralization at Lagunas Norte, Tres Cruces and Quiruvilca respectively.

To the west of the area shown in Figure 7.1-1, the Coastal Batholith is emplaced in volcano-sedimentary strata of the Mesozoic Western Peruvian Trough, time equivalents of the rocks described above. Cenozoic intrusive rocks, including granodiorites, diorites and quartz–feldspar porphyries, are intruded as isolated stocks into both the Mesozoic sedimentary sequence and the overlying Calipuy volcanics.

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The age of those intrusions vary from c.a. 23 to 25 Ma. One of these intrusions hosts the porphyry-style mineralization at La Arena.

The main structural features of the region are associated with the Jurassic-Cretaceous sedimentary sequence and consist of a series of folds, reverse faults and over-thrusts trending generally NW-SE (see Figure 7.1-1 and Figure 7.1-2). Individual folds range up to 80 km in length and 5 km in width, and display various forms depending on the relative competency of the various stratigraphic levels. The highly competent sections of the Chimu Formation for example form structurally complex cores to the main anticlines, where they have resisted erosion better than the enclosing strata.

Figure 7.1-2 Regional Cross Section - La Arena Project

The region is particularly well-endowed with mines and mineral occurrences varying from low-to-high sulphidation systems and from porphyry through polymetallic to epithermal deposits. Currently operating mines other than La Arena include Quiruvilca (polymetallic Cu/Zn/Pb/Ag) and Lagunas Norte (Lagunas Norte), La Virgen and Santa Rosa (all epithermal Au).

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7.2	Project Geology

The La Arena Project is located within a regional fold and thrust belt of predominantly Mesozoic sedimentary rocks. Sedimentary rocks in the project area have been intruded by intermediate-to-felsic porphyritic stocks which tend to occupy the cores of anticlinal structures as displayed in Figure 7.1-2.

Sedimentary rocks across the La Arena Project area consist of a lower, shallow-marine-to-deltaic, siliciclastic sequence followed by an upper, carbonate-dominated sequence, all of Lower Cretaceous age.

The oldest rocks exposed in the cores of anticlines are thinly bedded and laminated mudstones, minor siltstones and fine grained sandstones with occasional coal seams which make up the basal Lower Cretaceous Oyon Formation.

Overlying the Oyon Formation is the Goyllarisquizga Group (Chimu Formation). The Chimu Formation, is the principal host rock for epithermal gold at La Arena (and elsewhere in the region) has been sub-divided into the three members as shown in Figure 7.2-2 and described below (from oldest to youngest):

  Transition Member (130 m) - consists of laminated fine-to-medium grained sandstones intercalated with siltstones and mudstones, and is a transitional facies between the more shaley Oyon Formation and the more sandy Lower Member of the Chimu Formation.

  Lower Member (125 m) - consists of thickly bedded and compact medium-to-coarse grained sandstones which, due to their brittle nature, are fractured and often brecciated, and constitute the principal sedimentary host rock at La Arena. In addition to hosting the La Arena high-sulphidation Au mineralization, the Chimu Formation also hosts similar mineralization at Lagunas Norte, El Toro, La Virgin and Santa Rosa.

  Upper Member (150 m) - consists of a mixed sequence of coarse-grained sandstones, laminated siltstones and carbonaceous mudstones.

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Figure 7.2-1 Local Geology Plan - La Arena Project

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LITHOSTRATIGRAPHIC UNIT
LITHOLOGY
DESCRIPTION
SANTA FORMATION
CHIMU FORMATION
Mixed, coarse-grained sandstones, laminated siltstones and carbonaceous mudstones
Upper Member
Thickly-bedded Sandstones
Lower Member
Laminated, fine-medium grained sandstones intercalated with siltstones and mudstones
Transition Member
OYON FORMATION
Medium-grained, compact, quartz sandstones
Lenticular silty mudstones
Coarse-grained quartz sandstones
Dark-grey carbonaceous mudstones
Dark-grey mudstones
Coarse-grained quartz sandstones
Laminated mudstones and siltstones
coarse-grained quartz sandstones
Thickly-bedded, well sorted, medium-grained quartz sandstones
Medium-grained quartz sandstones in beds separated by thin shale or siltstone partings
Medium-to-coarse-grained quartz sandstones,compact and thickly bedded
Coal seam ?
Laminated siltstones and mudstones
Sandy microconglomerate
Purple sandstones and shales
Medium-grained quartz sandstones, lightly fractured
Greyish-purple shales
Fine-grained quartz sandstones
Pale grey mudstones with interbedded thin sandstones
Medium-grained quartz sandstones
Fine-grained sandstones interbedded with laminated mudstones
* The most favourable parts of the Chimu successionfor gold mineralization are the thickly - bedded, wellsorted sandstones of the Lower Member due to enhanced fracture / permeability characteristics.
RIOALTO
Aproved by:
Scale:
Projection:
Date: December 2011
LA ARENA PROJECT
Lithostratigraphic column of the Chimu Formation

Figure 7.2-2 Local Stratigraphic Column for the Chimu Formation

Multiple intrusions of dacitic and andesitic feldspar porphyries have intruded the Cretaceous sedimentary sequence at La Arena (Figure 7.2-3).

The intrusive rocks vary from dacitic to andesitic composition. They are differentiated only by texture and composition. The early intrusion Feldspar Porphyry Dacitic One (FPD1) is

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generally barren. The second intrusion named FPD2 (previously named HA) is hosting most of the Cu-Au porphyry mineralization. The third intrusion stage is the FPD3 (previously named intra-mineral intrusion, HAI) is also associated with lower grade of Cu-Au mineralization. The final intrusive phase consists of barren Andesitic Dykes. Differentiating between individual intrusives is based principally on field and core observations.

Figure 7.2-3 Geology Section: Multiphase Intrusion Crosscutting the Sedimentary Rocks

U-Pb age dating on zircons within individual intrusives, indicates overlapping dates at ~24.9 Ma (±0.4 a 0.7 Ma sigma errors). This would suggest that all three intrusives were emplaced in a short period of time (within 1-2 Ma intervals maximum) (Table 7.2-1).

Table 7.2-1 Age of Intrusives - La Arena Project

Intrusive	Avg. U-Pb Age	Max. age	Min. age
FPD3	24.7 ± 0.5	24.85 ± 0.49	24.51 ± 0.43
FPD2	24.48 ± 0.6	24.86 ± 0.58	24.1 ± 0.55
FPD1	25.12 ± 0.5	25.23 ± 0.39	24.89 ± 0.68

The following summary is presented for the three main intrusive phases identified at La Arena:

  FPD1 (Feldspar Porphyry – Dacitic 1); is considered the first stage of intrusion (Figure 7.2-4 to Figure 7.2-5). Textures are commonly porphyritic and sometimes phyric, with inequigranular subhedral plagioclase phenocrysts (≤1-4mm) embedded in a

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  microcrystalline matrix with relicts of ferromagnesian minerals (amphiboles) with lots of pyrite in matrix and in veinlets; the pyrite veinlets are forming D veins of different stages crosscutting each other and forming pyrite stockwork. This intrusive lacks significant quartz stockwork (Cu-Au mineralization) and is locally lower grade near the contact with FPD2.

  FPD2 (Feldspar Porphyry – Dacitic 2); is considered the second intrusive stage and is characterized by a porphyritic texture which is obliterated with remnant phenocrysts of plagioclases (1-3 mm) altered to clay (mainly sericite) (Figure 7.2-6 to Figure 7.2-7). In addition, strong stockwork (20-50%) with A, AB and B type veins (15-30 veins per metre) is consistent, with vein widths varying from <1 cm to 7 cm. In the potassic zone, the phenocrysts of plagioclases are more preserved together with primary biotite in small subhedral crystals with magnetite and calcite veinlets present in addition. Under microscope, the main components are: quartz II 15-50%; quartz I
  15-43%; plagioclases 22-39%; biotite 1-20%; biotite II 10-15%; K feldspar 1-10%; sericite 10-54%, the accessory minerals are rutile 1-3%; hematitized rutile 1-3%; epidote 1%, chlorites 1%, hematite 1%, carbonates 1-5%.

  FPD3 (Feldspar Porphyry – Dacitic 3); the third stage of intrusion which has at least three intrusion phases (Figure 7.2-8 to Figure 7.2-9). Individual intrusion phases were identified by their textural features and by contact relationships. The texture of intrusions can vary from porphyritic to fine grained phyric texture.

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  Principally, the intrusions are composed of subhedral plagioclase phenocrysts (30-40%) varying in size from ≤1mm to 4mm and subhedral biotite (1-10%) varying in size from ≤1mm to 3mm. A weak stockwork of A and B quartz veins is present (1 to 8% intensity or 8 to 10 veins per metre approximately).

  The intensity of veins may increase slightly onto the contact with the FPD2 intrusion. Vein width can vary from <1cm to 2cm. Intrusions are characterized by potassic alteration, with moderate to strong magnetite in matrix and veins, along with chlorite and K feldspar. Phyllic alteration is characterized by quartz-sericite alteration, showing typically quartz fragments and some ductile A type veins along with late D type veins. Pyrite is common in very fine veins and matrix.

  Under microscope, the main components are quartz II 10-15%; quartz I 1-37%; clays 5- 51%; hematitized rutile 1-15%; sericite 7-50%; and accessory minerals: opaque 3-15%; K feldspar 1-20%; carbonates I y II 1-3%; hematite 1%; chlorites 7%, limonites 5%.

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LA-D12-003
105.7m: 0.116g/t Au; 0.12 % Cu

Figure 7.2-4 FPD1 - Porphyritic Texture

LA-D11-017
71.0m: 0.120g/t Au; 0.09% Cu

Figure 7.2-5 FPD1 - Fine Grained Texture

LA-D12-064
192.0m: 0.331g/t Au; 0.32% Cu

Figure 7.2-6 FPD2 - Remnant of Porphyritic Texture

LA-D12-066
756.3 m: 0.360 g/t Au; 0.69% Cu

Figure 7.2-7 FPD2 - Potassic Alteration

LA-D11-004
630.5 m: 0.344 g/t Au; 0.64% Cu

Figure 7.2-8 FPD3 - Porphyritic to Phyric Texture

LA-D11-024
468m: 0.107g/t Au; 0. 21% Cu

Figure 7.2-9 FPD3 - Finer Grained Texture

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Late andesitic intrusions consisting of dykes and plugs FPA crosscut the earlier intrusions (Figure 7.2-10 to Figure 7.2-11). In hand specimen, the texture is porphyritic, coarse phenocrysts of plagioclases (<1-6mm) subhedral and inequigranular plagioclases crystals, few pyroxenes/hornblendes with moderate chlorite in matrix. These late intrusions are barren and do not contain any economic mineralization.

The La Arena open pit currently in progress lies at the western margin of a FPD3-facies intrusion, where the latter forms a laccolith-like structure overlying an argillically-altered heterolithic breccia. The breccia is altered up to advanced argillic (quartz/alunite) facies, with an oxidized, porous matrix dominated by hematite, limonite and quartz. Remnant sulphides are also present.

One of the principal structural features of the project area is the La Arena anticline, the core of which hosts the mineralization-related porphyry intrusion. The strike of the anticlinal axis undergoes a deflection in the area immediately to the north of the current open pit (see Figure 7.2-1). Regionally, fold axes trend generally NW-SE, but the La Arena anticline swings N-S for around 1,000m, presumably influenced by the north-trending structures referred to previously and shown in Figure 7.1-2. This deflection, the porphyry intrusions and the mineralization are all considered to be inter-related.

Major faults within the Project area have strikes varying from NW-SE to N-S, mimicking the orientation of the fold axes and probably following the same controls. They are mainly reverse faults, probably syn-folding. Other mapped faults strike NE-SW to E-W, parallel to the main fold-related stresses, and these faults tend to be lesser structures displaying dilationary and tear movements.

In the current open pit the mineralization appears to be controlled by the interaction of three fault trends. The first corresponds broadly to the Andean Trend, NW-SE, with dips

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varying between 50º to 70º to the NE. The second trend is N10ºE, with sub-vertical dips and relative movement mainly being dextral tear, and the third trend is N40ºE, with dips between 70º to 80º to both SW and NE and with a sinistral movement component. The N40ºE fault trend cuts all the others, and appears to have acted as the principal feeder channels for mineralizing fluids, refer to the pit photo in Figure 7.2-12.

Figure 7.2-12 North East Trending Structures Outcropping in Calaorco Open Pit

7.3	Mineralization

The La Arena project area contains epithermal style gold mineralization in sandstone-hosted oxidized fractures and breccia, and porphyry Cu-Au (Mo) mineralization. Both styles of mineralization are probably linked because they likely emanate from the same source, namely residual magmatic activity related to intrusives of intermediate composition.

The mineralization extends over a length of 2.2km south-to-north, a width of 1.1km west-to-east and a 1,000m vertical range. Continuity of the mineralization is generally excellent, and

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improves with lower-grade cut-offs, which is a characteristic of this type of deposit. Further detail on mineralization is included in Section 8.

7.4	Structural Geology

The La Arena deposit lies within a regional flexion, which is characterized by the change in direction of fold axes which trend in general towards the Andean regional trend (NW-SE direction)., however locally, the direction changes to a more N-S direction. This fault junction forms a dilational jog structure where the Cu-Au (Mo) porphyry was emplaced. To the western portion of the porphyry, lies the High Sulphidation Epithermal Au deposit hosted in sandstones of the Chimu formation. The location of this deposit is controlled by the intersection of NW-SE and NE-SW faults (Figure 7.4-1).

One of the principal structural features of the project area is the La Arena Anticline, the core of which hosts the mineralization-related porphyry intrusions. The strike of the anticlinal axis undergoes a deflection in the area immediately to the north of the current open pit (see Figure 7.2-2). Regionally, fold axes trend generally NW-SE, but the La Arena Anticline swings N-S for around 1,000m, presumably influenced by the north-trending structures referred to previously and shown in Figure 7.2-2. This deflection, the porphyry intrusions (including mineralization), are all considered to be inter-related.

Four principal fault systems have been identified: the first two systems had compressive (NW-SE system) and dextral strike slip movements (N-S system), the third one represent extensional movements (NE-SW system) with normal and strike slip faults, while the fourth system has been reactivated by compressional movements (trust faults).

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Figure 7.4-1 Combined Structure and Mineralization Map - La Arena Project

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7.5	Hydrothermal Alteration

The La Arena mineralization is related to linked deposits in the epithermal and porphyry environments, the former hosted by Chimu formation sandstones, and the latter by multiple intrusions with an age of ~25 Ma (Hedenquist; 2012).

At surface, distribution of mineral alteration clays are shown in Figure 7.5-1, where two major alteration patterns are illustrated which are dominated by, illite-pyrophyllite-muscovite and kaolinite (probably supergene) in the porphyry zone and silica-alunite-illite-dickite and supergene kaolinite in the epithermal high sulphidation zone. There are two NW oriented trends of pyrophyllite, on to the NE of Calaorco pit, and the other extending from the porphyry through Ethel pit and open to the NW; these two corridors parallel to the Andean trend were likely controlled by major structures. Conduits of hot muscovite-stable fluids have overprinted the porphyry and have cooled as they flowed to the NW along the structures (Hedenquist, 2012). In addition, there is a NE orientation of pyrophyllite in the NW end of the Calaorco pit, parallel to the major cross structure oriented to the NE.

The alteration distribution, both at surface and at depth is very consistent because of the strong phyllic alteration (quartz-sericite) overprints the prograde potassic alteration (secondary biotite-magnetite-k feldspar-chlorite), therefore, magnetite is completely destroyed; in addition, there is a later argillic overprint of illite-chlorite along structures deep into de porphyry. The transition from the margins of the porphyry deposit to the west, next to and within the epithermal deposit, is marked by pyrophyllite, particularly along NW structures; this is due cooling during the phyllic stage, from muscovite to pyrophyllite, with further cooling causing dickite to form. (Hedenquist, 2012).

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Figure 7.5-1 Hydrothermal Alteration Map (at Surface) - La Arena Project

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Figure 7.5-2 Hydrothermal Alteration Section - La Arena Project

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8	DEPOSIT TYPES

8.1	Introduction

The region is well endowed with mineral deposits in a variety of settings such as:

  Porphyry (La Arena);

  Polymetallic Au/Ag/Cu/Pb/Zn vein deposits such as Quiruvilca, Veca, Igor, Sayapullo, etc.

  Epithermal gold, including both low and high sulphidation types, such as Lagunas Norte Mine at Lagunas Norte, Santa Rosa Mine, La Virgen Mine, La Arena Mines and the Shahuindo, Tres Cruces, Capilla, and Goiyos projects.

  Quaternary, generally colluvium zones that were deposited after erosion at the foothill of the primary mineralization, such as La Arena, Lagunas Norte, and La Virgen.

8.2	Deposit Types and Mineralization

La Arena hosts three types of ore deposits; one related to high-sulphidation epithermal Au, the other related to porphyry environments Cu-Au (Mo), and the third related to the Colluvium deposit at the foothill of Calaorco. The former deposit is hosted by Chimu sandstones (Lower Cretaceous) while the latter by multiple intermediate intrusions with ages of about 24~25 Ma (Oligocene).

Those deposits are characterized by their typical alteration and mineralization occurrences as defined and described by Hedenquist, 1987 and Sillitoe, 2010. The epithermal deposit (currently being mined), is characterized by supergene oxidized high-sulphidation mineralization, which occurs in fractured sandstones and hydrothermal breccia zones. The porphyry deposit (located towards the east at lower elevation), is dominated by primary Cu sulphides along with Au and poor Mo.

8.3	High-Sulphidation Epithermal Au

Four separate zones of breccias containing anomalous gold have been recognized around the western and northern margins of the La Arena Porphyry. They are known as Calaorco, Ethel, Astrid and San Andrés.

Epithermal gold mineralization currently being mined in the Calaorco Open Pit occurs partly in the Calaorco Breccia (located at the contact between well-fractured Chimu quartz sandstones and the overlying intrusive), partly within the un-brecciated but still well fractured sandstones, and partly within the intrusive along the contact. Located to the north

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of the Calaorco Breccia and open pit, the Ethel Breccia is a similar but smaller oxidized epithermal gold deposit.

Gold mineralization is both lithologically and structurally controlled. It occurs principally in silicified fractured sandstones and locally in hydrothermal breccias. Structural control is mainly associated to the principle Andean orientation (NW-SE) and secondary to tensional fracturing, as well as to bedding planes. Tensional fracturing has acted as a principal fluid channel way containing oxidized, high sulphidation, epithermal Au mineralization. Fine grained native gold is free in small proportions as electrum.

The Calaorco breccia lies parallel to the contact between the Chimu sandstones and the porphyry, with Chimu sandstone dipping gently towards the east, while the porphyry is sitting on top (capping). Gold mineralization occurs within the Calaorco breccia and can be found to lay approximately ~1000m length (SE-NW) with a tendency to turn towards the north at depth. The width varies from 100 to 300 m from the contact between sandstone and porphyry. Gold mineralization is most pronounced within the oxide zone, which can extend more than 250 m depth beneath surface.

High grade zones of gold are directly controlled by the intersection of SW-NE faults, which transverse the mineralized trend that is oriented towards the NW-SE (e.g. Tilsa structures). The Tilsa system has a strike length of approximately 300 m with a grade of 80-100 g/t Au and a variable true thickness of a few centimetres to 1 m. In this zone the Calaroco and Esperanza faults intersect, and form a high grade gold zone (≥1 g/t Au) extending towards the north up towards the Central Dyke. Beyond the Central Dyke, Au grades reduce slightly.

8.4	Porphyry Cu-Au (Mo) Deposits

Cu-Au mineralization is associated with phyllic (quartz-sericite) and potassic (secondary biotite - magnetite-k feldspar) alterations, which is dominated principally by pyrite, chalcopyrite, smaller amounts of bornite, covellite and chalcocite; and some molybdenite. Figure 8.4_1 displays the distribution, in section, of gold and copper values respectively.

Mineral zoning from surface downwards is typically no more than 40-50 m for the zone of secondary enrichment (cc + cv +/- copper oxides) and 10-40 m for the mixed zone (cc + cp +/- cv). The primary zone (cp +/- bn), which predominates at La Arena, is normally located at depths in excess of 100 m from surface.

The Cu-Au-(Mo) porphyry at La Arena comprises an elongated ore body 1400 m long (oriented NW-SE) by 200-400 m wide, associated with a stockwork in porphyritic andesite intrusive. Mineralization occurs as disseminations along hairline fractures as well as within larger veins. Mineralization extends down to 500 m, with the first 350 m providing the

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better Cu, Au and Mo grades. Sulphide mineralization consists of pyrite, chalcopyrite and molybdenite, with accessory pyrrhotite, sphalerite, galena, arsenopyrite, marcasite and rutile. In addition, very fine microscopic native gold has been observed (25 microns).

The FPD2 intrusion has the highest Cu-Au mineralization associated to phyllic (quartz-sericite) and potassic (secondary biotite, magnetite, K feldspar) with ranges from ≥0.5 to >1% Cu and ~0.5-1g/t Au respectively. Low Cu-Au mineralization is related to the intra-mineral FPD3 intrusion, which has ranges from 0.1 to <0.5% Cu and <0.2 to<0.5g/t Au.

Cu-Au mineralization is controlled by local N-S faults and transected NW-SE Andean faults; the junction of these two systems generated a jog structure where main FDP2 and intra-mineral FPD3 have intruded.

8.5	Colluvium Deposit

This deposit is located at the SE end and in the foothill of Calaorco. The erosion of the Calaorco hill that host primary epithermal gold mineralization, forms a secondary deposit named locally as The Colluvium. It consists of unsorted blocks from breccia-sandstone which were deposited in a small basin.

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To the left (SW) is the epithermal gold mineralization and to the right (NE) is the porphyry
Cu-Au mineralization.

Figure 8.5-1 Au and Cu Distribution across the La Arena Project

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9	EXPLORATION

9.1	Exploration by Rio Alto Mining

Serious exploration started in 1994, first by Cambior and then by Iamgold.

Accumulated drilling over the La Arena deposit between 1994 and 2007 totalled 59,991m in 351 holes (refer to Section 6.2). Trenching totalled 4,120m in 60 trenches, and with a further 2,900m of RC drilling completed for sterilization purposes.

In addition to the La Arena development project, the property includes several prospects that have been defined by a combination of soil geochemistry and exploration diamond drilling. These are Cerro Colorado, El Alizar Porphyry, Agua Blanca epithermal and porphyry occurrences, Pena Colorado, Carmen and La Florida as shown in Figure 9.1-1.

Exploration targets identified on the basis of a regional geochemical survey and satellite image interpretation. Included are porphyry targets such as Agua Blanca and El Alizar; and
epithermal Au-FeOx targets such as La Colorada, Carmen, Agua Blanca, Peña Colorada,
Astrid, San Andres, and La Florida Polimetallic vein.

Figure 9.1-1 Major Exploration Targets around the La Arena Project

There was a period from 2007 until 2010 where very little exploration was conducted across the La Arena project area. This was a result of the sale and acquisition of the Project by Rio Alto Mining Ltd.

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During 2012, the majority of exploration efforts were focused on in-fill drilling programs across the Cu-Au sulphide and Au oxide projects. The following exploration programs were carried out in 2012:

  Mineral definition drilling at the La Arena Porphyry Cu-Au project. Drilling accounted for some 63,020m of diamond drilling (“DD”) and 5,892m of RC drilling across the project area.

  Au-oxide (Calaorco and Ethel – Phase I) and Cu-Au porphyry (Phase II) mineral definition drilling. A total of 111,216 m of reverse circulation (“RC”), and 80,479 m of core drilling were completed.

  Detailed mapping and geochemical sampling at La Colorada Project (1,500 hectares). In addition, a further 70 km line of geophysical surveys were undertaken (IP and Magnetics).
  Exploration on the La Arena oxide mining areas in 2013 has concentrated on:

  Mapping and drilling (141 holes for 2,456m) of Colluvium immediately southeast of the Calaorco Open Pit, which has defined an additional moderate sized oxide resource.

  Definition drilling of the Astrid gold oxide deposit (9 holes for 1,874m) which has defined a very small additional oxide resource and reserve.

  Drilling definition in the southern extension of the Ethel gold oxide deposit (6 holes for 1,800 m) defined additional oxide resource that will be mined together with the sulphide pit, this drilling identified primary sulphide mineralization at depth, which is associated with the root of epithermal mineralization. This target will be drilled in 2014.

  Exploration outside of the La Arena mining areas in 2013 has concentrated on:

  Mapping, geochemical surveys and drilling at the La Colorada project, 10km SE from La Arena (10,105 m from 49 RC holes and 2,854 m from 10 DDH holes) with a small additional resource defined. This area has effectively been written off from any further substantial work.

  The El Alizar project, located 2 Km west of La Arena. This project will be drilled in the second half of 2014.

  The Carmen Project, located 11 Km NE from La Arena.

  Rio Alto is actively exploring 27,340 hectares and evaluating third party projects around the La Arena.

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Figure 9.1-2 Regional Exploration Targets - La Arena Project

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10	DRILLING

10.1	Introduction

The principal methods used for exploration drilling at La Arena have been diamond core drilling (DC) and reverse circulation drilling (RC).

The deposit was relatively well drilled, with approximately 60,000m of drilling, on a nominal spacing of 50 m in the sandstone and 65 m in the porphyry. This drilling was carried out between the initial discovery in 1994 until 2007 with predominantly HQ and to a lesser degree NQ core.

From 2010 to the end of 2012, Rio Alto Mining drilled 96,341 m of RC holes at 412 locations which over 90% of the drilling conducted was for testing of the Calaorco and Ethel deposits where Epithermal Gold mineralization is hosted (Phase I). Concurrently 80,479 m of DDH were completed at 158 locations with all the core holes testing the Cu-Au porphyry deposit (Phase II).

During 2013 14,875 m of RC drilling was completed at 338 locations of which 17% of the holes tested the Colluvium deposit located at the SE and foothill of Calaorco. The remaining 83% of the holes were located in the northern extension of the Tilsa System and Astrid. In 2014 the plan is to test the gold mineralization in and around the Tilsa System.

The drilling summary is shown in Table 10.1-1 below.

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Table 10.1-1 Drilling Summary – La Arena Project

	Oxide Domain (Phase I)
	Timing	DC		RC		Total
		Metres	Holes	Metres	Holes	Metres	Holes
IAMGOLD	1996-2007	19,733	131	8,752	190	28,485	321
RIO ALTO	2010-2012			68,567	330	68,567	330
RIO ALTO	2013			14,875	338	14,875	338
Total		19,733	131	92,194	858	111,927	989
	Sulphide Domain (Phase II)
	Timing	DC		RC		Total
		Metres	Holes	Metres	Holes	Metres	Holes
IAMGOLD	1996-2007	36,891	199	1,136	10	38,027	209
RIO ALTO	2010-2012	80,479	158	27,774	82	108,253	240
RIO ALTO	2013
Total		117,370	357	28,910	92	146,280	449
	Total
	Timing	DC		RC		Total
		Metres	Holes	Metres	Holes	Metres	Holes
IAMGOLD	1996-2007	56,625	330	9,888	200	66,513	530
RIO ALTO	2010-2012	80,479	158	96,341	412	176,820	570
RIO ALTO	2013			14,875	338	14,875	338
Total		137,104	488	121,104	950	258,208	1,438

10.2	Drilling Procedures

Prior to 2007, DC holes were drilled by Sociedad Minera Cambior Peru S.A (SMCP) and RC holes were drilled by AK drilling. Most DC holes were drilled with HQ diameter until 1999 and about 40% of the holes were drilled NQ diameter from 1999 to 2005. The historical database does not clearly record core size. DC recoveries, in general, are very good, except where there are heavily oxidized zones. It is clear that in these areas there are wash outs and loss of fines from the core. RC drilling recoveries were noted as poor in general due to bad ground conditions and abundant underground water. There were only 11 RC holes drilled into the deposit until 2007.

The recent drilling programs commencing in 2010 were by AK drilling (RC) and Explomin del Peru (DC). DC drilling utilised HQ and to a lesser degree NQ bits with an average recovery achieved of 95%. RC drilling utilised 5¼” (133 mm) diameter bits with face sampling hammers and achieved an average recovery of approximately 90%.

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10.3	Drilling Orientation

Based on detailed structural mapping, it was determined that a primary orientation of 330o is a major control for gold hosted in oxidized-sandstone and 040° is a major control for copper sulphide mineralization. The majority of the drilling into the gold oxide domain during 2013 has been orientated / drilled from west to east, which intersects both trends and has likely contributed to an elevated Au grade returned in assays. The majority of the previous drilling into the epithermal section of the deposit was drilled from east to west. This has not been analysed in any detail due to the infill nature of the drilling.

10.4	Surveying Procedures

10.4.1	Accuracy of Drillhole Collar Locations

Historical drillhole collars were surveyed by Eagle Mapping Ltd. using a Total Station and differential GPS. Survey accuracy is reported as +/-0.5 m. Recent drillhole collars have been surveyed using a Total Station GPS.

10.4.2	Down-hole Surveying Procedures

Prior to the 2005 drilling campaign, holes were down-hole surveyed using an acid test every 50 m. This method uses acid in a glass test tube with the acid etching the tube and indicating the inclination or dip of the hole. It is carried out by lowering the tube down the hole to the desired depth for each reading. Magnetic azimuth readings are not obtained by this method. Tropari survey measurements are noted in the drillhole logs. A tropari instrument is a directional surveying tool that gives inclination and magnetic azimuth and can be used in open holes or through rods 36 mm (1.40 inches) or larger. Accuracy to +/-0.5 degrees is claimed by the manufacturer.

After hole 172, down-hole surveys were collected with a SingleSmart Flexit tool with a reported accuracy of +/-0.2 degrees, recording both dip and azimuth. Real-time recording tools were used from 2007 onwards.

Accuracy of the down-hole survey measurements meet acceptable industry standards. Post acid test holes were found to deviate in azimuth by an average of 3.2º and have a tendency to steepen in dip by an average of 2.9º.

Since 2011 the company Weatherford performed the downhole surveys at La Arena. They used a Gyroscopic Borehole Survey (GBS), which is a north-seeking gyro tool designed to deliver highly accurate non-magnetic deviation surveys in magnetically disturbed environments (i.e. inside casing, drill pipe or magnetic rock). This tool is configured in standard wireline mode with a surface control box for real-time data acquisition, or with an

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optional battery powered memory module which allows the tool to be operated without a conductor, wireline or accessory equipment.

Ian Dreyer considers the locations of the total data set of DC and RC holes have sufficient accuracy to make no material impact on the quality of the resource estimation.

10.5	Sterilisation Drilling

A total of 48 RC holes were drilled between September and November 2009 to ensure planned gold oxide project infrastructure would not be placed in areas of potential economic mineralization. The holes were drilled to the south, east and north of the expected sulphide project pit limits to assess a planned waste dump to the south, planned infrastructure to the east and a planned leach pad and ADR plant to the north.

There has been no further sterilisation drilling.

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11	SAMPLE PREPARATION,ANALYSES AND SECURITY

11.1	Sampling Method and Approach

11.1.1	Diamond Core Sampling

Core mark-up and sampling has been conventional and appropriate. Samples are generally 2 m long, except on geological contacts. Core has not been orientated for structural measurements, except for 18 holes drilled for the geotechnical program.

During earlier exploration programs the core was chiselled in half. It has been noted previously that when the core had been split using the chisel method, the remaining half core was completely fractured, and that silicified core was not well split using this technique.

More recently the core has been cut lengthways with a diamond saw and half-core is sent for assay.

Diamond core samples are numbered and collected in individual plastic bags with sample tags inserted inside. Each sample batch is made up of approximately 73 samples, including 3 quality control blanks, 3 standards and 3 field duplicates. Each work order consisted of a rice bag with samples along with an order list of which one copy was sent to the laboratory in Lima and another copy retained on site. Bags were closed with tie-wraps.

11.1.2	Reverse Circulation Sampling

RC samples were collected at 2 m intervals and quartered in riffle splitters. Sub-samples weigh approximately 6 kg and are collected in cloth-lined sample bags. The quality control insertion rate is identical to the DC procedure.

11.1.3	Logging

Diamond core is logged in detail for geological, structural and geotechnical information, including RQD and core recovery. Whole core is routinely photographed.

Diamond core and RC chip logging is conventional and appropriate.

Core recovery has been recorded for all drillholes at 2 m intervals. Core recovery is generally 90-95% or higher and infrequently <80%. The lower recoveries occur mainly in the more weathered, upper parts of the deposit.

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11.2	Sample Security

Reference material is retained and stored on site, including half-core, photographs generated by diamond drilling, duplicate pulps and residues of all submitted samples. All pulps are stored at the La Arena core shed.

11.3	Sample Preparation and Analysis

The sample preparation methods for the samples submitted prior to 2003 are not documented. Since 2003 the sample preparation methods have been constant as outlined below.

The flow sheet for drill core sample preparation and analysis is included as Figure 11.3-1. Samples were digitally weighed, dried to a maximum of 120ºC (for wet samples), crushed to 70% < 2 mm (10 mesh), riffle split to 250 g, and pulverized to 85% < 75 µm (200 mesh). Furthermore, 50 g pulps were submitted for chemical analysis.

Chemical analysis at the primary laboratory (ALS Chemex since 2005) and the secondary laboratory (CIMM Peru) consisted of fire assay (FA) with atomic absorption spectrometry (AAS) finish, using 50 g sub-samples. Those samples that analysed ≥ 5 g/t Au were analysed using gravimetric methods.

For Cu and Ag (and Mo, Pb, Zn, As, Sb and Bi) multi-acid (four) digestion AAS was used. Hg was analysed using cold vapour AAS. Until the end of 2004 the core samples from drill holes 1 to 125 were processed by CIMM Peru as the primary laboratory. The assay methods for the samples submitted prior to 2005 are not documented.

Since 2010 the primary laboratory is CERTIMIN (before named CIMM Peru) with the secondary laboratory ALS Chemex.

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2.5" dia core/2m sample/~6-7Kg
Split core in half
73 Samples by work order, include
Insert Blank (1/30)
Insert Standard (1/30)
Insert Field Duplicated sample (1/30)
Affix bar code and log sample in Lims
Sample weight
If samples are wet, the sample should be dried to maximum of 120°C
Crush to 70% < 2mm, all sample
Clean crusher
Split sample using riffle splitter
Split up to 250 gr
Keep Reject
Randomly select 1/20 for submission to Primary lab
Sample split is pulverized to 85% < 75 microns
1 in 30 cases submit up to 250gr split for duplicate reject
200gr sample
50gr sample
1 in 15 cases submit for duplicate analysis
Submit to chemical analysis
Randomly select 1/20 for submission to secondary lab
Review qc results
Merge analytical data with sample location and description in the database
Legend
Monitor Contamination
Introduction of sampling Error
Monitor sampling error
Monitor Accuracy

Figure 11.3-1 Flow sheet for La Arena Core Sample Preparation and Analysis

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12	DATA VERIFICATION

12.1	Introduction

There was little or no routine QAQC conducted prior to 2004 on the drillhole assays for this project. QAQC since 2004 has been rigorous and this intensity has continued on with the Rio Alto ownership since 2007. In general, the QAQC in the field and in the laboratory is rigorous, and the results from the small 2013 program confirm this.

12.2	Analytical Quality Control

There has been three phases of analytical quality control and quality assurance on the La Arena deposit. They are time bounded and are defined by:

  Pre 2004

  2004 to 2007.

  2010 onwards.

There was no resource drilling completed between 2007 and September 2010. The emphasis of this Report is to present new data collected in 2013 as previous QAQC results have been explained at length in previous reports.

12.2.1	2013 Quality Control

QAQC was limited to a small program of data collection on RC samples due to the small amount of RC drilling completed (338 holes for 14,875 m) compared to previous years, and a larger program on blastholes (BH) (78,942 holes for 513,930m). No diamond drilling for grade estimation purposes was completed in 2013.

The insertion rate of RC field duplicates and BH standards is low and should be increased to at least 2% in 2014 (Table 12.2-1).

Table 12.2-1 Summary of Control Samples Submitted in 2013

Control Sample Type	RC	% of Samples	Blasthole	% of Samples
Total Samples taken	7,452		78,948
Field Duplicate	87	1.2	2,254	2.9
Blank	269	3.6	2,953	3.7
Standards Submitted	250	3.4	879	1.1

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The results of the field duplicates are acceptable for the RC drilling (Figure 12.2-1) for both general precision (HARD) analysis and key grade ranges. The results are also very good for BH, when considering the low grade ranges being analysed (Figure 12.2-2).

Figure 12.2-1 Oxide RC Field Duplicate Analysis – Au - 2013

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Figure 12.2-2 Oxide Blasthole Field Duplicate Analysis – Au-ppb - 2013

Within the RC sample stream, the frequency of blanks (3.6%) and standards (3.4%) inserted is acceptable. Results of both coarse and fine blanks show no contamination issues. Standards show no appreciable precision or bias issues and a very low failure rate.

Within the BH sample stream, the frequency of blanks (3.7%) is acceptable; however standard insertion rate (1.1%) is low and should be increased dramatically. Results of both

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coarse and fine blanks show irregular minor contamination issues. Results for standards show times when the laboratory does not operate at peak quality, as illustrated by examples in Figure 12.2-3. It is suggested that more frequent checks of the laboratory, and some umpire analysis test work would benefit the grade control process.

Figure 12.2-3 Examples of Issues for Blanks and Standards in BH Sample Stream - 2013

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12.3	Bulk Densities

No further bulk density information has been collected in 2013. The bulk densities used for the resource are stated below.

Table 12.3-1 Global Bulk Density Statistics

Lithology	Oxidation	Number of Samples	Bulk Density Average	Bulk Density in Resource Model
Sandstone	Oxide	591	2.55	2.52
Sandstone	Sulphide	-	-	2.6
Siltstone	Oxide	-		2.52
Siltstone	Sulphide	-		2.6
Slate	Oxide			2.4
Slate	Sulphide	28	2.48	2.4
Shale-Coal	Oxide	-	-	1.8
Shale-Coal	Sulphide	-	-	1.8
Intrusive	Oxide	118	2.55	2.32
Intrusive	Sulphide	1,610	2.49	2.49

12.4	Drillhole Database

The drillhole database is housed in a commercial quality Acquire database.

Hard copies of original paper drill logs, daily drill reports, core photos, assay results, and various ancillary logging features are stored on site at La Arena and are kept in good order.

The final laboratory paper assay reports are stored in Lima and a selection of holes from the 2013 data set have been checked to the digital database with no errors noted.

12.5	Adequacy of Data

The historical data prior to 2004 has a lack of documented quality control. The new data presented is relatively robust. In general, there are sufficient controls in place to ensure that the data collection is reliable and adequate for this resource estimate.

There are signs that the QAQC process has fallen away at the laboratory in 2013 for the BH sample stream and it is recommended that greater vigilance be taken in this area.

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13	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Introduction

Mineralization on the La Arena property comprises an oxide deposit containing low grade gold mineralization and a contiguous sulphide deposit containing both primary and secondary copper mineralization in addition to gold. The oxide deposit comprises sediments and oxide intrusive of which the sandstone ore is currently treated in a dump leach operation. The intrusive material was previously excluded from the mineral reserve because it was considered too clayey for treatment in the dump leach. Recent testing has investigated whether the intrusive material can be successfully processed in the dump leach by blending it with the sedimentary ore.

13.2	Oxide Test Work Locations

Metallurgical test work was undertaken predominantly in La Arena’s on-site facilities, managed by CERTIMIN SA (Certimin). This test work assessed the gold oxide intrusive material’s leaching characteristics when blended with the sedimentary (sandstone). The test work focused on gold recovery, copper dissolution and cyanide consumption, but also noted solution breakthrough time (indicative of initial percolation rate).

Since all previous column leach testing on the blend of intrusive material with sedimentary ore was conducted by the “in-house” Certimin managed laboratory, quality assurance test work was initiated, duplicating two column tests on site with two column tests at SGS del Peru SAC (SGS), Lima, to check the consistency and repeatability of the column tests.

13.3	Mineralogy

The ore is classified in three types:

Oxidized sandstone-breccia, hematite and goethite associated with fine-grained free Au with a particle size from 20 to 30 microns are present filling the matrix of the sandstone-breccia, which is a hydrothermal breccia.

Colluvium, this deposit is a product of the erosion of the Calaorco Hill where the oxidized sandstone-breccia ore outcrops. Therefore, the mineralogy of this material is similar to the oxidized sandstone-breccia ore type.

Oxide-Intrusive, on the top of the porphyry, supergene processes have resulted in the formation of a leached zone extending to a depth of about 50 to 70 m from surface. The

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rock displays pervasive clay alteration (illite, and kaolinite), intruded by stock-work quartz veinlets associated with jarosite, hematite, goethite, chalcocite (rare), and free gold.

13.4	Metallurgical Sampling

Test programs were conducted on the oxide intrusive, colluvium materials and oxidized sandstone-breccia ore using bulk samples from the surface. The locations of these samples are shown in Figure 13.4-1.

Figure 13.4-1 Location of Metallurgical Samples of 2013 and 2014 Programs

The most recent test work conducted by Rio Alto used bulk samples from which composite samples were produced, having gold grades in the range 0.14 to 0.57 g/t Au; the average gold grade of the composites was 0.35 g/t Au.

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The copper grades in composites for test work were in the range 5 to 775 ppm Cu; the average copper grade was 409 ppm Cu. A proportion of the intrusive (8% of ore to be treated by leaching) has copper grades around 2600 ppm Cu.

The historical data of the current heap leach operation with sedimentary ore during 2011 and 2012 shows gold grades around 0.88 g/t, considerably higher than the future average reserve grades planned to be extracted for oxide intrusive.

13.5	Test Work Program

Two test work programs were completed on samples blended from oxidized sandstone-breccia ore and oxide-intrusive material from the La Arena deposit. Laboratories used for the programs were:

  2013 CERTIMIN SA (Certimin), La Arena Site for column test work and bottle roll tests, and

  2014 SGS del Peru SAC (SGS)/Certimin, Lima for QA/QC column test work.

Test work at Certimin’s test facilities at the La Arena site was supervised by La Arena staff and concentrated on bottle roll, column leach gold recovery and reagent usage for different samples and blends of bulk material from the Ethel and Calaorco Pits. The column leach test reporting also noted breakthrough times (indicative of initial percolation rate). The test program consisted of 21 bottle roll leach tests and 22 column leach tests.

Subsequent test work in late 2013 and early 2014 at SGS in Lima and Certimin’s test facilities at the La Arena site focused on consistency and repeatability of column tests results for quality assurance (QA). The QA test program consisted of four samples split from the same composite blended sample, two tested by SGS in Lima and two tested by Certimin on site.

13.5.1	2013 Program

The 2013 program test work was conducted in a number of phases. These consisted of bottle roll and column leach tests designed to determine gold extraction and reagent usage with different ore types.

Bottle roll samples were crushed to 100% passing 0.15 mm and leached in a rolled bottle for 48 hours at pH 10 and cyanide strength ranging from 100 to 800 mg/L. As displayed in Figure 13.5-1, gold extraction was in the range of 76% to 91%, sodium cyanide consumption ranged from 0.06 kg/t to 4.09 kg/t, average 0.78 kg/t and lime consumption ranged from 0.6 kg/t to 2.43 kg/t. Those atypical values of sodium cyanide consumption of 2.08 kg/t and 4.09 kg/t correlated with high cyanide strength of 400 and 800 mg/L respectively. The rest of tests were performed with less than 200 mg/L of cyanide and cyanide consumption ranged from 0.06 kg/t to 1.23 kg/t.

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Figure 13.5-1 Bottle Roll Tests Results

Twelve column leach tests were successfully leached in open circuit, without barren solution recirculation. The following comments are based on the results presented in Figure 13.5-1:

  The colluvium composite gave gold extraction of 91.5% and reagent consumptions of 0.14 kg/t of sodium cyanide and 0.9 kg/t of lime.

  The oxide intrusive composites 1 and 2 resulted in low percolation performance and gold extraction of 89.0% at 400mg/L cyanide and reagent consumptions of 0.92 kg/t of sodium cyanide and 2.7 kg/t of lime in the successfully leached column.

  The oxide intrusive from Ethel pit resulted in poor percolation performance and column leach irrigation was halted on the fourth day.

  Five leach column tests were performed with blend composites at different proportions of oxide intrusive and sandstone. The columns used were 2 m high by 0.2 m diameter and the ore samples were crushed to 100% passing 25 mm. All blend composites were successfully leached and gold extraction ranged from 88.2% to 91.2% at 100 - 150 mg/L cyanide with total sodium cyanide consumption ranging from 0.23 kg/t to 0.35 kg/t and lime consumption from 1.6 kg/t to 2.2 kg/t.

  The blended composite with 51% intrusive from Ethel Pit and 49% sandstone was leached successfully. The column used was 6.09 m high by 0.76 m diameter and the sample was crushed to 100% passing 152 mm and 100 mg/L of cyanide strength. Gold extraction was 74.1% and sodium cyanide consumption was 0.09 kg/t and lime consumption was 1.0 kg/t.

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  Copper head grade did not affect sodium cyanide consumption or gold extraction in the samples tested, but no sample with more than 800 g/t of copper has been tested.

  Eight column tests with composites of 100% oxide intrusive ore were not leached successfully and were stopped because the column showed percolation problems during irrigation.

Table 13.5-1 Column Tests Results

Composite	Head	Head	Tails	Extrac.	Lime	NaCN	CN	Success
	Au g/t	Cu g/t	Au g/t	Au %	kg/t	kg/t	mg/L
Run of Mine Material, Column 6.09 m high x 1.15 m diameter
Intrusive (Ethel Pit)	0.66	538	-	-	-	-	-	NO
Material Crushed 100% 152 mm, Column 6.09 m high x 0.76 m diameter
Intrusive (Ethel Pit)	0.66	538	-	-	-	-	-	NO
51% Intrusive (Ethel Pit) /49%ST	0.36	289	0.1	74.1	1	0.09	100	YES
Material Crushed 100% passing 76 mm, Column 1.98 m high x 0.20 m diameter
Intrusive (Ethel Pit)	0.66	538	-	34.8	1.4	0.05	100	NO
Intrusive (Ethel Pit)	0.66	538	-	28.7	1.4	0.02	100	NO
Intrusive (Ethel Pit)	0.66	538	-	41.4	1.4	0.04	100	NO
Intrusive (Ethel Pit)	0.66	538	-	45.6	1.4	0.05	100	NO
Intrusive (Ethel Pit)	0.66	538	-	49.9	1.5	0.06	100	NO
Material Crushed 100% passing 102 mm, Column 6.09 m high x 0.30 m diameter
Colluvium	0.14	5	0.01	91.5	0.9	0.13	150	YES
Material Crushed 100% passing 38 mm, Column 2.00 m high x 0.15 m diameter
Intrusive Composite 1, 2	0.46	562	0.08	77.6	2.7	0.41	200	NO
Intrusive Composite 1, 2	0.46	562	0.05	89	2.7	0.92	400	YES
Intrusive Composite 3	0.44	769	0.06	87.6	2.7	0.42	200	YES
Intrusive Composite 3	0.44	769	0.05	88.6	2.7	0.76	400	YES
Intrusive Composite 4	0.57	775	0.06	89.1	2.7	0.41	200	YES
Intrusive Composite 4	0.57	775	0.05	91.2	2.7	0.80	400	YES
Material Crushed 100% passing 25 mm, Column 2.00 m high x 0.20 m diameter
20% Intrusive (Calaorco)/80%ST	0.24	182	0.03	88.2	1.6	0.12	100	YES
30% Intrusive (Calaorco)/70%ST	0.28	319	0.03	88.2	1.9	0.13	100	YES
40% Intrusive (Calaorco)/60%ST	0.33	620	0.04	87.4	2.2	0.16	100	YES
30% Intrusive (Ethel Pit)/70%ST	0.27	279	0.02	91.2	1.9	0.19	150	YES
40% Intrusive (Ethel Pit)/60%ST	0.33	325	0.03	90.4	2.1	0.18	150	YES

ST=Sandstone

13.5.2	2014 Program

The quality control test work was conducted in two column tests at the Certimin Site Laboratory and replication of these tests was conducted at SGS Lima The column leach tests were designed to determine repeatability of gold extraction and reagent usage, with one composite sample split and sent to both laboratories.

The column test samples were crushed to 100% passing 25 mm and leached in a column 2.0 m high by 0.15 m diameter. The sample was 33.3% oxide intrusive rock and 66.7% sandstone.

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Column leach tests results are presented in Table 13.5-2 and the following comments summarise the outcomes:

  There were no percolation problems for the columns at SGS or the columns at the Certimin site laboratory.

  It was intended that both 2014 Certimin and SGS tests were undertaken using 150 mg/L cyanide solution. However SGS misunderstood this requirement to be 150 mg/L sodium cyanide, equivalent to 80 mg/L cyanide. However the test results did not demonstrate any material difference in gold extraction.

  Cyanide consumption did not appear to be a function of gold extraction rate, however did appear to be related to the initial strength of the cyanide solution.

  Final gold extraction was similar for the 4 columns tested, in the range of 86.4% to 87.1%.

  Lime consumption was in the range of 1.53 kg/t to 1.56 kg/t.

  Sodium cyanide consumption was low in the range of 0.10 kg/t (80 mg/L cyanide) to 0.16 kg/t (150 mg/L cyanide) to 0.16kg/t (150 mg/L cyanide). HIgher cyanide strengths resulted in higher sodium cyanide consumption.

  The kinetic curves of Figure 13.5-2 and Figure 13.5-3 showed similar behaviour for the extraction of both gold and copper.

  The percolation of the column test at site was slower than the column tests at SGS, taking approximately 2 days longer to break through (Figures 13-3 and 13-4).

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Table 13.5-2 Certimin and SGS Column Tests Results

Composite	Head	Head	CN-	Tails	Extrac.	Lime	NaCN
	Au g/t	Cu g/t	mg/L	Au g/t	Au %	kg/t	kg/t
Site Column C-18	0.44	339	150	0.06	86.2	1.56	0.15
Site Column C-19	0.44	339	150	0.05	87.1	1.57	0.17
SGS Column 01	0.49	349	80	0.07	86.5	1.53	0.10
SGS Column 02	0.49	349	80	0.07	86.4	1.53	0.10

Figure 13.5-2 Gold Extraction Curve Kinetics for Column Tests

Figure 13.5-3 Copper Extraction Curve Kinetics for Column Tests

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13.6	Historical Data of Sandstone Leaching Operation

The following data was sourced from historical data pertaining to the leaching of sandstone ore. Both test work and plant data are presented.

13.6.1	2010 Program

A 2010 test work program was conducted at Heap Leaching Consulting S.A.C. (HLC) and supervised by La Arena to evaluate sandstone ore from Ethel and Calaorco Pits. This program consisted of column leach tests designed to determine gold extraction and reagent usage with different particle size distribution.

Two composites were leached in columns that were 6 m high, with differing diameters ranging from 0.3 m to 1.2 m with 500 mg/L of NaCN and 45 days of irrigation. Results are shown in Table 13.6-1.

Table 13.6-1 2010 Test work Program Results, Sandstone Composites

Test	Comp.	P80 mm	Head Au (g/t)	Head Cu (g/t)	CN- (mg/L)	Tails Au (g/t)	Extrac. at 22 d Au (%)	Extr. at 47 d Au (%)	Lime (kg/t)	NaCN (kg/t)
9.4.1	Calaorco	ROM	1.19	61.8	500	0.19	81.7	85.7	1.56	0.1
9.4.2	Calaorco	102	1.19	61.8	500	0.21	82.3	84.4	1.55	0.11
9.4.3	Calaorco	51	1.19	61.8	500	0.17	85.8	86.9	1.57	0.11
9.4.4	Calaorco	51	1.19	61.8	500	0.17	85.6	87	1.57	0.11
10.4.1	Ethel	ROM	0.49	36.2	500	0.03	95.4	95.6	0.84	0.08
10.4.2	Ethel	102	0.49	36.2	500	0.03	95.5	95.5	0.86	0.08
10.4.3	Ethel	51	0.49	36.2	500	0.03	95.5	95.5	0.86	0.08

13.6.2	Column Tests from Operations

During the course of the oxide operation the staff at the La Arena site had not typically undertaken column leach control tests. In addition, it has not been the practice of La Arena to track ore from resource or mining blocks to particular cells on the dump leach, nor to sample leach solutions to estimate recoveries from individual cells. However, two control tests were undertaken, the first in December 2012 and the second August 2013. These leach tests were in columns of 0.75 m diameter and 6 m high on samples of sedimentary ore crushed to 100% <152 mm; December 2012 yielded 87.4% extraction after approximately 45 days, and August 2013 yielded 87% after approximately 25 days. The results are provided in Table 13.6-2. The best indication available for the scale-up of the La Arena column leach test performance to dump leach recoveries is by comparison of the gold recoveries from these two control tests with the dump leach data provided in Table 13.6-2.

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Table 13.6-2 Tests Results from Column Test during Dump Leach Operation

Test	Comp.	Head Au (g/t)	Head Cu (g/t)	Leach Time d	CN- (mg/L)	Tails Au (g/t)	Extr. at Au (%)	Lime (kg/t)	NaCN (kg/t)
12/12	Sandstone	0.78	57	45	100	0.1	87.4	0.7	0.1
08/13	Sandstone	0.64	290	25	150	No Result	87.4	1.1	0.1

13.6.3	Dump Leach Metallurgical Recovery

Table 13.6-3 provides monthly data of the ore head grade, leaching duration, extraction rate, lime and sodium cyanide consumption for the oxide project from commencement to the end of December 2013. The results are consistent with the aforementioned (Table 13.6-1Table 13.6-2) column leach tests on sedimentary ore.

This provides some confirmation that the data from the column tests conducted at site are scaleable to plant operation.

Table 13.6-3 Historical Data of Dump Leach

Period	Head Au (g/t)	CN- (mg/L)	Leach Time (d)	Extr. at Au (%)	Lime (kg/t)	NaCN (kg/t)
Apr 11	0.51	150	10	37.34	1.41	0.08
May 11	0.58	150	41	48.57	0.89	0.08
Jun 11	0.53	120	53	33.5	0.77	0.04
Jul 11	0.46	120	59	43.52	0.46	0.07
Aug 11	0.61	120	43	53.21	0.49	0.08
Sep 11	1.19	100	35	63.16	0.69	0.29
Oct 11	1.52	100	51	57.24	0.49	0.03
Nov 11	1.7	100	36	63.64	0.32	0.11
Dec 11	1.99	100	56	69.1	0.82	0.18
Jan 12	1.31	90 - 100	38	76.37	0.56	0.13
Feb 12	1.56	90 - 100	79	81.5	0.66	0.15
Mar 12	1.31	90 - 100	46	82.46	0.31	0.07
Apr 12	0.98	90 - 100	47	85.24	0.36	0.08
May 12	1.46	90 - 100	38	84.57	0.55	0.18
Jun 12	0.91	90 - 100	46	85.79	0.78	0.11
Jul 12	0.59	90 - 100	39	86.01	0.69	0.07

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Period	Head Au (g/t)	CN- (mg/L)	Leach Time (d)	Extr. at Au (%)	Lime (kg/t)	NaCN (kg/t)
Aug 12	0.6	90 - 100	38	87.05	0.78	0.1
Sep 12	0.57	90 - 100	40	89.77	0.63	0.09
Oct 12	0.55	90 - 100	41	88.68	0.54	0.08
Nov 12	0.65	90 - 100	31	87.93	0.74	0.08
Dec 12	0.69	90 - 100	43	88.76	0.75	0.07
Jan 13	0.45	90 - 100	47	89.28	0.62	0.09
Feb 13	0.52	90 - 100	44	88.91	0.56	0.1
Mar 13	0.58	90 - 100	60	89.55	0.74	0.12
Apr 13	0.65	90 - 100	41	89.26	0.7	0.13
May 13	0.63	90 - 100	57	87.48	0.66	0.09
Jun 13	0.67	90 - 100	43	86.42	0.83	0.08
Jul 13	0.55	90 - 100	69	84.29	0.56	0.05
Aug 13	0.59	90 - 100	43	83.74	0.8	0.07
Sep 13	0.75	90 - 100	54	83.28	0.99	0.09
Oct 13	0.98	90 - 100	44	83.4	0.72	0.14
Nov 13	0.63	90 - 100	54	83.9	0.78	0.09
Dec 13	0.46	90 - 100	44	85.51	0.88	0.1

Further details of the dump leach operation are included in Section 17.

13.7	Sulphide Project

Testwork has been carried out in 2013 on a variety of flowsheet modifications, mainly related to mine optimization, design and scheduling scenarios. Whilst some progress has been made, the results of the associated metallurgical testwork are not yet final as the mine optimization is yet to be finalised.

A summary of the previous work is presented in Section 13.2 of the January 2013 Technical Report. A summarized excerpt of this is stated below:

The proposed process flowsheet for treating sulphide material considers ore is transported from the mine in 92 t capacity dump trucks. The ore will be either direct dumped into the crushing plant ROM dump hopper or onto the ROM pad for blending. Blended ore will be fed into the ROM dump hopper by a front end loader. Material greater than 900 mm will be screened from the plant feed

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via a stationary grizzly over the ROM dump hopper. The plus 900 mm material will be subsequently broken down using a rock breaker.

From the ROM dump hopper, ore passes over a vibrating grizzly feeder to remove minus 150 mm material. Oversize passes through a jaw crusher where it is reduced to a nominal P80 = 150 mm. The two products will discharge onto a conveyor and be transported to the crushed ore stockpile. Any metal in the ore is to be removed/detected via a magnet and metal detector located on the stockpile feed conveyor.

The crushing plant is designed at a throughput of 884 tph at an availability of 85%. The crushed ore stockpile will have a live capacity of approximately 23,000 t. Ore is reclaimed from the stockpile via apron feeders (2 operating, 1 standby) at a rate of 830 tph and fed to the grinding circuit. The feed rate to the grinding circuit will be controlled by a weightometer located on the SAG mill feed conveyor.

The grinding and classification circuit comprises of a SAG mill, ball mill and cyclones. Ore from the crusher stockpile is fed to the SAG mill and ground to a P80 of approximately 865 µm. SAG mill discharge passes over a screen. Screen oversize is fed onto a conveyor and transferred to a stockpile. The stockpile material is reclaimed via a front end loader and trucked to the ROM pad where it is blended into the crushing plant feed. Screen undersize discharges to a cyclone feed sump where it combines with the ball mill discharge and lime addition. The combined slurry is pumped to the cyclone cluster via cyclone feed pumps (1 operating, 1 standby) for classification. The cyclone overflow passes through a screen to remove trash and is then transferred to the flotation circuit. The cyclone underflow recirculates to the ball mill. The recirculating load is approximately 250% of the grinding circuit feed rate. The grinding and classification circuit operates at a design throughput of 830 tph at 92% availability.

Slurry from the primary grind cyclone overflow is transferred to the rougher flotation conditioning tank where it is agitated and conditioned before it flows by gravity to the flotation circuit. The flotation, regrind and filtration circuit comprises of rougher flotation, rougher/cleaner flotation, rougher cleaner thickening, regrind, regrind cyclone classification, cleaner flotation, concentrate thickening and concentrate filtering.

Rougher flotation concentrate is pumped to the rougher/cleaner flotation cells. The tails is transferred to the tails sump. Concentrate from the rougher/cleaner flotation cells is pumped to the rougher/cleaner thickener where it is thickened to 60% wt. solid. Thickener underflow is combined with the regrind mill discharge and pumped to the regrind cyclone cluster. Cyclone overflow (P80 of approximately 30 µm) is transferred to the cleaning circuit while underflow is recirculated to the regrind mill; recirculating load is approximately 200%. Tails from the rougher/cleaner flotation cell is combined with the rougher tails and pumped to the tailings storage facility.

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The cleaning circuit consists of three stages. A cleaner scavenger is included with the first cleaning stage. Slurry enters cleaner no. 1 flotation cells. Cleaner no. 1 concentrate is pumped to cleaner no. 2 while the tails flow to the cleaner no. 1 scavenger cell. Cleaner no. 1 scavenger concentrate is recirculated to the cleaner flotation conditioning tank and the tails is pumped to the tails sump. Concentrate from cleaner no. 2 cells is pumped to cleaner no. 3 while the tails is sent to the cleaner tails sump. Cleaner no. 3 concentrate is pumped to a copper concentrate thickener where the slurry is thickened to 60% wt. solid before it is pumped to the copper concentrate surge tank. Tails from cleaner no. 3 flotation cell is sent to the cleaner tails sump where it is pumped to the cleaner flotation conditioning tank.

From the copper concentrate surge tank, slurry is pumped to a filter press where the water content is reduced to target moisture of 8%. Concentrate filtering is performed on a batch basis. Filtered concentrate is discharged on to a conveyor and transferred to the storage area. Filtrate from the filter press is recirculated to the copper concentrate thickener.

MIBC and 3418A reagents are added to the rougher, rougher/cleaner, cleaner no. 1, cleaner no. 1 scavenger, cleaner no. 2 and cleaner no. 3 flotation cells. Flocculant is added to the rougher/cleaner and copper concentrate thickeners. Lime and sodium cyanide are added to the regrind mill discharge sump.

Filtered concentrate is loaded with a front end loader and trucked to a port for shipment to smelters overseas.

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14	MINERAL RESOURCE ESTIMATES

14.1	Introduction

The following chapter describes in detail the new domains created for the oxide portion of the La Arena deposit. There has been no additional drilling or change to the sulphide resource.

There has been a small RC drill program in the oxide domain in 2013 (197 RC holes for 12,329 m) and a colluvium drill program (141 RC holes for 2,456m) in 2013.

The estimation and search parameters for the oxide domains are similar to the 2013 resource model parameters.

The major changes to the oxide domain, based on relative ounce additions, are:

  The inclusion of oxide intrusive as resource based on metallurgical test work completed in 2013. This is both epithermal style mineralization on the sediment/intrusive contact and oxidized intrusive above the Cu-Au porphyry deposit (Figure 14.1-2).

  The inclusion of a colluvium deposit immediately south east of the Calaorco Open Pit.

  The inclusion of Tilsa Style domains in the Calaorco area, located within oxide gold Domain 100.

  Updated estimates for the pre-existing low grade oxide domains due to additional blasthole data available.

  The first estimate for the Astrid area based on a small drill program completed in 2013.

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Figure 14.1-1 Plan Projection of Gold Domains

Figure 14.1-2 Oblique Section Displaying Additional Resource in Oxide Intrusive

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14.2	Database

The drillhole database utilised for the estimates for all resources, except the colluvium resource, is dated 26th September 2013. The database used for the colluvium resource is dated 26th December 2013. Each database consists of spreadsheets for collar, survey, assay, and lithology that have been exported from the La Arena Acquire database (Table 14.2-1).

Table 14.2-1 Datamine Block Model Attributes List

Data File	Date	Size (kB) and Details
Assay.xls	26-09-13	20,420kB, all assays except for colluvium drilling
Collar.xls	23-08-13	93kB, all collars except for colluvium drilling
Survey.xls	23-08-13	963kB, all surveys except for colluvium drilling
Lithology for Gis 2.xls	15-07-13	1,893kB, all lithology except for colluvium drilling
Assay_colluvium.xls	26-12-13	43kB, colluvium deposit assays
Collar_colluvium.xls	26-12-13	7kB, colluvium deposit collars
Survey_colluvium.xls	26-12-13	43kB, colluvium deposit surveys
Litho_colluvium.xls	26-12-13	3kB, colluvium deposit lithology

Drillholes were checked for sample overlaps and gaps with no errors were noted. Assays were also checked for extraordinary high grades and the digital assays for 10 holes were checked against the final laboratory paper reports with no errors noted.

14.3	Geological Modelling

There have been no material changes to the sulphide domain in this model update. The changes to the oxide domains, based upon ounce importance to the project, are:

  The reporting of oxide intrusive as resource based on metallurgical test work carried out in 2013. There have been minor changes to the sediment/intrusive contact based on new data and finer sub-blocking in the resource model when compared to the 2013 model.

  The inclusion of a colluvium deposit immediately south east of the Calaorco Open Pit. This deposit has been systematically RC drilled on predominantly x 25m grid spacing and the deposit is well defined and still open to the east.

  The inclusion of Tilsa Style domains in the Calaorco area. Given the inability to define individual very high grade structures (0.1-0.3m true width @ +100g/t, based on wall mapping/sampling, Figure 14.3-1) with the current resource drilling, it was decided to bulk out these domains to average widths of 10-15m (Figure 14.3-2). This is

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  reflective of main structures and smaller sub-parallel high grade zones proximal to the main structures.

  Updated estimates for the pre-existing low grade oxide domains 100-400. Minor changes have been made to the 0.05 g/t Au oxide domains based mainly upon new blasthole data collected in 2013.

  The first estimate for the Astrid area. This is a small zone of sandstone which is intrusive of low Au grades based on a small drill program completed in 2013 and has little material impact on the resource.

Figure 14.3-1 Tilsa Structures in the Southern Wall of Calaorco Pit, August 2012

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Figure 14.3-2 Tilsa Structures Model – Cross Section 9126100N

14.4	Sample Selection and Compositing

Blastholes and resource drillholes were selected for resource estimation within domains 100-400 where both data sets exist. Data is not snapped to wireframes due to the disseminated nature of the gold grades at a 0.05 g/t Au cut-off. In this regard, more emphasis is placed on three dimensional continuity of mineralised shapes.

Tilsa domains were only estimated with resource drilling data due to the diluted nature of the blasthole samples. The Astrid deposit was estimated with resource drilling as no blasthole data exists.

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Samples were composited to 8m lengths for all domains except the Tilsa domains, where a 2m was chosen to assist in across strike variability. Drillholes were composited to a common length, and then the composites within each domain were selected within the domain wireframes. All blastholes were retained at their original length which is typically 6m, with only a small proportion of new BH data at 8m lengths.

14.5	Basic Statistics

The statistical analysis, for the new Au oxide domains, was undertaken based on 8m composites for all domains except those separated into the relevant mineralised domains. The summary statistics are presented in Table 14.5-1 and Figure 14.5-1. Blastholes are included in the statistics presented. Previous statistics for bulk domains (oxide background and sulphide domains) are presented for completeness.

The Au oxide distributions are typically very well structured, with minimal outliers, due in part to the selected composite length. Grade capping for the Au oxide domains was not deemed appropriate due to the consistency of the data distributions, the large block sizes used in this resource model, and the current positive grade reconciliation to all previous resource models. Cuts applied to the bulk domains in the background oxide and sulphide resource remain unchanged.

Cu, Ag, Mo and As estimates remain the same as for the January 2013 model. Sulphide statistics from the January 2013 resource model are presented for completeness.

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Table 14.5-1 Basic Statistics Summary - Uncut Data

Domain	Mean	Variance	Std Dev	CV	Composites	Minimum Value	Maximum Value
Oxide High Grade Domains - All Data - Au
100	0.67	1.96	1.4	2.1	56,611	0.005	64.88
200	0.3	0.05	0.23	0.76	6,623	0.005	2.69
300	0.48	0.36	0.6	1.25	18,008	0.005	14.4
400	0.28	0.28	0.53	1.89	29,769	0.001	22.89
500	1.55	14.01	3.74	2.41	2,324	0.005	108.3
600	0.07	0.01	0.12	1.74	1,167	0.005	1.13
Colluvium	0.2	0.07	0.27	1.35	1,272	0.0025	2.56
Bulk Domains (Remainder Outside Oxide High Grade Domains)- Au
Sandstone	0.047	0.011	0.103	2.2	5,092	0.001	2.9
Intrusive	0.141	0.026	0.163	1.15	19,052	0.001	3.895
Bulk Domains (Remainder Outside Oxide High Grade Domains)- Cu
Sandstone	138.6	142,255	377.2	2.72	5,098	0.375	9,631
Intrusive	1,968	5,063,715	2,250	1.14	19,086	0.535	31,850
Bulk Domains (Remainder Outside Oxide High Grade Domains)- Ag
Sandstone	0.48	1.92	1.39	2.9	4,911	0.015	74.2
Intrusive	0.48	0.49	0.7	1.46	15,837	0.002	20.5
Bulk Domains (Remainder Outside Oxide High Grade Domains)- Mo
Sandstone	4.04	30.78	5.55	1.37	4,952	0.03	109.4
Intrusive	38.79	2,883	53.7	1.38	17,372	0.005	1,005.60
Bulk Domains (Remainder Outside Oxide High Grade Domains)- As
Sandstone	95.3	28,487	168.8	1.77	5,105	0.12	3,170.40
Intrusive	45.4	6,446	80.3	1.77	19,022	0.15	2,359.10

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Log Probability Plot for AU_PPM
Oxide Domain100
Cumulative Probability (%)
AU_PPM

Log Probability Plot for AU_PPM
Oxide Domain 200
Cumulative Probability (%)
AU_PPM

Log Probability Plot for AU_PPM
Oxide Domain 300
Cumulative Probability (%)
AU_PPM

Log Probability Plot for AU_PPM
Oxide Domain 400
Cumulative Probability (%)
AU_PPM

Log Probability Plot for au_g
Oxide Domain 500
Cumulative Probability (%)
au_g

Log Probability Plot for au_g
Oxide Domain 600
Cumulative Probability (%)
au_g

Figure 14.5-1 Log Probability Plots of Au Composites in Gold Oxide Domains

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14.6	Variography

Variograms (gold only) for the oxide domain were updated to take into account the change in composite length from 6m to 8m. Declustered blastholes were used in conjunction with drillholes. Gaussian transform variograms were generated using Isatis software. The nugget variance is slightly reduced on the 8m composites, although the range is similar when compared to the 6m composites used in the 2013 resource estimate as displayed in Figure 14.6-1.

Two structure spherical models were used to model the variograms. The variogram orientations and anisotropies reflect obvious geological and visible data trends. Anisotropic variograms were oriented with no plunge within the plane of the major axis and a variety of dips for the semi-major axis reflecting the known mineralization trends.

The gold oxide variograms were of good to very good quality and generally had a well-defined nugget variance of 10-30%. 50% of the total variance was generally taken up within a range of between 25 and 50 m in the direction of the major search axis. Total ranges were between 120 m and 350 m. Domain 100 displays the best continuity along strike whereas domains 200-400 tend to display better continuity down dip. An example of the variograms has been provided below.

Figure 14.6-1 Directional Variograms – Au –Oxide Domain 100

(Left is 2013 Variogram, Right is 2014 Variogram)

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Table 14.6-1 Semi-Variogram Models

DOMAIN	Name	Strike Orientation		Across Strike Orientation		Orthogonal Orientation		Relative Nugget	Sill 1	Range Structure 1 (m)			Sill 2	Range Structure 2 (m)
		Dip (°)	Azimuth (°)	Dip (°)	Azimuth (°)	Dip (°)	Azimuth (°)	(C0%)	(C1%)	Strike	Across Strike	Ortho	(C2%)	Strike	Across Strike	Ortho
										Axis	Axis	Axis		Axis	Axis	Axis
100	Calaorco	0	150	-70	60	-20	240	8	47	46	40	30	45	350	180	60
200	Ethel	0	150	-30	60	-60	240	5	42	44	44	36	53	180	200	80
300	Ethel	0	170	-80	80	-10	260	20	40	54	50	30	40	120	230	92
400	Calaorco	0	150	-60	60	-30	240	33	30	36	30	18	37	76	120	36
500	Tilsa	0	150	-70	60	-20	240	20	56	46	38	30	24	300	160	60
600	Astrid	0	125	-70	35	-20	215	8	38	70	62	22	54	170	124	68
Intrusive	Cu	0	140	-60	50	-30	230	18	44	80	80	80	38	620	460	200

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14.7	Block Modelling

The block model was generated using Isatis, Vulcan, and Datamine mining software. Variable parent block sizes were used for various components of the model which were then added together as the final model in Datamine.

The parent block size for the gold oxide mineralised domains was 5 mE x 10 mN x 8 mRL. The increase in the bench height from 6m to 8m is a reflection of the bench height now in use at the mine. The increase in bench height has minimal impact on dilution due to the sub vertical dip and very wide nature of mineralization.

The parent block size for the oxide background domain and the sulphide domain remains at 10 mE x 20 mN x 6 mRL.

Parent blocks have been more finely sub-celled when compared to the 2013 resource model to better represent the volume of the narrower high grade oxide domains on lithological boundaries. They have also been sub-celled around the original surface.

All wireframes were checked visually to ensure that there was adequate filling with blocks. All high grade gold oxide domains were projected above the topographic surface to ensure that there were no edge effects in volume filling and then they were cut with the surface topography.

The block model parameters are shown in Table 14.7-1. Each block was characterized by a series of attributes as described in the Table 14.7-2. A number of new fields have been included in this model, primarily for the ongoing sulphide Phase 2 Sulphide Project. These new fields are unconfined compressive strength and rock mass rating. They are based upon point data (6m downhole spacing) and geotechnical analysis of structures. Sulphur has also been estimated for the Phase 2 Sulphide Project.

Table 14.7-1 Block Model Parameters

	East	North	Elevation
Minimum Coordinates	814,500	9,125,200	2,200
Maximum Coordinates	817,500	9,128,200	4,600
Oxide Mineralized Domains
Parent Block size (m)	5	10	8
Minimum Sub-Block Size (m)	0.25	2.5	0.5
Sulphide Mineralized Domain
Parent Block size (m)	10	20	6
Minimum Sub-Block Size (m)	2.5	5	1

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Table 14.7-2 Datamine Block Model Attributes List

Attribute	Type	Description
IJK	Numeric	Parent Cell Identifier
XC	Numeric	Centroid of cell easting
YC	Numeric	Centroid of cell northing
ZC	Numeric	Centroid of cell RL
XINC	Numeric	Cell easting dimension
YINC	Numeric	Cell northing dimension
ZINC	Numeric	Cell RL dimension
ROCK	Numeric	0=Colluvium;1=Sandstone, 2=Intrusive; 3=Siltstone; 4=Slate; 5=Shale-Coal
RESCODE	Numeric	1=Measured, 2=Indicated, 3=Inferred,4=Unclassified
DENSITY	Numeric	Bulk Density
ZONECODE	Numeric	Oxide Mineralised Gold Domains: 100,200,300,400,500,600
OXIDE	Numeric	O=Sulphide; 2=Oxide
SULALT	Numeric	Sulphide Alteration;1=Phyllic; 2=Argillic;3=Potassic
PAF	Numeric	0=Non-Acid forming material;1=Potentially Acid forming material
AU	Numeric	Au (g/t) grade
CU	Numeric	Cu (ppm) grade
AG	Numeric	Ag (ppm) grade
MO	Numeric	Mo (ppm) grade
AS	Numeric	As (ppm) grade
S_PCT	Numeric	S (%) grade
DEFS_PCT	Numeric	Default Sulphur grade assigned to unestimated cells
UCS	Numeric	Unconfined Compressive Strength (UCS)
DEFUCS	Numeric	Default UCS values assigned to unestimated cells
RMR	Numeric	Rock Mass Rating (RMR)
DEFRMR	Numeric	Default RMR values assigned to unestimated cells
NS_Element	Numeric	Number of composites used in grade interpolation
PASS_Element	Numeric	Interpolation Pass
DIST_Element	Numeric	Distance to the nearest composite
VAR_Element	Numeric	Kriging Variance for estimate

14.8	Grade Estimation

Bulk gold oxide mineralised domains (domains 100-400) were estimated using localised uniform conditioning (LUC) due to the diffuse nature of the grades within these bulk domains. Tilsa Structures (domain 500) and Astrid (domain 600) and the Colluvium domain (ROCK=0) were estimated using OK methods as these are more discrete zones when compared to the other bulk gold oxide domains. All boundaries used for the Au estimate

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within the gold oxide mineralised domains are hard boundaries except for the oxidation domains.

The sulphide domain was not re-estimated other than for Sulphur, which is a new field in this resource model. Cu is estimated using OK methods. Au, Ag, Mo, As and S are estimated using ID3 methods due to the lack of well structured variography.

Gold oxide mineralised domains (100-400) used a single search strategy set to the range of the variogram for each domain. Negative kriging weights have been utilised and have been re-set to zero where appropriate.

All other domains/element combinations use a 3 pass strategy for estimation. The search strategy used in the model is as follows:

  First pass searches used a maximum anisotropic range of 100 m for all grade variables.

  If a block was not estimated in the first pass, a second pass search utilized a maximum range of twice the initial search radius.

  If a block was not estimated in the second pass, a third pass search utilized a maximum range of five times the initial search radius.

  The orientation of the search axes was identical to the variogram model orientations where appropriate. Where variograms were poor, the orientation used was that of the dominant geology.

  Octant based searching was utilised in the first two estimation passes. A minimum of 4 octants needed to be estimated and each octant required the use of 2 composites to obtain an estimate.

  All estimates were into parent cells and these estimates were discretised down to 5m (X) x 5m (Y) x 3m (Z).

Table 14.8-1summarises the search parameters used for resource estimation.

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Table 14.8-1 Search Neighbourhood Parameters Used for Resource Model Estimation

Domain and ZONECODE	Variable	Search Ellipse Ranges			Search Ellipse Orientation			First Pass		Second Pass			Third Pass			Max. No. of Comps From Any Drillhole
		Major Axis	Semi- Major Axis	Minor Axis	Major Axis	Semi- Major Axis	Minor Axis	Min. No. of Comps Used	Max. No. of Comps Used	Search Volume Factor	Min. No. of Comps Used	Max. No. of Comps Used	Search Volume Factor	Min. No. of Comps Used	Max. No. of Comps Used
Domain 100	Au	350	180	60	0[o]→150[o]	-70[o]→060[o]	-20[o]→240[o]	6	24	-	-	-	-	-	-	2
Domain 200	Au	200	200	100	0[o]→150[o]	-30[o]→060[o]	-60[o]→240[o]	6	24	-	-	-	-	-	-	2
Domain 300	Au	200	220	80	0[o]→170[o]	-80[o]→080[o]	-20[o]→260[o]	6	24	-	-	-	-	-	-	2
Domain 400	Au	150	200	50	0[o]→140[o]	-60[o]→050[o]	-30[o]→230[o]	6	24	-	-	-	-	-	-	2
Domain 500	Au	75	70	30	0[o]→150[o]	-75[o]→060[o]	-25[o]→240[o]	8	24	2	6	20	4	4	12	2
Domain 600	Au	75	60	30	0[o]→125[o]	-70[o]→035[o]	-20[o]→215[o]	8	24	2	6	20	4	4	12	2
Background Oxide	Au, Cu, Ag, Mo, As,S	100	90	40	0[o]→140	-70[o]→050	-20[o] →230	10	24	2	8	20	5	4	16	3
Sulphide	Au, Cu, Ag, Mo, As,S	100	90	40	0[o]→140	-70[o]→050	-20[o] →230	10	24	2	8	20	5	4	16	3

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14.9	Model Validation

The gold oxide block model has been validated by:

  Visually comparing estimates to composite grades in cross section (Figure 14.9-1).

  Comparing the estimates to nearest neighbour (NN) and inverse distance (ID3) estimates, by domain and by northing panels.

  Reviewing the estimates at a suite of cut-off grades.

In general, there is a good visual correlation of composite grades and block model grades where there is sufficient data density to make this kind of comparison.

The LUC estimates tend to slightly undercall ID3 and NN estimates at lower cutoffs and conversely slightly overcall ID3 and NN estimates at higher cut-offs (Figure 14.9-2).

The interpretation of these checks are:

  In general, there is good agreement between all three methods with only subtle differences in results.

  Traditional estimation methods (e.g. ID3, NN) in domains 100-400 tend to smooth estimates at lower cut-off grades, particularly if not domained appropriately, and produce tonnes and grades that are not seen in grade control.

  LUC better internally separates lower grades from higher grades during the estimation and conditioning process and thus tends to estimate higher grade pods or lobes more discretely than ID3 or NN methods, thus producing comparatively slightly higher grades at cut-offs greater than 0.10 g/t.

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Figure 14.9-1 Cross Section 9126100N - Oxide Au Resource Model and Drillholes

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DOMAIN 100 - TOTAL RESOURCE INSIDE 0.05 g/t DOMAIN SHAPE
DOMAIN 100 - Au Grades @ 0.05 g/t Au Cutoff
DOMAIN 100 - Au Grades @0.10 g/t Au Cutoff
DOMAIN 100 - Au Grades @ 0.20 g/t Au Cutoff
0.60
0.50
0.40
0.30
0.20
0.10
-
NORTHING
9125550
9125600
9125700
9125750
9125800
9125850
9125900
9125950
9126000
9126050
9126100
9126150
9126200
9126250
9126300
9126350
9126400
9126450
9126500
9126550
AULUC
AUID
AUNN

Figure 14.9-2 Swath Plots – Gold Oxide Domain 100

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14.10	Reconciliation

Prior to this modelling exercise, a reconciliation of the January 2013 Resource Model to as mined data was completed. The total tonnage reconciliation is within 1% between the resource model and the as mined data and therefore this is a reliable comparison of data sets (Table 14.10-1). The major variances, on a monthly basis, in 2011 on total tonnage is probably a reflection of survey practice at that time.

Table 14.10-1 Reconciliation of Total Tonnage Trucked to Resource Model

		Ore Mined	Waste Mined	Total Mined	Resource Model	Variance
YEAR	Qtr	Tonnes (dT)	Tonnes (dT)	Tonnes (dT)	Dry Tonnes	%
2011	1	0	0	0	0	0%
2011	2	551,098	788,974	1,340,072	1,640,796	18%
2011	3	1,226,950	844,379	2,071,329	1,818,731	-14%
2011	4	1,885,704	2,549,018	4,434,722	3,940,726	-13%
2012	1	1,505,960	2,262,038	3,767,998	4,360,827	14%
2012	2	1,820,213	2,016,694	3,836,907	4,137,433	7%
2012	3	2,369,259	3,460,893	5,830,152	5,555,915	-5%
2012	4	2,571,532	5,213,822	7,785,354	8,415,529	7%
2013	1	2,393,789	5,995,026	8,388,815	7,987,699	-5%
2013	2	3,034,844	6,242,967	9,277,811	8,848,496	-5%
2013	3	4,996,298	5,595,440	10,591,738	10,331,225	-3%
2013	4	3,386,206	5,163,924	8,550,130	9,812,425	13%
TOTAL		25,741,853	40,133,174	65,875,028	66,849,802	1%

The reconciliation of the January 2013 Resource Model to as mined ore shows the higher grades (+8%) experienced over the life of the oxide project to date. This is interpreted to be due to the closely spaced blasthole drilling which defines the Tilsa Style high grade structures much better than the wider spaced resource drilling. Therefore composites within the 2014 resource model update have not been capped.

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Table 14.10-2 Reconciliation of As Mined Ore to Jan 2013 Resource Model

		As Mined (Dry Tonnes)			Resource (Jan2013)			Variance to Resource
YEAR	Months	Tonnes	Au (g/t)	Ozs	TONNES	AU	Ozs	TONNES	AU	Ozs
2011	1
2011	2	551,098	0.54	9,538	384,382	0.46	5,656	30%	15%	41%
2011	3	1,226,950	0.63	24,948	925,408	0.51	15,318	25%	19%	39%
2011	4	1,885,704	1.14	69,061	1,879,133	0.85	51,484	0%	25%	25%
Sub-Total 2011		3,663,751	0.88	103,548	3,188,922	0.71	72,458	13%	20%	30%
2012	1	1,505,960	1.23	59,445	1,582,166	1.13	57,268	-5%	8%	4%
2012	2	1,820,213	1.05	61,221	1,814,378	1.21	70,344	0%	-15%	-15%
2012	3	2,369,259	0.59	44,737	2,349,690	0.60	45,608	1%	-3%	-2%
2012	4	2,571,532	0.63	51,725	3,105,078	0.58	57,569	-21%	8%	-11%
Sub-Total 2012		8,266,965	0.82	217,128	8,851,312	0.81	230,789	-7%	1%	-6%
2013	1	2,393,789	0.51	39,507	2,411,096	0.50	39,033	-1%	2%	1%
2013	2	3,034,844	0.65	63,055	2,419,517	0.59	46,019	20%	8%	27%
2013	3	4,996,298	0.58	93,542	4,586,092	0.47	69,684	8%	19%	26%
2013	4	3,386,206	0.66	72,119	3,169,756	0.58	59,598	6%	12%	17%
Sub-Total 2013		13,811,137	0.60	268,223	12,586,461	0.53	214,334	9%	13%	20%
Grand Total		25,741,853	0.71	588,899	24,626,695	0.65	517,581	4%	8%	12%

14.11	Ancillary Fields

The Resource Model has been depleted to the December 31, 2013 topographic surface. The depletion process used has changed slightly from 2013 and includes using topographic surfaces from each quarter to remove any issues of dumps or leach pads creating excess tonnages in the resource model.

The bulk densities used in this Resource Model, as displayed in Table 14.11-1, have not changed from the 2013 resource model.

Table 14.11-1 Bulk Densities Used In Resource Model

Lithology	Oxidation	Bulk Density
Sandstone	Oxide	2.52
Sandstone	Sulphide	2.6
Siltstone	Oxide	2.52
Siltstone	Sulphide	2.6
Slate	Oxide	2.4
Slate	Sulphide	2.4
Shale-Coal	Oxide	1.8
Shale-Coal	Sulphide	1.8

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Lithology	Oxidation	Bulk Density
Intrusive	Oxide	2.32
Intrusive	Sulphide	2.49

14.12	Resource Classification

The resource estimate has been classified as Measured, Indicated, and Inferred Mineral Resources based on the confidence of the input data, geological interpretation, and grade estimation. This is summarized in Table 14.12-1 as confidence levels of key criteria. An example of the style of classification adopted is displayed in Figure 14.12-1.

Table 14.12-1 Confidence Levels of Key Criteria

Items	Discussion	Confidence
Drilling Techniques	RC and DC – Good quality with good sample return.	High
Logging	Standard nomenclature adopted.	Moderate
Drill Sample Recovery	Good for RC and all diamond core.	Moderate - High
Sub-sampling Techniques and Sample Preparation	2m samples are reliable to adequately represent both styles of mineralization.	High
Quality of Assay Data	Recent data is reliable, based on QAQC results and observed and documented practices. Historical data set is of lower confidence.	Moderate - High
Verification of Sampling and Assaying	Assessment of sampling has been completed on site. Reconciliations are positive on grade.	High
Location of Sampling Points	Survey of all collars conducted with DGPS by professional surveyors. Topographic surface is detailed. Downhole surveys of good quality; recent RC drilling has used a GYRO tool.	Moderate - High
Data Density and Distribution	Drilling on a notional 50m x 50m spacing consisting of RC and DC drilling to establish continuity. 25m x 25m spaced data included. Blastholes included for high grade gold oxide domains.	Moderate - High
Audits or Reviews	Logging and mapping checked on site.	Moderate - High
Database Integrity	Assay certificates checked.	High
Geological Interpretation	Mineralization interpretations are considered reliable.	High
Estimation and Modelling Techniques	Uniform Conditioning is considered industry standard for deposits similar to this. Ordinary Kriging is industry standard method for bulk low grade Cu deposits.	High
Cut-off Grades	Reasonable cut-off grades applied for the proposed mining method.	High
Mining Factors or Assumptions	Parent block size reflects SMU used at the mine.	High
Metallurgical Factors or Assumptions	Low Copper Oxide is leaching well. Oxide intrusive testwork is reliable. Sulphide metallurgy is reliable.	Moderate - High
Tonnage Factors (Insitu Bulk Densities)	Sufficient bulk density work for global averages.	Medium

The Resource Statement has been prepared and reported in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of February 2001 (the Instrument) and the classifications adopted by CIM Council in December 2005.

The resource classification is also consistent with the Australasian Code for the Reporting of Mineral Resources and Ore Reserves of December 2012 (the Code) as prepared by the Joint Ore Reserves Committee (JORC) of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia.

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In generalised terms, the majority of the 25m x 25m spaced drilling area has been classified as Measured Resource.

The majority of the 50m x 50m spaced drilling area has been classified as Indicated Resource. The Inferred Resource is typically projected down dip and along strike between 50 and 100m from the extremity of the drill data set.

Drilling in 2013 into the oxide domains has infilled gaps in the existing domains and has elevated Astrid to predominantly indicated status. The colluvium drilling is generally on 25m x25m spacing and is classified as indicated resource.

Figure 14.12-1 Cross Section – 9126600N –Resource Codes with Drillholes (+/- 25m Window)

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14.13	Mineral Resource

The Mineral Resource for the La Arena Project is tabulated in Table 14.13-1 to Table 14.13-4and includes the Mineral Reserve. The Resource is separated into the three clear mineralization styles of Oxide Resource being Sediments, Intrusive and Colluvium.

The Oxide Resource is reported within an optimized undiscounted cash flow pit shell using metal prices of $1,400 / oz for Au and updated cost parameters.

The cut-off grade is 0.07 g/t Au for the Au Oxide Resource. The major reason for the drop in cut-off grade from 2013 (0.10 g/t Au) is the change in power supply from diesel to grid power and resultant drop in power price, effective in late 2014. The oxide resource tonnage is highly sensitive to cut-off grade between 0.07 g/t and 0.10 g/t and a grade tonnage curve has been included to demonstrate this (Figure 14.13-1).

Oxide intrusive was not included in the 2013 tabulations as resource. The author is satisfied that the metallurgical test work completed in 2013 is sufficiently representative of the oxide intrusive to be reported as potential resource. There has been no upper limit of copper applied to the oxide resource as the high Cu material is in relatively small quantities and can be easily blended on the leach pad.

The Sulphide Resource remains the same as reported in January 2013, and the reader is referred to section 6.3, Historical Estimates, in this report.

Table 14.13-1 Mineral Resource – Oxide – Sediments (In Situ as at December 31st 2013)

(Within Optimized Pit Shell @ $1,400 Au price)

Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag(ppm)	Mo(ppm)	Au (‘000 oz)	Cu (‘000 lbs)
Measured	1.8	0.43	0.01	0.5	6	25	NA
Indicated	71.9	0.45	0.01	0.5	4.7	1,045	NA
Measured and Indicated	73.7	0.45	0.01	0.5	4.7	1,070	NA
Inferred	0.2	0.17	0.01	0.5	4.2	1	NA

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Table 14.13-2 Mineral Resource – Oxide – Intrusive (In Situ as at December 31st 2013)

(Within Optimized Pit Shell @ $1,400 Au price)

Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag(ppm)	Mo(ppm)	Au (‘000 oz)	Cu (‘000 lbs)
Measured	0.3	0.38	0.26	0.4	25.5	3	NA

Indicated	24.1	0.3	0.11	0.4	20.4	231	NA
Measured and Indicated	24.4	0.3	0.11	0.4	20.5	234	NA
Inferred	0.1	0.3	0.01	0.2	9.8	1	NA

Table 14.13-3 Mineral Resource – Oxide – Colluvium (In Situ as at December 31st 2013)

(Within Optimized Pit Shell @ $1,400 Au price)

Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag(ppm)	Mo(ppm)	Au (‘000 oz)	Cu (‘000 lbs)
Measured	0	0	0	0	0	0	NA

Indicated	2.2	0.34	0.01	0.2	4.4	24	NA
Measured and Indicated	2.2	0.34	0.01	0.2	4.4	24	NA

Table 14.13-4 Mineral Resource – Oxide Total (In Situ as at December 31st 2013)

(Within Optimized Pit Shell @ $1,400 Au price)

Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag(ppm)	Mo(ppm)	Au (‘000 oz)	Cu (‘000 lbs)
Measured	2	0.43	0.04	0.5	8.4	28	NA
Indicated	98.2	0.41	0.04	0.5	8.5	1,299	NA
Measured and Indicated	100.2	0.41	0.04	0.5	8.5	1,327	NA
Inferred	0.3	0.2	0.01	0.4	5.7	2

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Figure 14.13-1 Grade tonnage Curve – Oxide Resource

The author is satisfied on the basis of metallurgical test work, comparative nearby operations, and his own experience in a similar geological environment and mining operation that the inclusion of the Oxide Intrusive is a reliable addition to the Oxide Resource.

The author is also satisfied with the practicality of other inputs used to generate the pit shell within which the resource calculation has been completed.

The author is unaware of any factors including environmental, permitting, legal, title, taxation, socio-economic, marketing or political that may materially affect this resource statement.

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15	MINERAL RESERVE ESTIMATES

15.1	Introduction

There has been no update to the Cu-Au sulphide reserve at the effective date of this report. Detailed work for this project is currently in progress (Phase 2 Study).

For the Mineral Reserves estimates for the Cu-Au sulphide project, refer to Section 6.4.4 or the January 2013 Technical Report.

The Mineral Resources have been converted to Mineral Reserves based upon the following rules:

  Only Measured and Indicated Resources may be included

  Modifying factors of dilution and mining recovery are applied

  The Mineral Resource must be inside the pit limits

  The mine plan is economically acceptable and technically feasible

Each of these requirements was addressed in establishing the Mineral Reserves for the Oxide material. The Mineral Reserves statement has been prepared according to the Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM) standards. According to these standards, resource model blocks classified as measured and indicated are reported as proven and probable Mineral Reserves respectively. Owing to the above reporting standards, Inferred Resources cannot be included as Mineral Reserve.

15.2	Source and Types of Materials

The Mineral Reserves contained in this report fall within the following four locations as shown in Figure 15.2-1.

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WASTE DUMP 1
PLANT
PME
PLS
POLVORIN
PAD
PHASES 1, 2 & 3
PIPE
WAREHOUSE
ETHEL
PIT
ASTRID
DMO
NORTH
PIT
TANGO 11
PIT
TANGO 11
PAD
PHASE 4
CAMP
OFFICE
WORKSHOP
TANGO 6
WASTE DUMP
TEMPORARY
SOUTH
PIT
CALAORCO
PIT
HAUL ROAD
CALAORCO
PIT
WASTE DUMP 2

Figure 15.2-1 Site map of the deposits included

These locations are:

(1) Calaorco pit which is currently in production and represents the main source of material
(2) Tango 11, a south pushback of the existing Ethel pit
(3) The new North pit located east of Ethel pit
(4) The new South pit located east of the Calaorco pit

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The ore to be processed contained in the Oxide Mineral Reserve for these locations comprises the following two material types:

(1)

Sediments: Composed mainly of sandstone material; it is currently being processed with an average gold recovery of 85%. It represents the principal source of leachable oxide material in the Oxide Mineral Resources. It is located in the majority of the Calaorco Pit and in minor quantities at the Tango 11 Pit.

(2)

Intrusive: The oxide intrusive material represents a new material type added to the Mineral Reserves. According with Section 13, the material can be leached when blended with sandstone material in a ratio 1:2 with average metallurgical recovery of 82%. This material is located in the Calaorco pit, Tango 11 pit, North pit and South pit.

15.3	Assumptions and Parameters

Economic parameters and technical assumptions have been summarized in Table 15.3-1.

Table 15.3-1 Pit Optimization Parameters for Oxide Mineral Reserves

Pit Optimization Parameters for Oxide Mineral Reserves
Mining Parameters	Units	Value
Mining Dilution Factor	factor	1.05
Mining Recovery Factor	factor	0.98
Mining Cost Sediments (direct & indirect)	$/t	2.99
Mining Cost for Intrusive	$/t	3.14
Processing Parameters	Units	Value
Ore processing rate	Mtpa	13
Processing Cost Sediments	$/t	1.53
Processing Cost Intrusive	$/t	1.65
General & Administration Cost	$/t	1.69
Gold leaching recovery intrusive	%	82
Gold leaching recovery sediment	%	85
Economics Assumptions	Units	Value
Gold price	$/oz	1,200
Payable proportion of gold produced	%	99.9
Gold Sell Cost	$/oz	12.37
Royalties	%	1

The base mining cost of 2.99 $/t includes the indirect and direct cost related to the mining cycle plus the contractor’s fees. It was necessary to scale the mining cost up by 5% to take into account additional moisture for intrusive material found in the samples taken during the

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site visit. In order to improve the accuracy of the density and moisture content in the block model, further studies must be conducted on these matters.

The base processing cost for sediment was stated by Rio Alto to be 1.53 $/t which includes the cost of the plant operation, plant maintenance and power. The higher use of reagents in processing the intrusive oxide material increases the processing cost by 0.12 $/t. Oxide Intrusive material will be mined together with low grade sandstone, or blended on the pad in order to minimize ore rehandle. The processing cost for sediments is based on the ongoing processing operation. Projected consumption rate for the blend materials (Intrusive/Sediments) has been used to estimate Oxide Intrusive processing cost. The processing cost build-up has been revised and approved directly by Rio Alto.

The gold price used for all optimization studies was 1,200 $/oz. Discussion on gold price forecasts are presented in Section 19.

15.4	Pit optimization

The pit optimization was conducted using the Whittle® software package with updated economic parameters as of December 31st 2013. The optimized economic pit shells selected for the basis of open pit designs were created using this software. Whittle is a well known commercial product that uses various geologic, mining, and economic inputs to determine the pit shell of greatest net value.

Pit shell 36 at a revenue factor equal to 1.0 was selected as the final pit shell. Discounted pit value analysis is unlikely to impact on the selection of the final pit shell. The pit design corresponds closely to the pit shell at revenue factor 1.0. The open pit mine design is detailed in Section 16: Mining Methods.

15.5	Cut-off Grades

The cut-off grade was established to maximise the pit’s revenue. The estimation of Mineral Reserves was based only on Au grade. The cut-off grade used was derived from an existing reference equation listed below:

For determining the cut-off grade (COG) to apply to the mine design, only the costs of rehandling (if required), treatment and general and administration (G&A) are considered, because the mining costs apply to all material contained within the mine design. The resulting cut-off grades used to determine the Mineral Reserves are shown in Table 15.5-1.

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Table 15.5-1 Cut-off Grade Used to define Oxide Mineral Reserves

Cut-off Grade Used to define Oxide Mineral Reserves
Ore Type	COG (Au g/t)
Intrusive	0.1
Sediments	0.07

A sensitivity analysis conducted on the treatment cost for Oxide Intrusive has showed a stable COG estimates enable to support as high as 30% higher treatment cost without any significant effect on the Mineral Reserve.

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15.6	Gold Oxide Mineral Reserve Statement

The Oxide Mineral Reserves estimate for La Arena as of December 31st 2013 is shown in Table 15.6-1. The estimate is based upon the Mineral Resources reported in Section 14. The Mineral Reserves are reported as in-situ dry tonnes and includes 5% mining dilution and 98% mining recovery.

Table 15.6-1 Total Oxide Mineral Reserves – December 31st 2013

Classification	Material	Tonnes	Au	Cu	Ag	Au
	Type	(DMT)	g/t	%	g/t	(´000 oz)
Proven	Sediments	1.4	0.45	0.01	0.44	20
	Intrusive	0.2	0.38	0.26	0.34	3
Proven Stockpiled	LG stockpile	1.2	0.23	0.004	0.81	9
Total Proven	Total	2.8	0.35	0.03	0.59	32
Probable	Sediments	56.9	0.47	0.01	0.46	853
	Intrusive	16.5	0.32	0.14	0.37	172
Total Probable	Total	73.4	0.43	0.04	0.43	1,025
Proven and Probable	Sediments	58.2	0.47	0.01	0.48	873
	Intrusive	16.8	0.32	0.14	0.39	175
Proven Stockpile	LG stockpile	1.2	0.23	0	0.81	9
Total Proven and Probable	Total	76.2	0.43	0.04	0.47	1,056

Intrusive ore hosted within the Oxides cannot be separated as a different ore type for processing as it needs to be blended with Sediments. The projected gold recovery used for Mineral Reserve is directly linked to the proper material blend 2:1 as it was estimated in testworks.

The Mineral Reserve Statement contains the total minable reserve for the deposits described in Section 15.1. The Mineral Reserve passed an economic test conducted on the production schedule. The results of the economic analysis are shown in Section 22.

Colluvium was not included in Mineral Reserve due to financial and operational benefits of not moving the existing access road away from the deposits. The colluvium is a small shallow unconsolidated deposit immediately South-East of the main Calaorco Pit.

A very small portion of sandstone sulphide material (2.85 Mt) is contained within the Oxide Mineral Reserve. This material cannot be physically separate from Oxide and it presents similar leaching properties to that of the Oxide ore.

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16	MINING METHODS

Rio Alto Mining has been operating the La Arena Mine since March 2011. The Calaorco and Ethel pits have been the two open pit mines operated since mining commenced operation in March 2011. Conventional drill, blast, shovel and dump truck is the mining method used under an alliance style contract signed with a local contractor. Mining is carried out on two 12 hour shifts, 7 days per week basis.

Mine reconciliations for the La Arena Mine report positive values for all the quarterly reporting periods. During 2013, the gold production exceeded plan for the year due to better than expected ore grades of 0.59 g/t compared to planned grades of 0.54 g/t. Tonnes of ore mined exceeded plan by 8% as shown in Table 15.6-1.

Table 15.6-1 Actual vs Planned Production in 2013

Actual vs Planned Production in 2013
	Actual Tonnes	Au g/t	Planned Tonnes	Au g/t	Difference Tonnes	Au g/t
Ore mined	14,507,292	0.59	13,417,000	0.54	1,090,292	0.05
Waste mined	22,997,357		23,373,000		-375,643

16.1	Geotechnical

Rio Alto commissioned Piteau Engineering Latin America SAC (Piteau) to conduct a geotechnical study on the Oxide Gold Project. This study was completed in August 2012. The geotechnical parameters for mine design are presented in Table 16.1-1.

Table 16.1-1 Geotechnical Parameters for Design

Geotechnical Parameters for Designing
Design Parameter	Sandstone	Intrusive	Ethel (Tango 11)	North and South Pit
Bearing	140° to 300°	300° to 140°	90° to 270°	All
Face Angle	75.0°	60.0°	50.0°	60.0°
Catch Berm (m)	12.2 *	11.1 *	3.5	10
Bench Height (m)	16.0 *	16.0 *	8	8
Inter-ramp Angle IRA	44	38	38	29
Overall Pit Slope Angle	41	34	34	27.5

* At double-bench configuration

For pit optimization purposes, wall angles were assigned based on rock types using the overall pit angle. For the two smaller pits (North and South), shallower slope angles were

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used due to the less favourable geotechnical conditions.

Figure 16.1-1 outlines the geotechnical zones for the Calaorco pit.

Figure 16.1-1 Calaorco Final Pit and Geotechnical Zones by Rock Types

Geotechnical design assessment is ongoing by Piteau Engineering Latin America reviewed by George Orr Assoc. George Orr Assoc. also assesses current slope conditions for both Calaorco Pit and Ethel Pit twice per year. However, a geotechnical assessment will be conducted shortly on the Calaorco West Wall to confirm overall stability for this design. Any slope stability recommendation on the designs will be implemented immediately.

16.2	Hydrogeology and Hydrology

No further work has been completed since the work detailed in the Technical Report in January, 2013. The 300m deep Calaorco water bore is still operating and the pit has not yet encountered the water table.

16.3	Mine Design

The open pit designs are based upon an optimized pit shell followed by a detailed design and development of phase plans for each of the pits. Geotechnical parameters and pit slopes recommendation are outlined in Section 16.1.

The following design criteria were used for the Oxide Gold Project open pits:

  The designs have a minimum cutback width of 50 m.

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  24 m wide haul roads. 12 m single lane ramps with passing bays at berm levels on the last 3 benches.

  10% maximum haul road grade

  The Calaorco Pit is currently developing stage 2 and stage 3 of the previous pit design. The increment on the Mineral Reserve has added two additional cutbacks to the East and West of the previous pit design. Operational requirements for optimum ramp position and the pre-existing pit access were taken into consideration for the new pit expansions.

  The Tango 11 pit is a single pushback to the South from the existing Ethel Pit. There is a residual oxide resource under the Ethel Pit which has been sterilised by the leach Pad construction. This mineralised material has not been included in the reserve.

  The North and South Pits have been included within the Mineral Reserve due to presence of oxide intrusive material with economic gold grades. These pits are the principle source of the high copper grade oxide intrusive material.

Figure 16.3-1 shows the open pit layout for the Oxide Gold Project and the proposed waste dump footprints.

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N
NORTH PIT
TANGO 11
PIT
SOUTH PIT
CALAORCO
PIT
NORTH DUMP
SOUTH DUMP
RIOALTO
MINING LIMITED

Figure 16.3-1 Open Pit Designs and Waste Dump Footprint

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16.4	Mining

Mining extraction is by local mining and civil contractor (STRACON GyM) under an alliance style contract.

Material is drilled and blasted on 8 m high benches using 155 mm or 171 mm diameter blastholes and a moderate powder factor. Loading of ore and waste is with diesel powered backhoes, face shovels and excavators into 92 t payload rigid frame dump trucks. The ore is then hauled to the dump leach pad and waste is hauled to the waste dump.

Due to the lower permeability, Oxide intrusive material must be blended with sandstone before it can be processed. A sandstone/intrusive ratio of 2 parts sandstone to 1 part oxide intrusive was determined in order to process the blended material on the leach pads. No dedicated equipment has been allocated for blending as it is believed that adequate sandstone material will be available onsite to blend the materials during mining or once dumped on the leach pad.

An expansion study (Phase 4) of the existing Leach Pad facilities has been recently conducted by Anddes Asociados S.A.C. The study concludes that Phase 4 expansion will increase the total leach pad capacity to approximately 104.5 Mt. At the end of December 2013, around 22.3 million dry tonnes had been placed on the leach pad; therefore, around 80 Mt is the remaining leach pad capacity which is suitable for current Oxides Mineral Reserve.

16.5	Mine Production Schedule

The mine production schedule summary is shown in Table 16.5-1.

Table 16.5-1 Mine Production for the Oxide Gold Project

Mine Production for the Oxide Gold Project
Year	Ore (kt)	Waste (kt)	Total (kt)	Grade (Au g/t)	Gold (Ozt)
2014	17,518	15,513	33,030	0.448	252
2015	14,144	14,582	28,726	0.499	227
2016	11,806	8,537	20,343	0.513	195
2017	13,187	7,512	20,699	0.353	150
2018	10,478	9,971	20,450	0.413	139
2019	9,112	3,594	12,706	0.321	94
TOTAL	76,245	59,709	135,954	0.431	1,056

A 2% ore loss and a 5% dilution factor was applied to the in-situ material. The processing plant was upgraded in June 2013. Following this upgrade, the processing rate reported from

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July to December 2013 averaged 49,500 tpd (18.0 Mtpa). For that reason, year 2014 and 2015 have been scheduled using processing rates of 17.5 Mtpa and 14.1 Mtpa respectively. Year 2016 and 2017 have been scheduled at a nominal rate of 36,000 tpd (13.1 Mtpa). The processing rate ramps down on the last two years of the project, in 2018 and 2019. The last period of processing ore is August 2019.

Ore production has been scheduled based on Cu grade and rock type. High grade Cu material has Cu grade greater than 300 ppm. A bund has been designed in the pad to control leach solution flow. Also, minor modifications will be done to the ADR plant to enable two different barren solutions to be produced and pumped to the pad. When necessary the high copper material will be leached with a barren solution of higher cyanide concentration than the normal low grade copper material. The high grade copper material will be dumped on the high side of the pad bund and the percolating solution of higher cyanide concentration will flow through the blended material and along the toe of the bund into an independent absorption circuit. This high grade copper material is typically present above the proposed Cu-Au sulphide pits in the North and South Oxide pits. Development of these pits commences around the middle of year 2016 with ore production in 2017.

There is adequate sandstone material in the schedule to be mixed with Oxide Intrusive, at the time of mining and dumping on the pad. No extra cost has been allocated to rehandle material for blending purposes. However, in the actual operation, rehandle may be required at times to maintain a constant hour blend of 2 parts sandstone to 1 part oxide intrusive. If so, the rehandle costs is an additional 0.49 $/t.

16.6	Mining Equipment

A new fleet of drills, 170 t face shovels, 92 t payload trucks and associated load and haul support equipment has been purchased by the contractor for the gold oxide project and is currently on site and working. The equipment list is shown in Table 16.6-1.

Table 16.6-1 Mining Equipment

Mining Equipment
Mine Equipment	Quantity
170 t Face Shovel	4
92 t Payload trucks	30
Drills Fleet	3
Dozers (Track and Wheel)	4

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16.7	Sulphide Project

Work has been carried out in 2013 on a variety of sulphide mining options, mainly related to mine optimization, design and scheduling scenarios. Whilst some progress has been made, the results of the associated modifications are not yet final as the mine optimization is yet to be finalised.

The reader is referred to Sections 16.1.2 and 16.3.2 from the January 2013 Technical Report, and a summarized excerpt of that work is presented below:

Pit slope parameters have been recommended by Piteau, with an overall slope angle of 36.5o, 31o in carbonaceous shales. The equipment, design characteristics and mining operations of the Cu sulphide mine are planned to be very similar to the current Au oxide operation.

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17	RECOVERY METHODS

17.1	Processing Flow Sheet – Dump Leach

Gold is recovered at the La Arena project via dump leaching. In 2013 ore was mined from two pits; Calaorco and Ethel. Mined material is trucked to pads where it is dumped to form heaps. The heaps are irrigated with sodium cyanide solution. As the solution passes through the heaps gold is dissolved. Pregnant solution discharges from the heaps and flows into a pregnant (gold enriched) solution pond.

Solution is pumped from the pond to an adsorption, desorption and refining (ADR) circuit where gold is recovered onto activated carbon. The carbon is stripped of gold to form a solution and the gold is extracted by the process of electrowinning to form a precipitate. The precipitate is then dried and mercury evaporated off, mixed with fluxes and smelted to produce doré. The doré is weighed, sampled and shipped to a refinery. The refined gold is then sold.

Slag produced as part of the smelting process is crushed and any prills of gold are recovered and recycled for smelting. Stripped carbon is regenerated and recycled to the adsorption circuit. A flowsheet of the dump leaching operation is shown in Table 17.1-1.

Consumption of major reagents and consumables up to the end of December 2012 are presented in Table 17.1-1.

Table 17.1-1 Major Reagent and Consumables to December 31st 2012

Item	Unit	Consumption
Sodium Cyanide	kg/t ore	0.09
Lime	kg/t ore	0.7
Carbon	kg/t ore	0.03

Consumption of major reagents and consumables for appropriate blends of intrusive and sediment ore are found in Table 17.1-2 below.

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Table 17.1-2 Major Reagent and Consumables for a 2:1 Blend Sediment : Intrusive

Item	Unit	Consumption
Sodium Cyanide	kg/t ore	0.1#
Lime	kg/t ore	1.5
Carbon	kg/t ore	0.03*

# Sodium cyanide consumption is based on a concentration of 80 to 100 mg/L cyanide in leach solution
* Carbon consumption provided by Rio Alto.

17.2	Process Plant Requirements

17.2.1	Process

The mineralized material will be transported from the mine face to the leach pad using dump trucks. The lime will be measured out at the moment the material is unloaded whilst the irrigation pads are formed. Spray irrigation systems will be used (square 7 m by 7 m nets). The height of the construction for every level of mineral will be 8 m.

The Front-end engineering study considers irrigating the mineral for 60 days with an operational irrigation flow of 10 L/h/m2 and a design parameter of 11 L/h/m2. With these variables, the ADR Plant will be able to process solutions ranging from 355 m3/h to 390.5 m3/h, producing pregnant solutions with contents of gold ranging between 0.21 g/m3 and 0.23 g/m3.

The pregnant solution coming from the mineralized material dumped on the new 4A pad will proceed to a sedimentation pond that extracts the sand and fine grained materials, and from this point, to the storage pregnant tank. From this tank, the solution will be transported through pipes and by the effect of gravity to the adsorption circuit of the ADR Plant.

Alternatively, it will be diverted to the PLS pool, which will be done when the Cu concentration levels reach higher than 200 ppm in order to perform a dilution of the copper concentration. Once this dilution has been done, the solution will be pumped to the carbon tanks.

17.2.2	Process plant

For the treatment of the pregnant solution in the ADR Plant, two of the five adsorption circuits in existence are available for use. Each circuit consists of six tanks of 4 t activated carbon capacity with a 390.5 m3/h treatment capacity.

At the beginning of the operation, one adsorption circuit will be used through which a flow of 390.5m3/h will be handled. If it is necessary to increase the flow during the operation, the second adsorption circuit will be used which will be implemented for that purpose.

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The carbon from the adsorption tanks containing 3 kg Au/t will be taken to the desorption plant where the Au will be extracted from the carbon by making a sodium hydroxide and sodium cyanide solution. This will then be re-circulated to obtain an Au and Ag concentrated solution. It will then be recovered through electrowinning to obtain a precipitate that will be recovered in the press filters, which will then go through the melting stage to obtain the doré bars.

The barren solution that flows from the adsorption circuit exit will go through some stationary meshes in existence to collect any carbon. This solution will be stored in the circular barren tanks in existence, where the strength of the sodium cyanide will be readjusted, anti-scaling will be added, and the pH will be controlled. Then, using the barren pumps and new pipes in existence, it will be driven to the leach pad to irrigate the mineralized material (blending). This way, a closed circuit will be made.

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Figure 17.2-1 Dump Leach Flow Sheet

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17.3	Sulphide Project Processing

Work has been carried out in 2013 on a variety of sulphide processing options, mainly related to mine optimization, design and scheduling scenarios. Whilst some progress has been made, the results of the associated modifications are not yet final as the mine optimization is yet to be finalised.

The reader is referred to Sections 17.2, 17.3 and 17.4 from the January 2013 Technical Report, and a summarized excerpt of that work is presented below:

“The proposed process flowsheet for treating sulphide material considers ore is transported from the mine in 92 t capacity dump trucks. The ore will be either direct dumped into the crushing plant ROM dump hopper or onto the ROM pad for blending. Blended ore will be fed into the ROM dump hopper by a front end loader. Material greater than 900 mm will be screened from the plant feed via a stationary grizzly over the ROM dump hopper. The plus 900 mm material will be subsequently broken down using a rock breaker.

From the ROM dump hopper, ore passes over a vibrating grizzly feeder to remove minus 150 mm material. Oversize passes through a jaw crusher where it is reduced to a nominal P80 = 150 mm. The two products will discharge onto a conveyor and be transported to the crushed ore stockpile. Any metal in the ore is to be removed/detected via a magnet and metal detector located on the stockpile feed conveyor.

The crushing plant is designed at a throughput of 884 tph at an availability of 85%. The crushed ore stockpile will have a live capacity of approximately 23,000 t. Ore is reclaimed from the stockpile via apron feeders (2 operating, 1 standby) at a rate of 830 tph and fed to the grinding circuit. The feed rate to the grinding circuit will be controlled by a weightometer located on the SAG mill feed conveyor.

The grinding and classification circuit comprises of a SAG mill, ball mill and cyclones. Ore from the crusher stockpile is fed to the SAG mill and ground to a P80 of approximately 865 µm. SAG mill discharge passes over a screen. Screen oversize is fed onto a conveyor and transferred to a stockpile. The stockpile material is reclaimed via a front end loader and trucked to the ROM pad where it is blended into the crushing plant feed. Screen undersize discharges to a cyclone feed sump where it combines with the ball mill discharge and lime addition. The combined slurry is pumped to the cyclone cluster via cyclone feed pumps (1 operating, 1 standby) for classification. The cyclone overflow passes through a screen to remove trash and is then transferred to the flotation circuit. The cyclone underflow recirculates to the ball mill. The recirculating load is approximately 250% of the grinding circuit feed rate. The grinding and classification circuit operates at a design throughput of 830 tph at 92% availability.

Slurry from the primary grind cyclone overflow is transferred to the rougher flotation conditioning tank where it is agitated and conditioned before it flows by gravity to the flotation circuit. The flotation, regrind and filtration circuit comprises of rougher flotation, rougher/cleaner flotation,

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rougher cleaner thickening, regrind, regrind cyclone classification, cleaner flotation, concentrate thickening and concentrate filtering.

Rougher flotation concentrate is pumped to the rougher/cleaner flotation cells. The tails is transferred to the tails sump. Concentrate from the rougher/cleaner flotation cells is pumped to the rougher/cleaner thickener where it is thickened to 60% wt. solid. Thickener underflow is combined with the regrind mill discharge and pumped to the regrind cyclone cluster. Cyclone overflow (P80 of approximately 30 µm) is transferred to the cleaning circuit while underflow is recirculated to the regrind mill; recirculating load is approximately 200%. Tails from the rougher/cleaner flotation cell is combined with the rougher tails and pumped to the tailings storage facility.

The cleaning circuit consists of three stages. A cleaner scavenger is included with the first cleaning stage. Slurry enters cleaner no. 1 flotation cells. Cleaner no. 1 concentrate is pumped to cleaner no. 2 while the tails flow to the cleaner no. 1 scavenger cell. Cleaner no. 1 scavenger concentrate is recirculated to the cleaner flotation conditioning tank and the tails is pumped to the tails sump. Concentrate from cleaner no. 2 cells is pumped to cleaner no. 3 while the tails is sent to the cleaner tails sump. Cleaner no. 3 concentrate is pumped to a copper concentrate thickener where the slurry is thickened to 60% wt. solid before it is pumped to the copper concentrate surge tank. Tails from cleaner no. 3 flotation cell is sent to the cleaner tails sump where it is pumped to the cleaner flotation conditioning tank.

From the copper concentrate surge tank, slurry is pumped to a filter press where the water content is reduced to target moisture of 8%. Concentrate filtering is performed on a batch basis. Filtered concentrate is discharged on to a conveyor and transferred to the storage area. Filtrate from the filter press is recirculated to the copper concentrate thickener.

MIBC and 3418A reagents are added to the rougher, rougher/cleaner, cleaner no. 1, cleaner no. 1 scavenger, cleaner no. 2 and cleaner no. 3 flotation cells. Flocculant is added to the rougher/cleaner and copper concentrate thickeners. Lime and sodium cyanide are added to the regrind mill discharge sump.

Filtered concentrate is loaded with a front end loader and trucked to a port for shipment to smelters overseas.”

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18	PROJECT INFRASTRUCTURE

As described in Section 5.5 infrastructure for the existing Oxide Gold Leach Project includes 1 open pit, 2 waste dumps, 1 fully lined leach pad, 1 pregnant liquor solution pond, 1 major events pond (storm water catchment), ADR processing plant and sundry facilities as shown on the site plan in Figure 18.2-1. Access to all these facilities is on dual lane gravel roads.

18.1	Roads

Access to site is from Trujillo on a national highway that is dual carriage bitumen. There are no tunnels on this route however there are 5 small bridges. Typical weight restriction on these bridges is 45 t unless specific reinforcement is designed and installed. This is the same route used to construct the Lagunas Norte project for Barrick. The La Arena site can also be accessed from Cajamarca on a bitumen and gravel dual carriageway highway.

All construction and operating supplies and materials for the Gold Oxide Project have been transported from the coast via Trujillo to site by truck.

A road diverstion has been planned to prevent the public from passing the mining area and to open up options for waste dumps and other potential mine infrastructure for the future operations. The Colluvium resource will also be available to be mined once the road has been diverted.

18.2	Accommodation

Existing accommodation has been constructed out of prefabricated pressed tin and foam sandwich panels. Materials and construction are suitable for the climatic conditions experienced on site. Individual rooms are set up for two people and are inter-joined by shower and toilet facilities shared between 4 people. Messing is provided in one location with an industrial kitchen capable of producing over 2,500 meals per day. Industrial laundry facilities are also installed with capacity to support a 600-person camp.

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N
WASTE DUMP #1
PLANT SITE
PLS POND
FINAL LEACH PAD
ETHEL PIT
NORTH PIT
CALAORCO PIT
TANGO 11 PIT
SOUTH PIT
CALAORCO PIT
WASTE DUMP #2 NORTH
LT - 22.9 Kv
ROAD DIVERSION
WASTE DUMP #2 SOUTH
SE - LA RAMADA
RIO ALTO
MINING LIMITED

Figure 18.2-1 La Arena Project Site Layout

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18.3	Offices, Workshops and Storage

The main offices and satellite office buildings have been constructed from the same material as the accommodation buildings. The workshop and warehouse are steel framed structures with a sheet metal roofs. Offices inside the workshop and warehouse are constructed out of the same pressed tin foam sandwich panels as the accommodation blocks. All buildings have been designed with all appropriate storage, containment, drainage controls and are engineered for the storm and wind conditions prevailing on site. If required these buildings can be relocated according to the expanding project requirements.

18.4	Laboratories

Two laboratories are operational at site; an assay/analytical laboratory and a metallurgical laboratory. The assay laboratory is analysing all process plant and run of mine samples. The metallurgical laboratory is designed to support the Gold Oxide Project.

18.5	Fuel and Lubrication

Current operations are supported by a fuel facility with capacity of 120,000 US gallons (454.2 kl) located near the workshop and warehouse facilities. A major Peruvian fuel supplier, Primax, has been contracted to supply fuel for the Gold Oxide Project and to manage the distribution of fuel from the site fuel facility. The fuel farm is built with sufficient spill (contingency) containment for 100% of the total tank capacity. Delivery of fuel is from the port of Salaverry in 9,000 gallon tanker trucks.

All lubricants are currently supplied under contract by Mobil. Delivery is by 44 gallon drums warehoused on site in purpose built containment yards.

18.6	Power Supply

The current site power supply for the Gold Oxide Project is from a power house installed at the ADR Plant site. Power is currently generated by 2 x 1.8 MW generators with 1 additional generator on standby. In August 2014 power will be supplied formthe national grid, and the 3 generators will become standby power supply. Power is distributed by an internal power distribution network supplying 22.9 kV to all facilities. Step down transformers are positioned at each significant installation including the PLS Pond, the offices, the workshop and the warehouse.

A high tension 220 kVA power line passes approximately 3 km west of the La Arena Project. This is a principal feeder of the national grid of Peru. La Arena has purchased land to build a substation near this power line. The engineering study is complete and construction of this

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is advanced. Contract negotiations to purchase power off the main grid are also well advanced. It is envisaged that the Gold Oxide mine will be running off mains power by August 2014.

The estimated power demand for the Gold Oxide project will not exceed 5 MW for a 36,000 tpd plant.

18.7	Water Supply

Water supply to the current operation is pumped from a fresh water bore located approximately 1 km from the office and camp buildings. The bore is 80 m deep with the pump currently positioned 50 m down the well. This supply is capable of a continuous flow of 5 l/s. A 150 mm (6”) HDPE pipe line is installed from the bore to a 80 m3 holding tank positioned 200 m from the office buildings. From this tank water is distributed to the processing plant, workshop, offices, camp, and kitchen via a potable water filtration system. The water quality is good and the pH is neutral.

The water demand for the La Arena sulphide project will include water for drinking, sanitation, make-up water for mineral processing, and water for dust control on roads. The total demand is expected to be about 50 l/s. Most of this water will be used for mineral processing, mainly in the crusher and concentrator.

Potential groundwater supplies are abundant. Both the unconsolidated alluvium near the Yamobamba River and the fractured sandstone of the Chimu formation have favourable aquifer characteristics. Water for the existing oxide phase operations is withdrawn from a water supply well in the alluvium and additional test wells have been constructed in both the sandstone and the alluvium. Results show that potential yields range from 5 to 20 l/s.

18.8	Explosives

A Peruvian explosive company Famesa is contracted to supply explosives to site for the Gold Oxide Project. Famesa fabricates blasting accessories and provides a down-the-hole charging and a technical analysis and monitoring service. The blasting products are trucked to site from Trujillo.

A high explosives storage magazine has been constructed near waste dump #1. Detonators, fuses and detonating cord are stored in a bund protected 20’ container; boosters are stored in a separate bund protected 20’ container. Bulk emulsion is stored in 5 elevated silos each with a capacity of 60 t and positioned approximately 70 m from the class 1 explosives. Near the silos is a pad for storage of bulk ammonium nitrate.

The blasting agents are transported to the pit and pumped down the hole by a purpose built blasting truck The blasting truck can produce and deliver down-the-hole three different blasting products; ANFO, Heavy ANFO or gassed emulsion.

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18.9	Leach Pad Design

The design of the leach pad is based on conventional pad technology modified to accommodate the mountainous terrain as is common in Peru. The first two phases of the pad have been built, commissioned and are in operation. Part of Phase 3 is under construction and part is under leach. Phase 1 was designed by Ausenco Vector (Lima, Peru). Phases 2 and 3 were designed by AMEC (Lima, Peru). Two reviews of the design and construction were performed by RRD International (Reno, Nevada). Anddes (Lima, Peru) performed an optimization and conceptual design of Phase 4, a revised seismic risk analysis of the Phase 4 and ultimate heap, and will be performing the detailed design in 2014.

The design of Phase 4 will include removal of unsuitable material, earth moving to create the required grades, installation of the subsurface drainage system (“subdrains”), construction of the compacted clay underliner, installation of the geomembrane liner, and installation of the overliner gravel and drainage piping system. Construction will start mid 2014 and the leach pad will be commissioned for operations in 2015.

Phases 1 through 3 have a total capacity of 56.9 Mt of ore with a footprint area of 59.4 ha. Phase 4 will provide an additional 47.6 Mt of capacity with a footprint of 48.4 ha. Phase 4 will be the ultimate phase given the current resource and the ultimate leach pad will provide storage for 104.5 Mt of ore with a total footprint of 107.8 ha. Figure 18.9-1 shows the general arrangement of the leach pad though Phase 4. Figure 18.9-2 shows the ultimate heap in both plan view and cross sections.

Figure 18.9-1 Leach Pad Phase 4 Pad Layout

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Figure 18.9-2 Leach Pad Phase 4 with Sections

18.9.1	Separation of solution from the high Cu material

As the mine expands and deepens there will be production of ore with sufficient copper to warrant separation from the balance of the ore. This will be accomplished by installing a separate PLS collection system, isolated from the lower portions of Phase 4 and Phases 1, 2 & 3 by a separation berm (the blue line in Figure 18.9-1). This berm will allow the collection system to direct the high copper tenor solutions to the west side of the Phase 4 pad and thus not be comingled with the other PLS.

18.9.2	Drainage and geomembrane liner system

The leach pad subdrain system for Phase 4 will be similar to that used for Phases 1 through 3. These consist of a network of perforated, corrugated double-wall HDPE pipes in 100 to 450 mm diameter. These pipes will be installed in trenches and then backfilled with drainage gravel. The subdrain system has been designed to collect the subsurface seepage and direct that away from the containment system. These drains serve the dual purpose of early detection of any leakage through the pad liner system. In the lower portions of Phase 4 these drains will be connected to those from Phase 3. In the balance of Phase 4 they will be directed to the west edge of the pad where flow will be collected in a small, lined pond. This will allow monitoring of water quality before either discharging the flow to the environment or directing to the process circuit.

The geomembrane liner of the leach pad will consist of 2.0 mm thick LLDPE, textured on the bottom side only. The geomembrane will be installed over a 300 mm thick compacted clay

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liner (CCL). The clay for construction of the CCL will principally be borrowed from locally identified sources (both within and nearby the construction area). Some material may be imported from other sources if needed. Geosynthetic clay liners (GCL) may be used to replace some of the CCL to speed construction especially in steeper areas.

18.9.3	Pregnant Solution Collection System

The PLS will be collected over the geomembrane liner by an overliner collection system. The overliner system will consist of a 500 mm thick gravel layer, except on steeper slopes where it will be either omitted or replaced with a geosynthetic drainage material. This gravel will be principally low grade ore from the Calorco pit. Within the overliner gravel will be a network of perforated, corrugated double-wall HDPE pipes of 100 to 450 mm diameter. Phase 4 heap will be divided into areas called 4A and 4B. Phase 4A will consist of most of the new pad area (above Phase 3) while Phase 4B will be the lowest portion of the new pad plus new ore placed over the previous phases. Drainage from the 4A area will flow along the central berm and exit the pad to 4 sediment ponds before being routed to the process plant. The drainage from 4B will be connected to Phase 3 and those solutions will comingle.

18.9.4	Operational requirements

The Phase 4 leach pad will extend to the south to the existing Phase 3 area (which is currently under simultaneous construction and operations). A section of the Phase 4 pad will be built over the Tango 11 push back, in the Tajo Ethel area. This will require scheduling of the push back sufficiently in advance of the completion of Phase 4 to allow the requisite ground preparation (slope contouring, some structural fill, and so forth).

There are no other special operating requirements for the expanded leach pad. As the pad grows larger the task of coordinating available ore stacking area with the mine production schedule becomes easier, and with Pad 4 there will be sufficient stacking area for any foreseeable mining plan until the end of the mine life.

18.9.5	Geotechnical Investigation

Each phase of the leach pad has been investigated for geotechnical properties both during design and while under construction. The characterization of the Phase 4 area and the borrow materials to be used in its construction (Anddes) were based on an investigation of those areas, the characterization of and the lessons learned from Phases 1, 2 and 3. Phases 3 and 4 have additional complications due to the presence of old waste dump slopes, rock quarries, haul roads, and some areas with organic matter.

18.9.6	Heap Stability

As part of the conceptual design of Phase 4, Anddes reviewed the seismic risk analysis report prepared by Golder Associates in order to define the design basis earthquake and it’s corresponding peak ground acceleration (PGA). The risk assessment considered both probabilistic and deterministic methods. The resulting PGAs are summarized in Table 18.9-1.

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It is most common to use the 475-year return interval PGA for heap analysis during the operating life of the facility. This return interval equates to a 10% risk of exceedence in a 50-year period. The maximum credible event (MCE) is the largest seismic event that can be reasonably expected given the regional geology and tectonic setting. That event was evaluated from the deterministic analysis. The MCE ranges from 0.38g for top of bedrock to 0.42g for top of soil profiles.

The leach pad, and thereby the heap, will be founded on a combination of rock (in some areas) and stiff soil (in others). Thus, the mid-range attenuation law has been selected and the resulting PGA is 0.35g. For the purposes of pseudo-static analyses it is generally accepted (see US Army Corps of Engineers and other studies) that 50% of the maximum acceleration can be safely used in the analysis; thus 0.18g has been used for the pseudo-static analyses and 0.35g for the displacement analyses. Anddes found that acceptably high static factors of safety against slope instability and acceptable low displacements during earthquake events can be achieved with normal design considerations.

Table 18.9-1 Peak Ground Accelerations from Seismic Risk Analysis

Attenuation Law	IBC Site Classification (2006)	PGA (amax) for Return Interval (years)
		100	200	475	975	2500	MCE
Youngs et al Sadigh et al (rock surface)	B	0.14	0.19	0.26	0.32	0.43	0.38 (rock) 0.42 (soil)
Cismid+Sadigh et al (rock surface)	C	0.17	0.24	0.35	0.47	0.66
Youngs et al Sadigh et al (soil surface)	C-D	0.25	0.33	0.44	0.55	0.73

Notes:
Return intervals are taken from the probabilistic analyses
MCE = maximum credible earthquake from the deterministic analysis

18.9.7	Access Road and Perimeter Diversion Channel

The design of all phases of the leach pad include a 6 m wide all-season perimeter access road, except in a few areas were the terrain does not allow it’s construction. A perimeter berm will be constructed where a road cannot be installed. The road will be used during construction for access of heavy equipment and deployment of the geomembrane (and, if used, GCL) rolls, and during operation for routine access to the heap and the exposed areas of the leach pad. The access road will include a diversion ditch along its outboard side, and the road will be cantered towards that ditch. This ditch will collect surface water from the constructed slopes, road surface, and catchment basin outside the leach pad area and divert that flow away from the process containment. The diversion ditch and it’s outflows will be armored with rock and/or concrete where needed to protect against erosion.

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18.9.8	Reports relied upon for the preparation of this section

The following reports were relied upon in the preparation of Section 18.10: Anddes (Nov 2013 & Dic 2013), AMEC (2013, Aug 2011 & Enero 2011), Ausenco Vector (Nov 2010 & 2011), Coffey (28 Oct 2010), Golder (Sept 2011 & 2010), RRD (4 June 2012 & 11 July 2013), Techologia (Sept 2009), Vector (May 2010, Aug 2010, Abril 2011a & Abril 2011b).

18.10	Tailings Storage

Work has been carried out in 2013 on a variety of tailings storage facility (TSF) modifications. Whilst some progress has been made, the results of the mine design and associated tailings storage modifications are not yet final.

The reader is referred to Section 18.9 of the January 2013 Technical Report for a summary of past work, an excerpt of which is presented below:

Golder Associates Peru S.A. (Golder) completed a PFS level study into the design, operation and costs for a TSF site to the south of the La Arena pit and infrastructure.

Golder believe up to 290 Mt of thickened tailings can be deposited at this site over a 26 year mine life at a processing plant throughput rate of 18,000 – 36,000 tpd.

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19	MARKET STUDIES AND CONTRACTS

19.1	Gold Sales

RIO´s La Arena gold oxide mine produces gold in the form of doré bars. The doré bar historical weighted average gold grade has been 82% and has ranged between 72% and 88%. The historical weighted average silver grade has been 6% with the remaining 12% grade of doré bars consisting mostly of iron and copper.

The weight of the doré bar combined with the assay values (site assay and as well as from an independent laboratory for the purpose of comparing them to the refiner assays) allows the calculation of gold and silver contents and thus the overall value of each shipment.

Rio Alto refines its dore bars at Metalor Technologies S.A., (Metalor) refinery in Marin, Switzerland.

In order to accelerate the gold sales process, once doré bars are delivered to Metalor’s vault in Lima, Metalor credits 95% of the estimated gold content in the La Arena gold bars to the account of Rio Alto.

Once final doré bar assays have been agreed upon between Rio Alto and Metalor, the remaining gold and silver contents are credited to the account of Rio Alto.

Typical shipping and refining costs are approximately US$ 5.21 per ounce of gold refined, based on a monthly production of 17,000 ounces of gold contained in doré and a gold price of US$1,300 per ounce.

19.2	Gold Market

The information in Section 19.2 was taken from the Andes Mining Research S.A.C Report on RIO Gold Dore Marketing and Gold Market (March 2014).

2013 was a negative year for gold, with the price of the metal falling almost thirty per cent in Dollar terms with similar declines in most other currencies. Improving economic conditions in North America raised the promise/threat of the Federal Reserve bringing forward the end of its quantitative easing (QE) program. The US Dollar strengthened, bond yields climbed, equities performed well and fear of financial meltdown diminished. With no prospect of higher inflation evident in the short term, gold was sold off by Western investors.

Asian consumers were much friendlier to gold with Chinese buying rising to record levels. Indian and Vietnamese consumers also bought large amounts of gold when they were able to import it without heavy import duties in the first half of 2013. Thereafter government intervention cooled purchasing in both countries during the second half of the year.

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Looking into 2014, we expect a continued economic recovery, led by the USA. Bond yields are likely to rise, making low or zero-yielding assets such as commodities relatively unattractive. However, we do not expect bond yields to rise very quickly or high even as the tapering of QE takes place. Equities may perform well but there is growing sentiment that some equities may be over-priced; if equities appreciate more slowly, Western investors may continue to hold or re-invest in gold. Additionally, we note that gold ETF holdings and futures and options positions are lower than they were at the start of 2013; with less metal to sell, there should be less selling pressure from these investors.

There is a possibility that gold will come back into fashion. Many developed economies are walking a fine line between QE-driven inflationary pressures and deflation caused by weak commodity prices and widespread underemployment. If inflation moves either sharply higher or lower, gold buying could strengthen.

Year-on-year comparisons of Asian gold buying are likely to be poor in H1 and better in H2. We expect Chinese demand for gold to be strong once again but it will be difficult for the market to outperform 2013’s remarkable performance. Indian buying was strong in H1 2013 and will be weaker year-on-year in the first six months of this year. However, there are some signs that import controls on gold may be relaxed, something that would be moderately positive for the gold price.

Overall, we believe that selling pressures on gold should be less in 2014 than 2013. Our expectation for 2014 is for gold to trade in a range between $1,085 and $1,400, averaging $1,280 per oz.

The risk to this expectation leans towards higher prices as exogenous risks will likely favor gold, and they range from a disorderly unwinding of the Chinese credit bubble, to deflation in Europe, to the pricking of the equity bubble in the US, and geopolitical events.

19.3	Copper Supply and Demand

Information on the demand and supply of copper is extensive but this section has not been updated since the 2013 Technical Report. The following is from www.fastmarkets.com website:

Copper is used extensively in everyday products, brings electricity into the home from the power station and takes electricity to all the mains-fed electronics and appliances we use in the house, office and vehicles.

With annual consumption at around 20 Mt, it is most-used base metal after aluminium. Copper faces competition from aluminium and fibre optics in wire and cable applications and from aluminium in heat exchangers.

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Around 18% of annual copper supply comes from recycled material, which is referred to as secondary copper.

Copper has a wide range of attributes which is why it has so many applications today. It was found to be a very efficient conductor of electricity and heat as well as being flexible, strong, durable and resistant to corrosion. As such, it has been key to many of man’s technological advances, the two biggest being telegraphic communications and electricity.

China has the greatest demand for copper and with China, India and many other developing countries starting to industrialise and urbanise, demand is likely to grow.

The price of copper has also been somewhat volatile in recent times. Rio Alto has chosen $3.50 / lb to constrain Mineral Resources and $3.00 / lb for estimation of the Cu-Au Mineral Reserves. The copper price remained above $3.00 / lb throughout 2013.

As the planned copper concentrate assay for La Arena is clean and desirable, Lascaux Advisors believe Rio Alto should have no problem in selling their production. The estimated annual production from La Arena will not significantly change the balance of the global custom copper concentrate market, but it will be very useful for a smelter to secure this supply in order to increase their capacity utilization.

19.4	Contracts

The mining contract includes the provision of all consumables such as fuel, explosives and mining equipment spare parts.

Rio Alto entered into a gold prepayment agreement under which it received advance sales proceeds of $50 M. To settle its sales obligation the Company is required to deliver 61,312 notional ounces of gold over a 40-month period. The number of ounces of gold to be delivered falls within a range and varies as the price of gold varies; such that if the price of gold exceeds $1,450 per ounce on the declared delivery date the monthly delivery requirement would be 85% of the notional monthly delivery requirement. Conversely, if the price of gold was less than $950 per ounce, on the declared delivery date, the monthly delivery requirement would be 115% of the notional monthly delivery requirement.

At December 31st 2013 Rio Alto had partially satisfied the delivery requirements with the delivery of 47,727 notional ounces of gold leaving a total 13,585 notional ounces of gold to be delivered.

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20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Tecnología XXI S.A. was hired by Rio Alto to complete the Environmental Impact Assessment (EIA) for the gold oxides feasibility study. The EIA was approved on 20 July 2010. La Arena is performing activities to assure the commitments and recommendations of the EIA are followed, including environmental monitoring and social management plan programs.

Currently the La Arena Gold Oxide mine is working at full capacity with the recent approval of the production permit for 35,990 tpd.

The environmental assessment for the copper-gold sulphide project was initiated in the last quarter of 2012 and was presented to the Ministry of Energy and Mines in June 2013. This study was approved on December 27th, 2013. The layout for this permit will not affect areas outside the initial EIA and according to the current regulations was treated as a modification. New environmental commitments were performed in water quality monitoring stations, air and noise quality and social management programs. All new commitments result from a compilation and update of all plans and programs currently ongoing at the operation.

La Arena signed a general agreement in December 2009 with the La Arena community (APEULA) that includes the relocation of the school, a new town and other social support programs. The obligations committed to by this agreement are ongoing.

20.1	Environmental

The main environmental issues that may be considered intermediate risks are:

  The long term management of fresh water supply especially in the dry season.

  New areas that will be significantly impacted by the disposal of both tailings and waste generated by the sulphides operation that could require environmental and social compensation measures.

  For the future sulphide project the time it takes to obtain licenses and permits from regulators.

  The long term management plan for acid rock drainage (ARD) for the sulphides in waste dumps and tailings and water quality.

  Possible compensation for wetland areas that would be impacted by tailings and waste dump disposal areas.

  The costs associated with the closure of the mine.

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These risks can be mitigated by setting sound social and environmental policies together with professional management programs.

20.2	Social

The main social aspects that can be considered as intermediate risks are:

  The need for ongoing relocation and acquisition of surface land from individual owners for the expansion of the sulphide project.

  The existence of mining operations located in the vicinity of the Project whose community management methods may affect the surface land acquisition as well as how communities will perceive the project in relation to social and environmental demands.

  The expectations that the project development will generate within the population living in or near the project, including local suppliers and potential contractors for the construction and operation.

  New regulations to be put in place that can affect the project.

  Actual adverse social-political situation against mining activities elsewhere in Peru.

20.3	Mine Closure

The current Mine Closure Plan was approved by The Ministry of Energy and Mines (MINEM) through R.D, 394-2013-MEM-AAM (October 22, 2013).

SVS Ingenieros was hired in order to prepare the modification of the Mine Closure Plan to include the changes of the Modification Environmental Assessment for the copper-gold sulphide project.

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21	CAPITAL AND OPERATING COSTS

21.1	Capital Costs – Oxide Project

The Gold Oxides Dump Leach operation has been in commercial production since January 2012. The capital costs (Capex) for the Oxide Gold Project are developed and revised on an annual basis as part of the budget cycle. The capital costs include ongoing sustaining capital for the mine and heap leach operations as well as capital for the expansion of some of these facilities. The capital cost estimates exclude financial charges, working capital, taxes, sunk costs or future expansions.

Capex has been estimated by Rio Alto based on current operations. Rio Alto takes responsibility for the Capital issued in this report.

The total Capex estimates are detailed in Table 21.1-1.

Table 21.1-1 Capex Additions for Oxide Gold Project (‘000 US dollars)

Capex Additions for Oxide Gold Project (‘000 US dollars)
	2014	2015	2016	2017	2018	2019	Total
Pad Construction	11,440	12,210	12,210	-	-	-	35,860
Plant Capex	2,250	-	-	2,000	-	-	-
Other Capex	15,806	-	-	-	-	-	15,806
Capex Additions	29,496	12,210	12,210	2,000	-	-	55,916
Remediation	1,500	1,500	1,500	1,500	1,500	1,500	9,000
Total Capex	30,996	13,710	13,710	3,500	1,500	1,500	60,666

21.2	Operating Costs – Oxide Project

Operating costs are tracked and well understood. The mine is operated through a local contractor under an alliance contract. The agreement provides the contractor the rights to operate and manage most of the mining activities from surveying to earthmoving work. At the end of each month, Rio Alto reimburses the contractor for their costs plus a pre-established management fee (contractor’s fee) which is treated like interest on principal. The equipment is effectively financed through the contractor. Contractor reimbursable expenditures are mostly limited to equipment rental and spare parts.

The mine contractor operates a fleet which comprises approximately thirty 92t trucks, four 170 t shovels, 3 blast hole drilling rigs and various support equipment for road maintenance, personnel movement and miscellaneous services.

Diesel is used to operate the mining fleet, support vehicles and electrical generators. Processing costs predominantly include materials (reagents), diesel generated electrical power and labour.

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Table 21.2-1 Operating Cost as at January 2014

Operating Cost as at January 2014	(US$/t mined)
Direct Cost
Ore	0.77
Waste	0.82
Other Direct Cost	0.04
Total Direct Costs (US$/t mined)	1.63
Indirect Costs
Mine Operations Indirects	0.04
Mine Maintenance Indirects	0.07
Mine Operations Labour	0.16
Mine Maintenance Labour	0.07
Total Indirect Costs	0.35
Total Mining Costs	1.98
(US$/t processed)
Mine Geology Cost	0.1
Total Processing Cost	1.04
Electrical Generation & Maintenance	0.39
Total Processing Costs	1.53

The total mining cost is lower than assumption input used from Whittle. This is due to the mining costs shown in Table 21.2-1 having the contractor fee deducted. This fee is treated like interest on principal. Rio Alto assumed the responsibility of the processing cost reported in the financial assessment.

All Gold Oxide Dump Leach mine site costs including general and administration functions such as accounting, insurance, logistics and other support services are included in the G&A costs detailed in Table 21.2-2.

Table 21.2-2 General and Administration Cost (‘000 US$)

General and Administration Cost (‘000 US$)
	2014	2015	2016	2017	2018	2019	Total
Indirect Costs -Alliance	11,000	11,000	8,000	7,000	6,000	4,000	36,000
Indirect Costs -Non Alliance	11,000	11,000	8,000	7,000	6,000	4,000	36,000
Total G&A Cost	22,000	22,000	16,000	14,000	12,000	8,000	72,000

Taking into consideration the above costs and economic parameters described in Section 15, the total operating cost and operating profits for the Gold Oxide project are presented in Table 21.2-3 below.

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Table 21.2-3 Total Operating Costs and Operating Profit (‘000 US$)

Total Operating Costs and Operating Profit (‘000 US$)
	2014	2015	2016	2017	2018	2019	Total
Net Revenue	240,375	229,973	197,487	151,640	141,126	93,984	1,054,586
Total Operating Expenses	115,333	100,061	72,520	72,692	68,617	44,740	473,963
Closure Expenditures	1,500	1,500	1,500	1,500	1,500	1,500	9,000
Operating Profit (EBITDA)	123,542	128,412	123,467	77,448	71,009	47,744	571,623
Operating Profit Margin	51.2%	55.6%	62.2%	50.9%	50.1%	50.6%	54.0%

21.3	Sulphide Project

Cost work has been carried out in 2013 on a variety of sulphide mining options, mainly related to mine optimization, design and scheduling scenarios. Whilst some progress has been made, the results of the associated modifications are not yet final as the mine optimization is yet to be finalised.

The reader is referred to Sections 21.1.2, 21.2.2, 21.2.3 and 21.2.4 from the January 2013 Technical Report, and a summarized excerpt of that work is presented below:

At the start of 2013 the sulphide project updated pre-feasibility study was ongoing and capital costs had not been completed. For the sulphide concentrator and associated infrastructure this work focussed on the initial phase of the sulphide project of 18,000 tpd capacity.

The 2010 capital cost estimate for the concentrator and associated infrastructure was $252.3 M but this was for a throughput of 24,000 tpd.

As it is anticipated that the sulphide project will use similar mining equipment to the gold oxide mine mining costs for the sulphide project have previously been based on the oxide mining costs. Differences will depend on ore and waste haulage distances and adding an ore rehandle cost.

The sulphide processing cost used for pit optimization in the 2013 Technical Report was $3.99/t milled, based on the metallurgical testwork and the flow sheet included and for a throughput of 36,000 tpd.

Copper concentrate treatment and refining charges have not been revised since the 2013 Technical Report. Taking into consideration all factors at that time, and assuming a roughly balanced concentrate market, using $75/7.5 for life of mine treatment and refining charges was a reasonably conservative estimate. Treatment charge is in dollars per dry metric ton of

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concentrate and the refining charge in cents per pound of payable copper. A sea freight vessel cost of $50-55/WMT was appropriate in early 2013.

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22	ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers are required to disclose economic results if a material change to the property has occurred. Oxide Intrusive material represents a material change in the Mineral Reserve statement. For that reason, an economic analysis of the mineral reserves of the La Arena Oxide Gold Project was conducted and the results are presented below. A positive cash flow was achieved for all the periods which support the Mineral Reserves statement. Updated mining and processing input parameters and prices were used to estimate the Mineral Reserves, as discussed in Section 15.

The data for gold recovery is based on the metallurgy reported by Ausenco in Section 13. Capex and Opex costs are discussed in Section 21.

22.1	Pre-Tax Cash Flow Modelling

The after capital spending Pre-Tax Cash Flow derived from Mineral Reserves is presented in Table 22.2-1.

Table 22.1-1 Pre-Tax Cash Flow for Oxide Gold Project (‘000 US$)

Pre-Tax Cash Flow for Oxide Gold Project (’000 US dollars)
	2014	2015	2016	2017	2018	2019	Total
Net Revenue	240,375	229,973	197,487	151,640	141,126	93,984	1,054,586
Opex	115,333	100,061	72,520	72,692	68,617	44,740	473,963
Closure Expenditures	1,500	1,500	1,500	1,500	1,500	1,500	9,000
Capex Additions	29,496	12,210	12,210	2,000	-	-	55,916
Pre-Tax Cash Flow	94,046	116,202	111,257	75,448	71,009	47,744	515,707

22.2	Peruvian Mining Taxes and Royalty

Revenue taxes and income taxes were considered in the financial assessment. Revenue based tax, operating profit based tax and income tax must be incorporated within the cash flow. Revenue tax includes Osinergmin Tax (Energy and Mining Regulatory Agency) of 0.21% and OEFA Tax (Environmental Supervision Agency) of 0.15%. Operating based tax includes a Special Mining Tax and a Modified Royalty. The corporate income tax after the worker participation is 30% plus 0.5% for pension taxes. The worker profit participation is 8% of income before income tax and pension tax.

The Peruvian mining tax system was revised during 2011 and is described below. Rio Alto is subject to the revised system which created two new forms of taxation on mining enterprises. One bill modified the existing royalty on sales of mineral resources. Of the two new forms of

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tax, only one applies to La Arena along with the modified royalty (MR). The amended bills applicable to La Arena may be summarized as:

Special Mining Tax (SMT): It is applied on operating mining income based on a sliding scale with progressive marginal rates ranging up to 8.40%. The tax liability would be determined and payable on a quarterly basis. As a tax on operating profit, normal operating costs excluding interest are deducted from revenue, an operating profit margin is determined and a progressive tax rate would be applied on the Operating Profit Margin Ratio.

Royalty Based on Operating Income (MR): The modified royalty revises the mining royalty enacted in 2004 that required a payment ranging from 1% to 3% of the commercial sales value of mineral resources. The MR is applied on a company’s operating income rather than sales and is payable quarterly (the previous royalty was payable monthly). The amount payable is determined on a sliding scale with marginal rates ranging up to 12% applied to the operating margin. As a company’s operating margin increases, so does the marginal rate of the royalty.

Under Peruvian law, workers in the mining industry are entitled to participate in a company’s income before income tax (“Worker participation” on Table 22.2-1). This participation amounts to 8% of income before income tax. Each of the MR, SMT and worker profit participation taxes are deductible for the purposes of corporate income tax and pension tax.

The Table 22.2-1 summarizes the annual total taxes and royalties for Oxide Gold Project.

Table 22.2-1 Annual Taxation for Oxide Gold Project (’000 US dollars)

Annual Taxation for Oxide Gold Project (’000 US dollars)
	2014	2015	2016	2017	2018	2019	Total
Royalty Tax	3,707	3,545	4,012	1,652	1,406	951	15,273
Special Mining Tax	3,586	3,430	3,660	1,733	1,504	1,014	14,927
Subtotal Royalties	7,294	6,975	7,672	3,384	2,910	1,965	30,199

Worker Participation	7,700	6,915	6,864	3,525	3,048	2,044	30,096
Osinergmin Tax on Revenue (0.21%)	505	437	316	-	-	-	1,258
OEFA Tax on Revenue (0.15%)	361	345	257	-	-	-	962
Pension Tax on Incomes (0.5%)	443	398	395	203	175	118	1,731
Corporate Tax on Incomes (30%)	26,565	23,857	23,679	12,162	10,515	7,053	103,831
Total Taxes	35,573	31,951	31,510	15,890	13,738	9,215	137,877

Total Taxes & Royalty	42,866	38,926	39,182	19,274	16,649	11,180	168,077

The Annual Cash Flow and Net Present Value (at a 6% discount rate) are presented in Table 22.2-2. The economics results show robust financial results for the Oxide Gold Project with positive outcomes for all periods and a total cash flow of US$ 347.6M or a discounted value of

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US$ 288.5M. Figure 22.2-1 shows annual net cash flow and the corresponding cumulative figures.

Table 22.2-2 Net Cash Flow (After-Tax) (’000 US dollars)

Net Cash Flow (After-Tax) (’000 US dollars)
	2014	2015	2016	2017	2018	2019	Total
Pre Tax Cash Flow	94,046	116,202	111,257	75,448	71,009	47,744	515,707
Taxes	42,866	38,926	39,182	19,274	16,649	11,180	168,077
After Tax Cash Flow	51,180	77,276	72,075	56,175	54,360	36,564	347,630
Net Present Value	48,283	68,775	60,515	44,496	40,621	25,776	288,467
(6%)
Cumulative Cash Flow	-	51,180	128,456	200,531	256,705	311,066	347,630
Cumulative NPV (6%)	-	48,283	117,058	177,574	222,069	262,691	288,467

Figure 22.2-1 Annual and Cumulative Cash Flow and NPV

Including contractor fees throughout the life of mine yields a cumulative pre-tax cash flow of US$ 482.3 M a 6% pre-tax NPV of US$ 403.9 M, a cumulative after tax cash flow of US $328.6 M, and a 6% after tax NPV of US$ 272.5 M. In contrast, the exclusion of contractor fees yield a cumulative pre-tax cash flow of US$ 515.7 M a pre-tax NPV of US $432.0M, a cumulative after tax cash flow of US$ 347.6 M and a 6% after tax NPV of US$ 288.4 M.

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22.3	Sensitivity Analysis

The effects of changes in the major project assumptions and estimates were evaluated using the traditional approach of assessing variations in the metal prices, grades, operating cost, capex and metallurgical recovery. The analysis was carried out by changing the input parameters within the cost model and assessing the NPV (at a 6% discount rate). A +/-10% range was used as shown in Table 22.3-1.

Table 22.3-1 Sensitivity Analysis on the NPV (’000 US dollars)

Sensitivity Analysis on the NPV (’000 US dollars)
	Low Range (- 10%)	Base Case	High Range (10%)
	Gold Price of 1,200 US$
Inputs Var.	US$ 1,080	US$ 1,200	US$ 1,320
NPV	236,658	288,467	339,869
	Grade Avg of 0.43g/t
Inputs Var.	0.39 g/t	0.43 g/t	0.48 g/t
NPV	236,039	288,467	340,468
	Opex Avg of 3.50 /tonne mined
Inputs Var.	$3.15 /tmined	$3.50 /tmined	$3.85 /tmined
NPV (6%)	310,965	288,467	265,694
	LOM Capex Avg of $55.92M
Inputs Var.	$50,325	$55,916	$61,508
NPV (6%)	293,520	288,467	283,414
	LOM Recovery Avg of 84.69%
Inputs Var.	76.22%	84.69%	93.16%
NPV (6%)	236,039	288,467	340,468

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23	ADJACENT PROPERTIES

The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings, including the Lagunas Norte mine, the Santa Rosa mine, La Virgen mine, the Quiruvilca Mine, Shahuindo exploration project, Igor exploration project and Tres Cruces development project (see figure 7.1_1).

As reported on the Barrick website in 2013, Lagunas Norte produced 606,000 ounces of gold at an all-in sustaining costs of $627 per ounce. Proven and probable gold reserves as at December 31, 2013 were 3.75 million ounces of gold.

La Virgen is a privately owned mine and public information is not available, however the mineralization at La Virgen is similar to La Arena. La Arena S.A. has employed some senior personnel that have worked at La Virgen. La Virgen stopped mining at the end of 2012 and is now completing leaching operations.

A qualified person has not verified the above information and the information is not necessarily indicative of the mineralization or future operations at La Arena.

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24	OTHER RELEVANT DATA AND INFORMATION

24.1	Proposed Development Schedule

The La Arena oxide project ongoing development schedule includes three key elements the leach pad, the waste dump and the power supply. All other significant components are complete and operational.

  Pad phase 3 is due to be complete by December 2014 and the final phase 4, to achieve total capacity of around 103 Mt, will be complete in 2015.

  Waste dump construction will be ongoing through to June 2015.

  Power supply from the 220 kV substations to be ready August 2014.

  The sulphide project development schedule is part of the ongoing feasibility study and is not yet updated or completed.

24.2	Other

There is no specific other relevant data and information not already included in other Sections.

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25	INTERPRETATION AND CONCLUSIONS

25.1	Mineral Resources

  The increase in the Gold Oxide Resource is primarily due to the inclusion of oxide intrusive material. Sufficient metallurgical test work has been completed in 2013 to now include this material in the resource with a high level of confidence.

  The Calaorco Gold Oxide Resource remains open along strike and should be further tested in 2014. The oxide mineralization is pugging to the North, along the Tilsa system.
  A drilling plan of 14,200m to test the strike extensions of the oxide resource in the Calaorco area is considered prudent.

  In the northern zone of the oxide deposit, and at depth below the Ethel Open Pit, Au- epithermal primary mineralization has been identified. This mineralization is offset by low angle reverse faults. It is planned to drill 4,300 m of DDH in this area in 2014

  Mineral Resources for Sulphides remain unchanged from the 2013 Technical Update as no additional drilling has been completed. Detailed study work (Phase 2 Study) is underway to try to optimise the project and is due for completion in H2 2014, at which time new Sulphide Mineral Resources may be stated.

  At El Alizar epithermal Au-sediment hosted mineralization has been identified, similar in style to the Calaorco area. During 2014, it is planned to follow up this anomaly, with more detailed mapping, sampling, and scout drilling.

25.2	Mining and Mineral Reserves

  Oxide Mineral Reserves have increased significantly due to the inclusion of Oxide Intrusive material. The gold price was updated to US$ 1,200 per ounce in conjunction with other economic parameters.

  The mine is currently being efficiently operated by contractors using a conventional mining method of drill, blast, load, haul, and dump. There is ongoing work to improve efficiencies in all aspects of this cycle. The greatest operational cost in the cycle is haulage and the greatest focus is on achieving and maintaining efficiency in this area.

  The updated Oxide Mineral Reserve Statement comprises a total of five mineral deposits where two are currently in production and three are located in new areas in the mine layout.

  The La Arena Gold deposit has been operational since 2011. The positive metal reconciliations between metal produced against metal planned decreases the risk over the estimated grades used for the Mineral Reserve in two of the operating mines.

  The ore from new locations have been drilled and satisfactorily passed metallurgical test work. However, this will represent new material to be leached on the leach pads. Oxide material from the North and South Pits are rich in Copper. Where possible high copper

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  material will be blended with sandstone on a truck by truck basis to produce a low copper product for the leach pad. A separation berm has also been included in the pad design to control flow of copper rich solution to an independent circuit as required.

  Mining benches have been increased from 6m to 8m in 2013 in an effort to optimise the blasting and mining cycle.

  Mineral Reserves for the sulphides have not been updated due to the fact that more detailed project work is under way (Phase 2 Study) and is due for completion in H2 2014.

25.3	Oxide Treatment – Metallurgy

  The expected reagent consumption and gold recovery are stated for greater than 2:1 blend of sandstone:intrusive. Blends lower in sandstone than this (e.g. 50:50) failed in column tests due to lack of adequate permeability. Appropriate blending will be critical to achieving target gold recovery and reagent consumption.

  Test work on samples with a crush size of 100% - 152 mm gave gold recovery averaging 88%. However, the column leach tests on appropriate blends were conducted on much finer crush sizes; therefore, although gold leach recoveries for sandstone ore at La Arena show no relationship to crush size, for the blends with intrusive material it is considered appropriate to use a more conservative dump leach gold recovery averaging 82%.

  By similar reasoning, and allowing for the recycle of reagents from pregnant leach solution to barren irrigation solution in full-scale operation, the estimated cyanide consumption for appropriate blends of intrusive material with sandstone ore in the dump leach operation is 0.1 kg/t based on an 80 to 100 ppm sodium cyanide in leach solution and the estimated lime consumption is 1.5 kg/t.

25.4	Sulphide Treatment

Work has been carried out in 2013 on a variety of sulphide treatment options, mainly related to mine optimization, design and scheduling scenarios. Whilst some progress has been made, the results of the associated modifications are not yet final as the mine optimization is yet to be finalised.

The reader is referred to Section 25.4 of the January 2013 Technical Report, an excerpt of which is presented below:

“La Arena sulphide material contains economic levels of copper and gold. Copper occurs as chalcopyrite, bornite, covellite and chalcocite in varying amounts. Pyrite is the most dominant sulphide

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mineral. Quartz, phyllosilicates and feldspars account for most of the non-sulphide minerals. Gold is mostly associated with sulphide and quartz material. Gold associated with sulphides accounts for approximately 49% and quartz accounts for approximately 47%. Liberated gold accounts for less than 4%. Selective flotation has been chosen as the preferred method for treating the material.

Comminution testwork classifies La Arena sulphide material in the “Soft” category. The material has low resistance to impact breakage. The abrasion index for this material is also low.

Flotation testwork has identified a primary grind of 80µm K80 is required to achieve suitable mineral liberation. A rougher concentrate is produced and then cleaned. The resulting concentrate is reground to approximately 35µm K80 in sodium cyanide. The reground material is subjected to three stages of cleaning. For material in the range of 0.25% Cu to 0.45% Cu, testwork has shown that marketable concentrates can be readily made with recoveries ranging in the high eighty to low ninety percent.

Controlling the activation of pyrite is critical to the successful treatment of La Arena material. Grinding, reagents and pH control are the variables used to control this. These variables are also where opportunities exist for optimizing the current flowsheet.”

25.5	Project Infrastructure

  Road access to the La Arena Project is very good and is being further improved. The sealed road between site and Trujillo is complete.

  The La Arena mine site will be connected to the Peru grid power supply in August 2014

  Currently there is 23.7Mt of ore on the Leach Pad. As of 1 Jan 2014 the gold oxide reserve is 78.2 Mt. Total Pad capacity in Phase 1, 2 and 3 is 56.8Mt and Phase 4 in detailed design engineering is a further 46.2 Mt.

  All site offices and workshops are constructed and operating.

  There are 2 fresh water boreholes operational with a total of 15 l/s of water being produced.

25.6	Capital and Operating Costs

  In 2013 Pad construction was slightly over budget by 4%. This is considered a good result given the relative variance between budgeted conditions of the ground to actual conditions encountered.

  Mining and Mine Equipment Maintenance costs were 8% under budget, and Processing was 20% under budget principally due to a reduction in diesel power cost and a reduction in cyanide cost.

  General and administrative costs were over budget by 3%.

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25.7	Overall

  The La Arena oxide mine continues to exceed budget expectations due to positive grade variances between resource models and mining, and the definition of additional resources at the mine.

  The La Arena Sulphide (Phase 2) project requires more work to determine the optimum size and scope of the project.

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26	RECOMMENDATIONS

26.1	Geology and Resources

  Define strike extensions to the current Gold Oxide Resource. The 14,200m program that has been designed is effective for this purpose.

  In the northern zone of the deposit, define the extension of the Au-epithermal primary mineralization at depth below the Ethel Open Pit. This mineralization is offset by low angle reverse faults. It is planned to drill 4,300 m of core holes in this area and this is effective for this purpose.

  Continue to refine the geology model, particularly the Tilsa Structures (feeders) which may prove to be economic for small scale underground mining.

  Review the current GC practices and ensure that QAQC and detection limits are acceptable given the very low cut-off grade that has been implemented.

  Continue to explore in the district.

26.2	Mining

  Optimise blasting practices in the oxide mine to reduce pit wall damage and to reduce dilution and ore loss.

  Geotechnical review over the new pit design must be undertaken to ensure pit wall stability. Any changes in the designs have to be implemented immediately.

  A blend ratio of 1:2 between oxide intrusive and sandstone material is planned to achieve acceptable percolation of leach solution and promote gold recovery for the oxide intrusive material. Low-grade sandstone material will need to be stockpiled to ensure availability for blending with the oxide material and to control the in-situ variability of the rock types.

  The Oxide high grade Cu material will require some rehandling costs for blending and a stand-alone leach pad. Production of Oxide high grade Cu material is scheduled for 2017; pad facilities will be ready for this time.

  Short term and midterm planning will focus on control of material movements to achieve the minimum blend requirements to manage leach cell copper grade and ratio of fine grained material to course sandstone rock

26.3	Oxide Intrusive Metallurgy

To increase confidence in the metallurgical test work and scale-up estimation at feasibility study level for the treatment of intrusive ore, the following are recommended:

  Pilot scale test(s) of 100-1000 t of an appropriate blend of intrusive material with sedimentary ore under dump leach operational conditions.

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  To facilitate scale-up estimation, use the same blended sample(s) crushed to 100% - 0.15 mm in leach tests bottle rolls, crushed to 100% -25 mm and/or 100% -38 mm in leach tests in columns of 0.15 m diameter an 2 m high, and crushed to 100% - 152 mm in leach tests in a column of 0.75 m diameter and 6 m high.

  Additional leach tests in bottle rolls and columns at the crush sizes noted above of samples of an appropriate blend of intrusive material with sedimentary ore from different grades, locations and lithologies to assess the variability of leach performance and identify any relationships.

  Systematic leach testing in bottle rolls and columns at the crush sizes noted above of ore feed samples, identified by resource and/or mining block, date mined, and the dump leach cell to which each block is stacked. Consider underlaying each dump leach cell with some lengths of agricultural pipe with the ends protruding to allow sampling of pregnant leach solution from each cell for estimation of cell-by-cell leach recoveries.

26.4	Infrastructure

  Expedite connection to the national power grid.

26.5	Social

  Complete purchasing the land required for the Gold Oxide Project, for the public road deviation, and continued land purchases for the Sulphide Project.

  Continue to build on training programs for the local communities.

26.6	Environmental

  Complete water supply investigations and water balance calculations within final footprint and specifications for the La Arena Project.

26.7	Estimated Costs

Costs for the above recommendations have yet to be estimated in detail by Rio Alto and hence have not been reviewed by the Qualified Persons.

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27	REFERENCES

Andes Mining Research S.A.C.,“AMR Report on RIO Gold Dore Marketing and Gold Market”, March 2014

Anddes Asociados S.A.C., Memorando “Análisis de Estabilidad y Optimización del Relleno en Sector 8 (Tajo Ethel) del Pad Fase 3”. Proyecto CQA La Arena Fases 2 y 3, Noviembre 2013

Anddes Asociados S.A.C., “Diseno Conceptual Pad Fase 4 - Oxidos de Au con Alto Cu, Mina La Arena.” (rev. C), Diciembre 2013

ALS Metallurgy Project KM3262, “Preliminary Metallurgical Assessment of the La Arena Project”, August 2012

ALS Metallurgy Project KM3526, “Further Metallurgical Assessment of the La Arena Deposit -DRAFT”, November 2012.

AMEC Perú S.A. (2013). DOC-171706-043 “Memorando Análisis de Deformaciones - Tajo Ethel”, Proyecto La Arena.

AMEC Perú S.A., “Ingeniería de Detalle del Pad de Lixiviación - Fase 1B, Informe de Diseño HLP Fase 1B”, Proyecto La Arena“, Agosto 2011

AMEC Perú S.A., “Ingeniería de Detalle del Pad de Lixiviación - Fase2, Informe de Diseño HLP Fase 2”, Proyecto La Arena”, Enero 2011

Ausenco Vector, “Projecto La Arena, CO7 Estudio de Alternativas Pad y Botadero.” (rev A), November 2010

Ausenco Vector, “Estudio Geotécnico para la Fase 2 del Pad de Lixiviación y Poza de Mayores Eventos”, Proyecto La Arena, 2011

C.M Orr - George, Orr and Associates, "La Arena Project: Summary Report on January 2014 Site Visit", February 2014

Coffey Mining, “La Arena Project, Peru - Technical Report (NI 43-1010) July 31, 2010”, 28 Oct 2010).

Cube Consulting, “La Arena Project, Peru – Geostatistical Study February, 2012” February 2012

Dr S. Meffre, “Zircon Age determination, 14 samples from La Arena Mine – Peru”, CODES ARC Centre of Excellence in Ore Deposits University of Tasmania, February 29, 2012

Golder Associates Peru S.A. (September 2011). “Fase II: Estudio De Prefactibilidad Del Depósito De Relaves Del Proyecto La Arena.”

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Golder Associates Peru S.A., Memorando Técnico “Estudio de Peligro Sísmico Probabilístico y Determinístico, 2012

Golder Associates Perú S.A, “Fase II: Estudio De Prefactibilidad Del Depósito De Relaves Del Proyecto La Arena”, September 2011

Greg Corbett, “Comments on the Tierra Amarilla, El Toro and La Arena Projects in Huamachuco District, Peru”, November 2004

Greg Corbett, “Comments on the Exploration Potential of La Arena and Regional Prospects Northern Peru”, December 2011

Heap Leaching Consulting S.A.C., “Informe de Preparacion de Muestras Y Conformacion de Muestras Compositos – La Arena”, Mayo del 2010

Heap Leaching Consulting S.A.C., “Informe de Pruebas de Cianuración Por Agitacion En Botellas Con Muestras de Cores Compositos – La Arena”, Junio del 2010

Heap Leaching Consulting S.A.C., “Informe de Toma de Muestra In Situ Compositos – La Arena”, Mayo del 2010

Heap Leaching Consulting Rev 0, “Detail Engineering Report”, October 2010

Iamgold Corporation, “La Arena Project, Peru – Pre-feasibility Study”, November 2006.

Jeffrey W. Hedenquist, “Observations on the La Arena epithermal Au mine and porphyry Cu-Au deposit, and prospects in the district, La Libertad, Peru”, October 2012

Kirk Mining Consultants, “La Arena Project, Peru – Technical Report (NI 43-101) September 30, 2011” 17 February 2012

Kirk Mining Consultants, "La Arena Project: Technical Report (NI 43-101)" January 2013

Lascaux Advisors, “Copper Concentrate Commentary, La Arena Project”, November 7, 2011

Marco Rivera, et al, INGEMMET, “Estudio del Vulcanismo Cenozoico (Grupo Calipuy) y los Yacimientos Epithermales Asociados, Departamentos de La Libertad y Ancash”, December 2005

MPX Geophysics LTD., “Helicopter-borne Geophysical Survey - La Arena Project, La Libertad, Peru”, December 2012

RRD International Corp (4 June 2012). “La Arena - Preliminary Review Comments.”

RRD International Corp, “La Arena Mine Site Visit Report, 1 to 4 July 2013”, 11 July 2013

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S. J. Meldrum, “A Review of the La Arena Porphyry Model, Peru”, February 2005.

TECNOLOGIA XXI, “Environmental Impact Assessment (EIA)”, September 2009. Approved by MEM RD234-2010-MEM/AAM, July 2010

TECNOLOGIA XXI (September 2009). “Environmental Impact Assessment (EIA)”, Approved by MEM RD234-2010-MEM/AAM July 2010.

Vector Peru S.A.C., “Feasibility Study Report.”, May 2010

Vector Peru S.A.C., “Ingenieria de Detalle Pad de Lixiviacion - Fase 1, Poza PLS y Botadero de Material Inadecuado, Proyecto La Arena, La Libertad, Peru, Revision 0.”, Abril 2011a

Vector Peru S.A.C., “Estudio de Factibilidad Pad de Lixiviacion, Pozas y Botaderos, Proyecto La Arena, La Libertad, Peru, Revision A.”, Abril 2011b

Vector Peru S.A.C, “La Arena Detail Engineering Rev B (Including Civil Design for Pad, Ponds and Waste Disposals and QA/QC Manual for Construction)”, August 2010

Vector Peru S.A.C., “Feasibility Study Report, Rev B (Including Alternative Analysis, Seismic Analysis, Geotechnical Study, Pit Slope Design, Hydrogeological Study & Water Balance, Cost Estimation)”, May 2010

“ESTUDIO MICROSCOPICO DE 05 MUESTRAS EN SECCIÓN PULIDA”, Informe 19- 011. Marzo 2011

“Informe N°: 01-012 (GE), Fecha”: enero, 2012. Tipo(s) de Estudio(s): Microscopía óptica (17 secciones delgadas y 05 secciones pulidas)

“Informe N°: 11-013 (GE), Fecha”: febrero, 2013. Tipo(s) de Estudio(s): Microscopía óptica (06 secciones pulidas)

“Informe N°: 56-011 (GE), Fecha”: setiembre, 2011. Tipo(s) de Estudio(s): Microscopía óptica (20 secciones delgadas y 15 secciones pulidas

“Informe N°: 73-012 (GE), Fecha”: noviembre, 2012. Tipo(s) de Estudio(s): Microscopía óptica (11 secciones delgadas y 09 secciones pulidas)

“Report N°: 32-012 (GE),. Type of Study: Optical microscopy 05 thin sections”, April, 2012

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28	CERTIFICATES

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Certificate of Qualified Person

La Arena Project, Peru, Technical Report, December 31 2013, Rio Alto Mining Limited

1. I, Enrique Garay, have been a Rio Alto Mining employee since November 2010. My residential address is Calle Carlos Enrique Ferreyros No. 377, San Isidro, Lima 27, Peru.

2. I am a member of the Australian Institute of Geoscientists (“MAIG”).I hold a Bachelor's Degree in Science with a major in Geology from the National Engineering University, Lima and a MSc in Mineral Exploration from Queens University, Canada.

3. I am a practising geologist for over 23 years in the precious and base metal resource industry with a focus on both exploration and mine geology. I have been previously employed by several mining companies including Barrick Gold Corporation, Hochschild Mining PLC, Trafigura and Consorcio Minero Horizonte S.A. From 1996 to 2004 I contributed to the resource definition work at Barrick Gold Corporation's, multi-million ounce Pierina Gold Mine located in Peru and I was the project's Chief Mine Geologist.

4. I have frequently visited the property that is the subject of this report, since November 2010.

5. I am responsible for Sections 2, 3, 4, 5, 6 7, 8, 9, 10, 17.2, 18.1-18.8, 19, 20, 23, 24 of this report.

6. I am co responsible for Sections 1, 21, 22, 25, and 26 of this report.

7. I am not independent of Rio Alto Mining Limited as independence is described in Section 1.5 of NI 43-101.

8. I hereby consent to the use of this report and my name in the preparation of documents for a public filing including a prospectus, an annual information filing, brokered or non-brokered financing(s), or for the submission to any Provincial or Federal regulatory authority.

9. I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. At the effective date, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 28th day of March 2014 at Lima, Peru.

[signed]

_________________________________

Enrique Garay, M Sc. (MAIG)

Vice President Geology

Rio Alto Mining Limited

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Certificate of Qualified Person

La Arena Project, Peru, Technical Report, December 31 2013, Rio Alto Mining Limited

1. I, Ian Dreyer, am the Principal Geologist of Minieria Ingieniera Y Construccion S.A.C. Ave Larco 1150 , Miraflores, Lima, Peru.

2. I am a Charted Professional of the Australasian Institute of Mining and Metallurgy (AusIMM). I graduated from Curtin University, Perth, Western Australia with a B. App.Sc (Geology) degree in 1982.

3. I have practiced my profession continuously since 1988. I have been directly involved in the mining, exploration and evaluation on three continents in a variety of mineral commodities.

4. I last visited the property that is the subject of this report on 7th July 2013.

5. I am responsible for Sections 11, 12 and14 of this report.

6. I am co responsible for Sections 1, 25 and 26 of this report.

7. I am independent of Rio Alto Mining Limited as independence is described by Section 1.5 of NI 43-101. I have not received, nor do I expect to receive, any interest, directly or indirectly, in Rio Alto Mining Limited.

8. I hereby consent to the use of my name in the preparation of documents for a prospectus, annual information filing, initial public offering, brokered or non-brokered financing(s), for the submission to any Provincial or Federal regulatory authority.

9. I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. At the effective date, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 28th day of March 2014 at Lima, Peru.

[signed]

_________________________________

Ian Dreyer BSc Geology, MAusIMM(CP)

Principal Geologist

MIC S.A.C.

INNOVATIVE AND PRACTICAL MINING CONSULTANTS	197

MP PERU SAC

Certificate of Qualified Person

La Arena Project, Peru, Technical Report, December 31 2013, Rio Alto Mining Limited

1. I Marek Mroczek am currently employed as Senior Mining/Geology Consultant by Mining Plus Consulting Canada Ltd., Suite 440 - 580 Hornby Street, Vancouver BC V6C 3B6

2. I studied geology at Senior Secondary Geology College in Krakow, Poland and mining engineering and geology at Silesian Technical University in Gliwice, Poland. Additionally, I completed program in computer aided design at British Columbia Institute of Technology in Burnaby, Canada.

3. I am registered with The Association of Professional Engineers and Geoscientists of British Columbia as a Professional Engineer (License No. 29931)

4. I have practiced in my profession for 25 years in the areas on mineral project exploration, resource, reserves estimate and project assessment at different levels of project study for precious, base metals and industrial minerals.

5. My most recent personal site visit of La Arena Mine was on January 10 and 11, 2014.

6. I am responsible for subsection 1.8, sections 15 and 16 (except subsection 16.7), subsection 1.10.2, 25.2, 26.2 and share responsibility with the other authors for subsection 1.9, sections 21, 22, and subsections 25.6, 26.7 of the report titled “La Arena Project, Peru, Technical Report (NI 43-101) prepared by Mining Plus Peru S.A.C. on behalf Rio Alto Mining Limited . Effective Date 31st December 2013. “

7. I have no prior involvement with the property that is subject of Technical report. I have no controlling or monetary interest involving Rio Alto Mining Limited or the property.

8. I am independent of Rio Alto Mining Limited., applying all of the tests in section 1.5 of NI 43-101.

9. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. As of the effective date of the Technical Report, to the best of my knowledge and information the Technical Report contains all scientific and technical information required to be disclosed to make the report not misleading.

Dated 28th day of March 2014 at Vancouver, British Columbia, Canada.

[signed]

_________________________________

Mr. Marek Mroczek, P.Eng.,

Senior Mining/Geology Consultant,

Mining Plus Canada Consulting Ltd.

INNOVATIVE AND PRACTICAL MINING CONSULTANTS	198

MP PERU SAC

Certificate of Qualified Person

La Arena Project, Peru, Technical Report, December 31 2013, Rio Alto Mining Limited

I, Greg Lane am Chief Technical Officer, with Ausenco Ltd, 144 Montague Road, South Brisbane, Queensland, Australia.

I am a Fellow of Australasian Institute of Mining and Metallurgy (AusIMM). I graduated from the University of Tasmania, Australia, with a M. Sc. in1986.

I have worked as a process engineer in the minerals industry for over 28 years. I have been directly involved in the mining, exploration and evaluation of mineral properties internationally for precious and base metals.

I have not visited the property.

I am responsible for Sections 1.10.3, 13.1 to 13.6, 17.1, 25.3 and 26.3 of this report.

I am independent of Rio Alto Mining Limited as independence is described by Section 1.5 of NI 43-101. I have not received, nor do I expect to receive, any interest, directly or indirectly, in Rio Alto Mining Limited.

I hereby consent to the use of my name in the preparation of documents for a prospectus, annual information filing, initial public offering, brokered or non-brokered financing(s), for the submission to any Provincial or Federal regulatory authority.

I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

At the effective date, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 28th day of March 2014 at Brisbane, Australia.

[signed]

_________________________________

Greg Lane

Chief Technical Officer

Ausenco

INNOVATIVE AND PRACTICAL MINING CONSULTANTS	199

MP PERU SAC

Certificate of Qualified Person

La Arena Project, Peru, Technical Report, December 31 2013, Rio Alto Mining Limited

1. I, Mark E. Smith, am the president of RRD International Corp. My residential address is 759 Eagle Drive, Incline Village, Nevada, USA.

2. I hold bachelor’s and master’s degrees in civil (geotechnical) engineering from the University of California, Davis and University of Nevada, Reno, respectively.

3. I am a registered member of the Society for Mining, Metallurgy and Exploration (SME). I hold a diplomate in geotechnical engineering from the Academy of Geo-Professionals. I am a registered civil engineer in the following US states: California, Nevada, Texas, South Dakota, Idaho and Utah. I am a registered geotechnical engineer in California and a registered structural engineer in Idaho and Utah.

4. I am a practising geotechnical engineer with 34 years of experience in the precious and base metal resource industry with a focus on heap leaching and tailings management. I have worked in the Peru mining industry since 1997. I am a member of the Advisory Board to the College of Engineering for the University of Nevada, Reno campus.

5. I have visited the heap leach facility at the La Arena property that is the subject of this report twice, 2-5 September 2012 and 1-4 July 2013.

6. I am responsible for Sections 18.9 of this report.

7. I am independent of Rio Alto Mining Limited as independence is described in Section 1.5 of NI 43-101.

8. I hereby consent to the use of this report and my name in the preparation of documents for a public filing including a prospectus, an annual information filing, brokered or non-brokered financing(s), or for the submission to any provincial or federal regulatory authority.

9. I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education, past relevant work experience, and professional registrations I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. At the effective date, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 28th day of March 2014 at Incline Village, Nevada, USA.

_________________________________

Mark E. Smith, M Sc, PE, GE, RM(SME), D GE(AGP)

President, RRD International Corp

INNOVATIVE AND PRACTICAL MINING CONSULTANTS	200

MP PERU SAC

Certificate of Qualified Person

La Arena Project, Peru, Technical Report, December 31 2013, Rio Alto Mining Limited

1.	I, Linton J Kirk, am the Director and Principal Mining Engineer of Kirk Mining Consultants Pty Ltd, 49 Jersey Street, Jolimont, Western Australia, Australia.

2.

I am a Fellow and Charted Professional of the Australasian Institute of Mining and Metallurgy (AusIMM) . I graduated from the University of Melbourne, Victoria, Australia with a BE(Min) degree in 1976.

3.	I have practiced my profession continuously since 1976. I have been directly involved in the mining and evaluation of mineral properties internationally for precious and base metals.

4.	I last visited the property that is the subject of this report 23 to 24 October 2012.

5.	I am responsible for Sections 16.7, 18.10, and 21.3 of this report.

6.	I am not co responsible for any section of this report.

7.

I am independent of Rio Alto Mining Limited as independence is described by Section 1.5 of NI 43- 101. I have not received, nor do I expect to receive, any interest, directly or indirectly, in Rio Alto Mining Limited.

8.

I hereby consent to the use of my name in the preparation of documents for a prospectus, annual information filing, initial public offering, brokered or non-brokered financing(s), for the submission to any Provincial or Federal regulatory authority.

9.

I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.

At the effective date, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 28th day of March 2014 at Perth, Australia.

[signed]

___________________________________

L J Kirk                        B.E (Min), FAusIMM(CP)
Director and Principal Mining Engineer
Kirk Mining Consultants Pty Ltd

INNOVATIVE AND PRACTICAL MINING CONSULTANTS	201

Certificate of Qualified Person

Christopher Kaye, FAusIMM
635 Mariner’s Island Blvd., Suite 202,
San Mateo, CA 94404, USA

I, Christopher Edward Kaye am a Principal Process Engineer, with the firm of Mine and Quarry Engineering Services, Inc. (MQes) of 635 Mariner’s Island Blvd., Suite 202, San Mateo, CA 94404, USA. I carried out this assignment for MQes;

This certificate applies to the technical report entitled “La Arena Project, Peru Technical Report (NI 43-101)” with an effective date December 31, 2013 and dated March 28th, 2014;

I am a fellow of Australasian Institute of Mining and Metallurgy in Australia. I graduated from the University of Queensland, Australia, with a B. Eng. in Chemical Engineering in 1984;

I have worked as a process engineer in the minerals industry for over 25 years. I have worked for operating mines as well as engineering and consulting companies. I have been directly involved in the mining, exploration and evaluation of mineral properties internationally for precious and base metals;

I last visited the property that is the subject of this report 25 to 27 May, 2012;

I am responsible for Sections 1.10.4, 13.7, 17.3, 25.4 of this report.

I am independent of Rio Alto Mining Limited as independence is described by Section 1.5 of NI 43-101. I have not received, nor do I expect to receive, any interest, directly or indirectly, in Rio Alto Mining Limited.

I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

As of the date of this certificate, apart from the information identified as “Phase II Update” in the news release titled “La Arena Gold Oxide Reserves Increased to 1.08MM oz at Au Price of $1,200” dated February 24, 2014, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[Signed]
_______________________
Christopher Edward Kaye, FAusIMM
Dated: 28 March, 2014

INNOVATIVE AND PRACTICAL MINING CONSULTANTS	202